AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           HAYNES INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            3356                           06-118540
  (State or other jurisdiction      (Primary S.I.C. Code Number)            (I.R.S. Employer
      of incorporation or                                                 Identification No.)
         organization)

                              -------------------

                             1020 WEST PARK AVENUE
                           KOKOMO, INDIANA 46904-9013
                                 (317) 456-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                               MICHAEL D. AUSTIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             HAYNES INTERNATIONAL, INC.
                             1020 WEST PARK AVENUE
                           KOKOMO, INDIANA 46904-9013
                                 (317) 456-6000
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

             STEPHEN J. HACKMAN, ESQ.                         WINTHROP B. CONRAD, JR., ESQ.
            ICE MILLER DONADIO & RYAN                             DAVIS POLK & WARDWELL
          ONE AMERICAN SQUARE, BOX 82001                           450 LEXINGTON AVENUE
         INDIANAPOLIS, INDIANA 46282-0002                        NEW YORK, NEW YORK 10017
                  (317) 236-2100                                      (212) 450-4000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

[CAPTION]

                                                                      PROPOSED MAXIMUM
     TITLE OF EACH CLASS                           PROPOSED MAXIMUM      AGGREGATE
     OF SECURITIES TO BE          AMOUNT TO BE      OFFERING PRICE     OFFERING PRICE       AMOUNT OF
         REGISTERED                REGISTERED          PER UNIT             (1)          REGISTRATION FEE
% Senior Notes due 2004           $85,000,000             %             $85,000,000          $29,311

(1) Estimated solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    The Index to Exhibits is located at page       in the sequential numbering
system.

    Total number of pages:
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    The current name of the registrant for the offering of the notes described in this Registration Statement (the "Offering") is Haynes International, Inc. The name of the registrant will be changed to Haynes Corp. prior to the effectiveness of this Registration Statement. Approximately thirty days after the closing of the Offering, the registrant will be merged with and into its sole stockholder, Haynes Holdings, Inc. (whose name will be changed to Haynes International, Inc. after the registrant's name change and prior to the effectiveness of the Registration Statement), and the name of the surviving entity will be "Haynes International, Inc."

                           HAYNES INTERNATIONAL, INC.

                             CROSS REFERENCE SHEET

       Cross Reference Sheet Between Items in Form S-1 and the Prospectus
                      Pursuant to Regulation S-K, Item 501

          ITEM NUMBER AND HEADING IN FORM S-1            LOCATION OR CAPTION IN PROSPECTUS
      --------------------------------------------  --------------------------------------------
  1.    Forepart of the Registration Statement and
          Outside Front Cover Page of Prospectus..  Outside Front Cover Page of Prospectus

  2.    Inside Front and Outside Back Cover Pages
          of Prospectus...........................  Inside Front Cover Page of Prospectus;
                                                      Outside Back Cover Page of Prospectus
  3.    Summary Information, Risk Factors and
          Ratio of Earnings to Fixed Charges......  Inside Front Cover Page of Prospectus;
                                                      Prospectus Summary; Risk Factors; Selected
                                                      Consolidated Financial Data
  4.    Use of Proceeds...........................  The Recapitalization; Use of Proceeds
  5.    Determination of Offering Price...........  Not Applicable
  6.    Dilution..................................  Not Applicable
  7.    Selling Security Holders..................  Not Applicable
  8.    Plan of Distribution......................  Outside Front Cover Page of Prospectus;
                                                      Underwriting
  9.    Description of Securities to be
          Registered..............................  Capitalization; Description of the Notes
 10.    Interests of Named Experts and Counsel....  Not Applicable
 11.    Information with Respect to Registrant....  Outside Front Cover Page of Prospectus;
                                                      Prospectus Summary; Risk Factors; The
                                                      Company; The Recapitalization;
                                                      Capitalization; Selected Consolidated
                                                      Financial Data; Management's Discussion
                                                      and Analysis of Financial Condition and
                                                      Results of Operations; Business;
                                                      Management; Certain Transactions;
                                                      Description of the Notes; Description of
                                                      Other Indebtedness; Experts; Index to
                                                      Consolidated Financial Statements
 12.    Disclosure of Commission Position on
          Indemnification for Securities Act
            Liabilities...........................  Not Applicable

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 7, 1996

PROSPECTUS
                                  $85,000,000

                                  HAYNES CORP.
                       TO BE MERGED WITH AND CONTINUE AS
                           HAYNES INTERNATIONAL, INC.
                            % SENIOR NOTES DUE 2004
                              -------------------

   Interest on the   % Senior Notes due 2004 (the "Notes") of Haynes Corp. (the
"Company") will be payable semiannually on      and      of each year,
commencing on      , 1997. On or after      , 2000, the Notes will be redeemable
at the Company's option, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the redemption
date. At any time on or prior to      , 1999, the Company, at its option, may
redeem up to $20.0 million aggregate principal amount of the Notes from the net proceeds of one or more Public Equity Offerings (as defined) by the Company, at
a redemption price of   % of the principal amount thereof, together with accrued
and unpaid interest, if any, to the redemption date; provided that after giving effect to such redemption, at least $60.0 million in aggregate principal amount of the Notes remains outstanding following such redemption. In addition, upon the occurrence of a Change in Control (as defined), each holder of the Notes will have the right to require the Company to repurchase, in whole or in part, such holder's Notes at a cash purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the repurchase date. In addition, the Notes will be redeemable, at the option of the Company, in whole or in part, after a Change in Control at a redemption price calculated pursuant to a formula described herein. See "Description of the Notes."

   The Notes will be senior unsecured indebtedness of the Company and will be subordinated in right of payment to all existing and future secured indebtedness of the Company, including indebtedness under the New Credit Facility (as defined), and will rank pari passu in right of payment with all other existing and future senior indebtedness of the Company. The Notes will also be effectively subordinated to indebtedness of the Company's subsidiaries. Under the terms of the Indenture (as defined), the Company will be permitted, upon the satisfaction of certain conditions, to incur additional secured indebtedness. As of March 31, 1996, on a pro forma basis after giving effect to the Recapitalization (as defined), there would have been outstanding approximately
$ million of secured indebtedness of the Company and $85.0 million of senior unsecured indebtedness of the Company consisting of the Notes.

   Concurrently with the Offering, Haynes International, Inc., the sole stockholder of the Company, is offering, by means of a separate prospectus, shares of its Common Stock in an initial public offering (the "Equity Offering"). The consummation of the Offering and the Equity Offering (collectively, the "Offerings") are conditioned upon each other and are also conditioned upon the prior or concurrent consummation of certain other transactions described under "The Recapitalization." Approximately 30 days after consummation of the Offerings, the Company will be merged with and into Haynes International, Inc., and the name of the surviving corporation will be "Haynes International, Inc." See "The Recapitalization."

   Haynes International, Inc. has applied to have its Common Stock approved for quotation on the Nasdaq National Market under the symbol "HAYN."

   SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                               PRICE TO             UNDERWRITING             PROCEEDS TO
                                              PUBLIC(1)            COMMISSION(2)            COMPANY(1)(3)
Per Note...............................           %                      %                        %
Total..................................           $                      $                        $

(1) Plus accrued interest, if any, from      , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $        .
                              -------------------

   The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes
will be made in New York, New York on or about      , 1996.
                              -------------------

                       MERRILL LYNCH & CO.              PAINEWEBBER INCORPORATED
                              -------------------

                  The date of this Prospectus is       , 1996.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                          PICTURES DEPICTING PRODUCTS
                                 AND END-USERS











    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              -------------------

    "HAYNES," "HASTELLOY," "ULTIMET," "HR-160," "G-50," "G-30" AND "C-22" ARE ALL REGISTERED TRADEMARKS OF THE COMPANY, AND "HR-120," "D-205," "214," "242" AND "230" ARE TRADEMARKS OF THE COMPANY.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. All references to fiscal years in this Prospectus refer to the Company's fiscal years which, for all periods presented, ended on September 30. As used in this Prospectus, the term the "Company" includes, when the context so requires, Haynes Corp. and its consolidated subsidiaries. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

    The Company develops, manufactures and markets technologically advanced, high performance alloys primarily for use in the aerospace and chemical processing industries. The Company's products are high temperature alloys ("HTA") and corrosion resistant alloys ("CRA"). The Company's HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines used for power generation, and waste incineration and industrial heating equipment. The Company's CRA products are used in applications that require resistance to extreme corrosion, such as chemical processing, power plant emissions control and hazardous waste treatment. The Company is a major supplier of high performance alloys to General Electric Co., Pratt & Whitney, Rolls-Royce plc, SNECMA, E.I. DuPont de Nemours & Co., The Dow Chemical Co. and Monsanto Company. The Company is one of three leading worldwide producers of high performance alloy products in sheet, coil and plate forms, which in the aggregate represented approximately 64% of the Company's net revenues in fiscal 1995. In addition, the Company produces its alloy products as seamless and welded tubulars, and in bar, billet and wire forms.

    High performance alloys are characterized by highly engineered, often proprietary, metallurgical formulations primarily of nickel, cobalt and other metals with complex physical properties. The complexity of the manufacturing process for high performance alloys is reflected in the Company's relatively high average selling price of approximately $12.18 per pound for fiscal 1995, compared to the average selling price of other metals such as carbon steel sheet, stainless steel sheet and aluminum, which currently range from $0.17 to $1.25 per pound. Demanding end-user specifications, a multi-stage manufacturing process and the technical sales, marketing and manufacturing expertise required to develop new applications combine to create significant barriers to entry in the high performance alloy industry. The Company derived approximately 30% of its fiscal 1995 net revenues from products that are protected by United States patents and derived an additional approximately 15% of its fiscal 1995 net revenues from sales of products that are not patented, but for which the Company has limited or no competition.

Core Competencies

    The Company believes it has attained a leadership position in the high performance alloy industry and has a strong reputation for quality and reliability. The Company's core competencies include the following:

    . Metallurgical expertise. The Company believes it is a leader in the development and manufacturing technology of nickel- and cobalt-based alloys. Over the last seven years, the Company's technical programs have yielded seven new proprietary alloys, five of which are protected by United States patents. Three additional United States patents regarding the new proprietary alloys are pending. The Company currently maintains a total of 43 United States patents and approximately 180 foreign counterpart patents targeted at countries with significant existing or potential markets for the patented products. As a result of the Company's research and development efforts, Chemical Processing magazine recognized the Company's products five times in the last twelve years as having made significant contributions to the chemical processing industry.

    . Technical marketing support. Through the combined efforts of the Company's direct sales organization, including its four domestic Company-owned service centers and its research and development group, the Company works closely with its customers in order to identify, develop and support diverse applications for its alloys and to anticipate customers' future materials requirements. The Company believes this integrated approach is unique in the high performance alloy industry.

    . Flexible manufacturing capabilities. The Company's four-high Steckel mill, in conjunction with its sophisticated, multi-stage, melting and refining operation, produces a broad array of sheet, coil and plate products made to exacting specifications. The Company also operates a three-high mill and a two-high mill that enable the Company to produce small batch orders that generally are not practical or economical for competitors to manufacture.

Business Strategy

    The Company intends to capitalize on its core competencies to implement its business strategy, which includes the following principal elements:

    Develop new applications for existing alloys. The Company actively seeks to develop new applications and new market segments for its existing products. The sales force, in coordination with the research and development staff, works closely with end-users to identify applications for the Company's existing products that address its customers' specialized needs. Management believes that new product applications represent a significant opportunity for revenue growth. The Company has identified and is pursuing new applications for its alloys, including applications for the automotive, medical and instrumentation industries.

    Continue customer-driven new product development. The Company emphasizes customer contact and an awareness of customer needs in its product development process. The Company believes that new opportunities in end-markets are best identified through close contact with customers. This approach allows the Company to focus its research and development efforts and enables the Company's products to be specified for use in the production of customers' products.

    Expand export sales. The Company believes there are significant opportunities to increase its sales in international markets. In fiscal 1995, approximately 39% of the Company's net revenues were outside the United States, primarily in European markets where the Company has established sales and manufacturing facilities. In addition, the Company is pursuing significant growth opportunities in other regions, particularly the Pacific Rim.

    Increase productivity through strategic equipment investment. The Company believes that future investment in plant and equipment will allow it to increase capacity and produce higher quality products at reduced costs. The Recapitalization described herein, combined with improved market conditions, will enable the Company to increase its investment in plant and equipment above the amounts expended in recent years. See "The Recapitalization." During fiscal 1996 through 1998, the Company anticipates investing approximately $19.5 million in new plant and equipment and approximately $3.2 million in new integrated information systems. The principal benefits of these investments are expected to be (i) the expansion of annual production capacity by 25% from approximately
20.0 million pounds to approximately 25.0 million pounds, based on the current product mix, (ii) improved production quality resulting in lower internal rejection rates and rework costs and (iii) improved coordination among sales, marketing and manufacturing personnel resulting in more efficient pricing practices.

    The Company experienced a significant decline in demand for its products from fiscal 1992 through fiscal 1994. This decline resulted from a confluence of major economic events, including a decline in military aerospace procurement in the aftermath of the Persian Gulf War and the collapse of the Soviet Union, a major inventory correction by jet engine manufacturers following cancellations and deferrals of orders for new commercial aircraft as a consequence of the 1990 to 1991 recession and a delay in spending on maintenance and repair in the chemical processing industry. From fiscal 1991 to fiscal 1994, the Company's shipments declined by 21% from approximately 16.9 million pounds to approximately 13.3 million pounds, while net revenues decreased 33% from approximately $225.4 million in fiscal 1991 to approximately $150.6 million in fiscal 1994. For the same period, earnings before interest, taxes, depreciation and amortization decreased from approximately $39.0 million in fiscal 1991 to approximately $10.7 million in fiscal 1994.

    Since fiscal 1994, demand for the Company's products has increased in its primary end markets, aerospace and chemical processing, reflecting improved market conditions. The Company's shipments to the aerospace industry, which represented 33% of net revenues in fiscal 1995, increased 42% from 3.3 million pounds in fiscal 1994 to 4.7 million pounds in fiscal 1995, and 23% in the first half of fiscal 1996 to approximately 2.7 million pounds from approximately 2.2 million pounds in the corresponding period of fiscal 1995. The Company's shipments to the chemical processing industry, which represented 36% of net revenues in fiscal 1995, increased 22% in fiscal 1995 over fiscal 1994 from approximately 5.0 million pounds to approximately 6.1 million pounds and increased 6.6% in the first six months of fiscal 1996 over the corresponding period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

    The Company owns and operates manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Openshaw, England. The Kokomo plant is the main production facility for all HTA and CRA products and most product forms, including sheet, coil, plate, bar, billet and wire. The Arcadia plant is the primary facility for the production of welded and seamless tubing and piping using nickel- and cobalt-based alloys and seamless titanium tubing. The Openshaw plant produces HTA and CRA products in bar and billet form for the European market.

                              THE RECAPITALIZATION

    Concurrently with this Offering, Haynes International, Inc., the sole stockholder of the Company, is offering, by means of a separate prospectus, shares of its Common Stock in an initial public offering. The consummation of the Offering is conditioned upon and is a condition to the consummation of the Equity Offering and certain other transactions described under "The Recapitalization." In addition, the Company expects to replace its existing revolving credit facility, which has a maximum commitment of $25.0 million (the "Existing Credit Facility"), with a new revolving credit facility that will have a maximum commitment of $50.0 million, to be secured by a first priority security interest in the Company's accounts receivable and inventories (the "New Credit Facility"). The Company will use the net proceeds from the Offerings and borrowings under the New Credit Facility to refinance its existing indebtedness consisting of $50.0 million of 11 1/4% Senior Secured Notes due 1998 (the "Existing Senior Notes"), $90.0 million of 13 1/2% Senior Subordinated Notes due 1999 (the "Existing Subordinated Notes" and, with the Existing Senior Notes, the "Existing Notes") and the indebtedness outstanding under the Existing Credit Facility (collectively, the "Existing Indebtedness"). As of April 30, 1996, there were outstanding revolving borrowings under the Existing Credit Facility of approximately $10.5 million. The Company will repay the amounts outstanding under the Existing Credit Facility immediately following the closing of the Offerings. The redemption of the Existing Notes (the "Redemption") will occur approximately thirty days after the closing of the Offerings. As soon as practicable after the Redemption, the Company will be merged with and into Haynes International, Inc. (the "Merger"). The Offerings, the establishment of the New Credit Facility, the repayment of amounts outstanding under the Existing Credit Facility, the Redemption and the Merger are collectively referred to herein as the "Recapitalization." See "The Recapitalization," "Use of Proceeds" and "Capitalization."

                                  THE OFFERING

Notes Offered................  $85,000,000 aggregate principal amount of   % Senior Notes
                               due 2004 (the "Notes").

Maturity Date................                  , 2004.

Interest Payment Dates.......  and          of each year, commencing          , 1997.

Optional Redemption..........  The Notes are redeemable at the option of the Company, in
                               whole or in part, at any time on or after          , 2000,
                               at the redemption prices set forth herein, together with
                               accrued and unpaid interest to the date of redemption. In
                               addition, prior to          , 1999, in the event one or more
                               Public Equity Offerings (as defined) are consummated after the issue date of the Notes, the Company may redeem in the aggregate up to a maximum of $20.0 million of the Notes with the net proceeds thereof at a redemption price equal to % of the principal amount thereof plus accrued and unpaid
                               interest to the redemption date; provided that, after giving effect thereto, at least $60.0 million aggregate principal amount of Notes remains outstanding.

Change of Control............  Upon a Change of Control (as defined), each holder of Notes may require the Company to purchase all or a portion of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, together with accrued and
                               unpaid interest to the date of repurchase. In addition, the
                               Notes will be redeemable, at the option of the Company, in whole or in part, after a Change of Control at a redemption price equal to the sum of (i) the principal amount thereof plus (ii) accrued and unpaid interest, if any, to the
                               redemption date plus (iii) the greater of (x) 1.0% of the
                               then outstanding principal amount of such Notes and (y) the excess of (A) the present value of the required interest and principal payments due on such Notes, computed using a
                               discount rate equal to the Treasury Rate (as defined) plus the Applicable Spread (as defined), over (B) the principal amount of such Notes.

Ranking......................  The Notes will be unsecured senior obligations of the
                               Company, ranking pari passu in right of payment with all
                               other existing and future senior indebtedness of the
                               Company. The Notes will be effectively subordinated to
                               secured indebtedness, including the Company's indebtedness under the New Credit Facility and initially to the Existing
                               Senior Notes. As of March 31, 1996, giving effect to the
                               transactions described under "The Recapitalization,"
                               including the redemption of the Existing Notes, $
                               million of senior indebtedness would have been outstanding under the New Credit Facility, all of the Company's existing indebtedness (including the Existing Senior Notes) would
                               have been repaid and the Company would have had no other
                               senior indebtedness outstanding, other than the Notes
                               offered hereby. Although the Notes and the obligations under the New Credit Facility will be senior obligations of the
                               Company, the lender under the New Credit Facility (and any other indebtedness secured by assets of the Company) will
                               have a claim

                               ranking prior to that of the holders of the Notes with
                               respect to the distribution of the assets and the proceeds thereof securing the Company's obligations thereunder.

Certain Covenants............  The Indenture (as defined) will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness; (ii)
                               limitation on restricted payments; (iii) limitation on
                               transactions with affiliates; (iv) limitation on liens; (v)
                               limitation on sale of assets; (vi) limitation on issuance
                               and sale of preferred stock of subsidiaries; (vii)
                               limitation on dividends and other payment restrictions
                               affecting subsidiaries; and (viii) restrictions on
                               consolidations, mergers and the transfer of all or
                               substantially all of the assets of the Company to another
                               person.

Use of Proceeds..............  The net proceeds from the Offering will be approximately
                               $         million. Such net proceeds, together with
                               estimated net proceeds from the Equity Offering of $
                               million and borrowings under the New Credit Facility of
                               $    million, will be utilized to repay the Existing
                               Indebtedness pursuant to the Recapitalization.

Absence of Public Market for
 the Notes...................  There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on the
                               Nasdaq National Market. The Company has been advised by the
                               Underwriters that, following the completion of the Offering, the Underwriters presently intend to make a market in the
                               Notes; however, they are under no obligation to do so and
                               may discontinue any market-making activities at any time
                               without notice. No assurance can be given as to the
                               liquidity of the trading market for the Notes or that an
                               active public market for the Notes will develop or, if
                               developed, will continue. If an active public market does
                               not develop or is not maintained, the market price and
                               liquidity of the Notes may be adversely affected.

                                  RISK FACTORS

    Prior to making an investment in the Notes, prospective purchasers should consider all of the information set forth in this Prospectus and should evaluate the information set forth in "Risk Factors" herein.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
           (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OPERATING DATA)

   The following summary financial, operating and pro forma data were derived from the Consolidated Financial Statements of the Company, including the notes thereto, as well as the selected financial, operating and pro forma information included elsewhere in this Prospectus. The information set forth below should be read in conjunction with the Consolidated Financial Statements included elsewhere herein, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            SIX MONTHS
                                              YEAR ENDED SEPTEMBER 30,                   ENDED MARCH 31,
                                -----------------------------------------------------   ------------------
                                  1991       1992       1993       1994        1995      1995       1996
                                --------   --------   --------   ---------   --------   -------   --------
STATEMENT OF OPERATIONS DATA:
Net revenues..................  $225,386   $169,344   $162,454   $ 150,578   $201,933   $93,516   $109,985
Cost of sales (1).............   175,176    152,911(2)  136,255    171,771(3)  167,196   80,732     88,406
Selling and administrative
 expenses.....................    20,762     19,641(2)   14,569     15,039     15,475     7,790      8,430
Research and technical
 expenses.....................     4,578      3,894      3,603       3,630      3,049     1,521      1,675
Operating income (loss).......    24,870     (7,102)     8,027     (39,862)    16,213     3,473     11,474
Other cost, net...............       324        882(2)    1,247      1,002      1,767       259        377
Interest expense, net.........    23,167     20,107     18,497      19,582     19,904     9,877     10,083
Cumulative effect of change in
 accounting principle (net of
 tax benefit).................        --         --         --     (79,630)(4)       --      --         --
Net income (loss).............      (675)   (16,771)    (8,275)   (140,496)    (6,771)   (6,871)       256

OTHER FINANCIAL DATA:
 EBITDA (5)...................  $ 39,004   $  8,500   $ 20,546   $  10,691   $ 23,446   $ 7,362   $ 15,322
Depreciation and amortization
 (6)..........................    14,458     16,484     13,766      51,555(3)    9,000    4,148      4,225
Capital expenditures..........     4,567        821         56         771      1,934       866        374

OPERATING DATA:
Shipments by markets (millions
 of pounds):
 Aerospace....................       5.7        3.4        3.3         3.3        4.7       2.2        2.7
 Chemical processing..........       5.3        4.6        5.2         5.0        6.1       3.0        3.2
 Other markets................       5.9        5.9        6.8         5.0        5.5       2.9        1.9
                                --------   --------   --------   ---------   --------   -------   --------
   Total......................      16.9       13.9       15.3        13.3       16.3       8.1        7.8
                                --------   --------   --------   ---------   --------   -------   --------
                                --------   --------   --------   ---------   --------   -------   --------
Average selling price per
 pound........................  $  13.26   $  12.04   $  10.48   $   11.17   $  12.18   $ 11.51   $  13.88
Employees (end of period).....     1,074        898        896         854        872       868        910

                                                    YEAR ENDED        SIX MONTHS ENDED    TWELVE MONTHS ENDED
                                                SEPTEMBER 30, 1995     MARCH 31, 1996     MARCH 31, 1996 (8)
                                                ------------------    ----------------    -------------------
PRO FORMA DATA (7):
EBITDA.......................................       $   23,446           $   15,322            $  31,406
Interest expense.............................           11,297                5,739               11,446
Net income...................................            1,969                4,683                9,078
Ratio of EBITDA to interest expense..........            2.08x                2.67x                2.74x

                                                                                MARCH 31, 1996
                                                                         ----------------------------
                                                                          ACTUAL      AS ADJUSTED (9)
                                                                         ---------    ---------------
BALANCE SHEET DATA:
Working capital (10)..................................................   $  66,298           $
Property, plant and equipment, net....................................      33,264
Total assets..........................................................     154,986
Total debt............................................................     154,928
Accrued postretirement benefits.......................................      95,030
Stockholders' deficit.................................................    (122,375)

                         (Footnotes on following page)

- ------------

 (1) The Company was acquired by Morgan Lewis Githens & Ahn and its affiliates ("MLGA") and the management of the Company in August 1989 (the "1989 Acquisition"). For financial statement purposes, the 1989 Acquisition was accounted for as a purchase transaction effective September 1, 1989; accordingly, inventories were adjusted to reflect estimated fair market values at that date. This adjustment to inventories was amortized to cost of sales as inventories were reduced from the base layer. Non-cash charges for this adjustment included in cost of sales were $3,361, $5,210, $3,686 and $488 for fiscal 1991, 1992, 1993 and 1994, respectively; no charges have been recognized since fiscal 1994.

 (2) Includes costs related to the implementation of cost reduction measures, the implementation of a just-in-time and total quality management program and the renegotiation of the terms of the 1989 Acquisition credit agreement. In fiscal 1992, these charges were reflected in cost of sales, selling and administrative expenses, and other cost, net in the amounts of $6,937, $1,156 and $603, respectively.

 (3) Reflects the write-off of $37,117 of goodwill created in connection with the 1989 Acquisition remaining at September 30, 1994. See Note 10 of the Notes to Consolidated Financial Statements.

 (4) During fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The Company elected to immediately recognize the transition obligation for benefits earned as of October 1, 1993, resulting in a non-cash charge of $79,630, net of a $10,580 tax benefit, representing the cumulative effect of the change in accounting principles. The tax benefit recognized was limited to then existing net deferred tax liabilities. See Note 8 of the Notes to Consolidated Financial Statements.

 (5) Represents for the relevant period net income plus expenses recognized for interest, taxes, depreciation, amortization and other non-cash charges (excluding any non-cash charges which require accrual or reserve for cash charges for any future period), as such amounts are calculated in accordance with the terms of the indenture for the Notes. EBITDA should not be construed as a substitute for income from operations, net earnings
     (loss) and cash flows from operating activities determined in accordance with Generally Accepted Accounting Principles ("GAAP"). The Company has included EBITDA because it believes it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company's ability to service debt.

 (6) Reflects (i) depreciation and amortization as presented in the Company's Consolidated Statement of Cash Flows of $11,544, $11,575, $12,257, $48,495 and $9,632 for fiscal 1991, 1992, 1993, 1994 and 1995, respectively, and
     $4,819 and $4,639 for the first six months of fiscal 1995 and 1996, respectively, plus (ii) other non-cash charges, including the amortization of prepaid pension costs (which is included in the change in other asset category) and the amortization of inventory costs as described in note (1) above, minus amortization of debt issuance costs.

 (7) Assumes the transactions described under "The Recapitalization" were effected as of October 1, 1994, resulting in a reduction in interest expense of $8,936, $4,527 and $9,019 for the year ended September 30, 1995, the six months ended March 31, 1996 and the twelve months ended March 31, 1996, respectively. Actual interest savings may differ from pro forma amounts due to differences in interest rates and borrowing levels.

 (8) Pro forma data for the twelve months ended March 31, 1996 are provided to give prospective investors a better perspective as to the impact the Recapitalization would have had on recent operations.

 (9) Adjusted to reflect the consummation of the Offerings, anticipated borrowings under the New Credit Facility, the application of the net proceeds of the Offerings and such borrowings as described under "Use of Proceeds" and the consummation of the other transactions described under "The Recapitalization."

(10) Reflects the excess of current assets over current liabilities as set forth in the Consolidated Financial Statements. Historical and adjusted current liabilities include amounts outstanding under the Existing Credit Facility and amounts to be outstanding under the New Credit Facility, respectively.

                                  RISK FACTORS

    Prospective investors in the Notes offered hereby should consider the specific Risk Factors set forth below as well as the other information contained in this Prospectus. This Prospectus contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to (i) the Company's strategic plans, (ii) the policies of the Company regarding capital expenditures, financing or other matters, and (iii) industry trends affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those in the forward looking statements as a result of various factors including the Risk Factors set forth below.

    INDUSTRY CYCLICALITY; FLUCTUATIONS IN OPERATING RESULTS. The Company's principal customers are manufacturers and fabricators of machinery, parts and equipment for highly specialized applications. In many instances, the Company's products pass through a series of fabricators prior to sale to the manufacturer of the end product. Demand for the Company's products is dependent upon and derived from the level of demand for the machinery, parts and equipment produced by these customers, which in turn is often dependent upon and derived from the demand for the products of the Company's customers. Over the past several years, certain of the markets in which the Company competes, particularly the aerospace, flue gas desulfurization ("FGD") and oil and gas industries, have experienced wide demand fluctuations. Because of the comparatively high level of fixed costs associated with the Company's manufacturing processes, in recent years significant declines in those markets have resulted in disproportionately adverse impacts on the Company's operating results. In 1992, the Company suffered significant downturns in its two largest markets. Although the Recapitalization should enable the Company to better respond to and withstand future downturns, if similar downturns were to occur in the future and continue for a significant period of time, the Company's operations would be materially adversely affected. Furthermore, the Company's operations may in the future be subject to substantial period-to-period fluctuations as a consequence of industry cyclicality, domestic and foreign economic conditions and other factors. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results or financial condition. See "--Leverage and Debt Service Obligations; Restrictive Debt Covenants."

    LEVERAGE AND DEBT SERVICE OBLIGATIONS; RESTRICTIVE DEBT COVENANTS. The Company is highly leveraged and will continue to be highly leveraged following the Recapitalization. For the past three years, the Company's earnings have been inadequate to cover fixed charges. See "--Net Losses in Recent Years; Stockholders' Deficit." As of March 31, 1996, the Company had approximately $154.9 million of consolidated indebtedness. On a pro forma basis, giving effect to the Recapitalization as of March 31, 1996, the Company would have had
approximately $    million of consolidated indebtedness. The degree to which the
Company is leveraged could affect its ability to make debt service payments and restrict the Company's activities, including its ability to make capital expenditures, to respond efficiently to market conditions, to take advantage of business opportunities and to obtain additional financing and could force the Company to restructure or refinance its indebtedness or seek additional equity capital. Over the past several years, the Company's financial condition and liquidity constraints have limited its ability to make capital expenditures. Additional capital expenditures will be necessary in the future to maintain and increase production capacity, improve quality and productivity and meet anticipated competitive requirements. Failure of the Company to generate sufficient internal funds to meet its capital expenditure needs or to obtain financing for these expenditures on acceptable terms could have a material adverse effect on the Company.

    Unexpected declines in demand for the Company's products, fluctuations in raw material prices, increases in costs or the inability to borrow additional funds to cover shortfalls could impair the

Company's ability to meet its debt service obligations and, therefore, could have a material adverse effect on the Company's financial condition and future prospects. No assurance can be given that additional debt or equity financing will be available when needed to cover shortfalls, or, if available, will be obtainable on terms that are acceptable to the Company. In addition, borrowings under the New Credit Facility will bear interest at variable rates. Increases in interest rates on such borrowings could materially adversely affect the Company's financial condition and results of operations and the Company's ability to meet its debt service obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Company's earnings were inadequate to cover fixed charges in fiscal 1993, 1994 and 1995 by approximately $11.7 million, $60.4 million and $5.5 million, respectively. The failure by the Company to cover fixed charges in the future could result in a failure to meet the Company's debt service obligations, restrictions on the Company's activities or other material adverse effects on the Company's financial condition and results of operations.

    Although the Notes will be senior obligations of the Company, they will be unsecured. Accordingly, the Notes will be effectively subordinated to borrowings under the New Credit Facility and to any future secured indebtedness of the Company, to the extent of the value of the collateral securing such borrowings or indebtedness. The Notes will also be effectively subordinated to indebtedness of the Company's subsidiaries to the extent that the assets of a particular subsidiary are available to satisfy its liabilities.

    The indenture under which the Notes will be issued (the "Indenture") and the New Credit Facility will contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) make certain restricted payments, (iii) engage in transactions with affiliates, (iv) create liens on assets, (v) sell assets, (vi) issue and sell preferred stock of subsidiaries, (vii) make dividend payments and
(viii) engage in consolidations, mergers and transfers. In addition, under the terms of the New Credit Facility, the Company will be required to maintain its net worth (as defined in the New Credit Facility) above a specified level. The Company's ability to continue to comply with the covenants and restrictions in the agreements governing its indebtedness, and to otherwise meet the obligations under its indebtedness generally, will be dependent upon future performance, which will be subject to demand for the Company's products, prevailing economic and competitive conditions and other factors, including factors beyond the control of the Company. See "Description of the Notes."

    The breach of any covenants or restrictions under any of the Company's indebtedness could result in a default under the existing agreements and indentures and the new agreements and/or the Indenture, which would permit the lenders or noteholders, as the case may be, to declare all amounts borrowed thereunder to be due and payable together with accrued and unpaid interest, and the commitments of bank and other lenders to make further loans under the new agreements could be terminated. If the Company were unable to repay its indebtedness to bank and other lenders or noteholders, those lenders or noteholders could proceed against the collateral securing that indebtedness, if any, which includes the Company's inventories, accounts receivable and certain other assets. Any default under the agreements with the Company's bank and other lenders or noteholders or under the Indenture could have a material adverse effect on the market value and the marketability of the Common Stock.

    NET LOSSES IN RECENT YEARS; STOCKHOLDERS' DEFICIT. The Company has incurred substantial net losses in recent years, resulting from high interest expenses incurred due to significant leverage, certain special charges and declines in demand and prices for products in certain of the Company's principal markets through fiscal 1994. The Company's net losses for fiscal 1993, 1994 and 1995 were $8.3 million, $140.5 million and $6.8 million, respectively. Over the same three-year period, stockholders' equity decreased from approximately $22.9 million in fiscal 1993 to a deficit of approximately $116.0 million in 1994 and to a deficit of approximately $121.9 million in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Upon completion of this Offering and the Recapitalization, the Company will continue to have a stockholders' deficit of approximately $ million. See "Use of Proceeds" and "The Recapitalization."

    Although the Company has taken steps over the past several years to increase revenues, reduce costs and improve efficiency, resulting in the Company recognizing net income for the first six months of fiscal 1996, there can be no assurance that the Company will be able to sustain profitability. The Company's ability to sustain profitability is dependent upon a number of factors, including the continued successful implementation of its product development, manufacturing improvement and cost reduction efforts, as well as various factors beyond the Company's control, such as the impact of raw material price fluctuations and the demand for high performance alloys. The failure of the Company to sustain profitability could hinder its ability to make debt service payments, to respond efficiently to market conditions, to make capital expenditures and to take advantage of business opportunities, the failure to perform any one of which could have a material adverse effect on the Company's financial condition and results of operations. Future sustained losses by the Company could have a material adverse effect on the Company's operations.

    SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS. The Company's quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. Quarterly revenues and operating results may fluctuate as a result of significant fluctuations in the cost of raw materials, changes in demand for the Company's products, changes in the level of operating expenses, timing of inventory adjustments, competitive conditions and general economic conditions. In addition, the results of any quarterly period may not be indicative of the results to be expected for a full fiscal year. It is possible that the Company's operating results in certain future quarters may be below the expectations of market analysts and investors.

    DEPENDENCE ON KOKOMO FACILITY. The Company's principal assets are located at its primary integrated production facility in Kokomo, Indiana and at its production facilities in Arcadia, Louisiana and Openshaw, England. The Arcadia and Openshaw plants rely to a significant extent upon feedstock produced at the Kokomo facility. Any production failures, shutdowns or other significant problems at the Kokomo facility could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that it maintains adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss; however, there can be no assurance that such insurance will be adequate to cover such losses. See "Business--Properties."

    Although the Company believes that its facilities are generally in good operating condition, the Company expects that significant maintenance and repair of its facilities will be required on a continuing basis. Maintenance and repair of the Company's facilities will require shutdowns of specific pieces of equipment. Extended interruptions in the Company's production capabilities could adversely affect the Company's results of operations.

    GROWTH DEPENDENT UPON NEW APPLICATIONS AND NEW PRODUCTS. The Company's performance depends materially on its ability to offer products that have equal or better performance characteristics than competing products at competitive prices. The Company's future growth will depend, in large part, on its ability to address the increasingly demanding needs of its customers by enhancing the properties of its existing alloys, by timely developing new applications for its existing products, and by timely developing and introducing new products. There can be no assurance that the Company will be successful in these efforts or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. See "Business--Research and Development."

    COMPETITION. The high performance alloy market is a highly competitive market in which eight to ten producers participate in various product forms. The Company faces strong competition from domestic and foreign manufacturers of both the Company's high performance alloys and other competing metals. Some of the Company's current competitors have and future competitors may have greater financial resources than the Company. Prior to fiscal 1994, this competition, coupled with declining demand in several of the Company's key markets, had led to significant erosion in the price for certain of the Company's products. The Company may face additional competition in the future to the extent new materials are developed, such as plastics or ceramics, that may be substituted for the Company's products. There can be no assurance that the Company will be able to compete effectively in the future or that competition will not significantly depress the price of the Company's products in the future. See "Business--Competition."

    RAW MATERIAL PRICE FLUCTUATIONS. The raw materials used by the Company, primarily nickel, cobalt and molybdenum, all have experienced significant fluctuations in price. In fiscal 1995, average prices per pound for nickel, cobalt and molybdenum increased 44%, 37% and 202%, respectively, over the averages for fiscal 1994. Raw material costs account for approximately one-half of the total cost of sales. Approximately one-half of the raw material costs is for nickel. The Company attempts to mitigate the effects of fluctuations in the price of nickel by purchasing forward contracts with respect to approximately one-half of its uncovered future commitments. However, there can be no assurance that such hedging transactions will adequately protect the Company in the event of significant fluctuations in the price of nickel or that the Company will not incur a loss on such transactions. Generally, the Company has passed significant raw material price increases through to its customers, but there can be no assurance it will be able to do so in the future. In addition, the Company obtains certain raw materials from only one or two sources, some of which are located in foreign countries. Although to date the Company has been able to obtain an adequate supply of these materials, there can be no assurance that the Company will be able to obtain adequate supplies of these raw materials in the future. In the event that the Company is unable to obtain adequate supplies of raw materials in a timely fashion or that raw material price increases occur that the Company is unable to pass on to its customers, the Company's business, financial condition and operating results will be materially adversely affected. See "Business--Raw Materials."

    POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE. The Company's facilities are subject to certain foreign, federal, state and local laws, regulations, permits and consent agreements relating to the protection of human health and the environment, and the Company has made, and will continue to make, expenditures to comply with such provisions. The Company has budgeted approximately $3.3 million for expenses and capital expenditures related to environmental compliance for fiscal 1996 through fiscal 1998. There can be no assurance that these planned expenditures will be adequate to ensure compliance with environmental laws and regulations. Pursuant to certain environmental laws, if a release of hazardous substances occurs on or from the Company's properties or any associated off-site disposal location, the Company may be held liable, and there can be no assurance that the amount of such liability will not be material. The Company is currently conducting groundwater monitoring and post-closure maintenance in connection with certain disposal areas and has completed an investigation of eight specifically identified solid waste management units located at the Kokomo facility. If corrective action is required in connection with these disposal areas or solid waste management units, there can be no assurance that the costs of such corrective action will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. In addition, the Company has been named as a potentially responsible party at two waste disposal sites. Since environmental laws are becoming increasingly stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments and the possibility that regulators may pursue enforcement of applicable environmental laws and regulations more vigorously, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. See "Business-- Environmental Matters."

    COLLECTIVE BARGAINING AGREEMENT. The hourly employees of the Company at the Kokomo, Indiana plant are represented by the United Steelworkers of America (the "USWA"). None of the employees at the Company's other plants or locations are represented by a labor union. The employees at the Kokomo plant are currently working under a labor contract that expires on June 11, 1996. The Company commenced contract negotiations with the USWA in April 1996. There can be no assurance of the outcome of such negotiations or the possible impact on the financial condition or results of operations of the Company. See "Business--Employees."

    FRAUDULENT TRANSFER CONSIDERATIONS. Under applicable provisions of the United States Bankruptcy Code (the "Bankruptcy Code") and similar provisions of applicable state fraudulent transfer or conveyance law, if the Company, at the time it issued the Notes, (a) incurred such indebtedness with the actual intent to hinder, delay or defraud creditors, or (b)(i) received less than reasonably equivalent value or fair consideration in exchange for the incurrence of such indebtedness and (ii)(A) was insolvent at the time of such incurrence, (B) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (C) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they become due, then, in each such case, a court of competent jurisdiction could avoid, in whole or in part, the Notes or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing would likely vary depending upon the law applied in each case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair market valuation, or if the present fair salable value of its assets was less than the amount that would be required to pay the probable liabilities on its existing debts, including contingent liabilities, as such debts become liquidated and become due. Management of the Company believes that, for purposes of the Bankruptcy Code and state fraudulent transfer or conveyance laws, the Notes are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, that the Company will receive reasonably equivalent value or fair consideration therefor, and that after the issuance of the Notes and the application of the net proceeds therefrom, the Company will be solvent, will not be left with such unreasonably small capital as to prevent the Company from carrying on its business and will be able to pay its debts as they become due. However, there can be no assurance that a court passing on such issues would agree with the determination of the Company's management. Furthermore, other jurisdictions may have laws relating to bankruptcy, receivership, insolvency, fraudulent transfer and conveyance and creditors' rights generally that may be applicable to the Company.

    INCOME TAX AUDIT. At the conclusion of an audit by the Internal Revenue Service (the "IRS") of the Company's tax returns for the five taxable years ending September 30, 1993 (the "Years in Issue"), the IRS proposed to disallow approximately $5.5 million in deductions claimed by the Company during the Years in Issue. These deductions represent the amortization of a portion of certain loan fees in the original amount of approximately $10.4 million incurred in connection with the 1989 Acquisition. The Company claimed similar deductions for such amortization in its 1994 and 1995 tax years, and will deduct the remaining balance upon consummation of the Redemption. Although the Company believes that these fees were properly deducted, until the issue is finally resolved, there can be no assurance that the Company's position will ultimately be sustained. If the Company's position is not sustained, the Company's available NOLs would be reduced by up to approximately $10.4 million (the total amount of loan fees which could otherwise be deducted by the Company). Reductions in the amount of the Company's available NOLs may accelerate the date on which the Company is required to pay federal income tax and may increase the Company's federal income tax liability for its current tax year and any future tax years in which NOLs resulting from the disallowed deductions are used to offset taxable income. Depending upon the timing of the final resolution of this issue, it is possible that the entire increased tax liability, including interest thereon, would be payable in the fiscal quarter in which the issue is finally resolved.

    VOTING CONTROL. Prior to the Offering, MLGA Fund II, L.P., an investment limited partnership ("Fund II"), and its affiliates owned approximately 94.2% of the outstanding Common Stock of the Company on a fully-diluted basis. Assuming the exercise of all outstanding options, following completion of this Offering,
Fund II will own approximately   % of the outstanding Common Stock of the
Company. As a result, Fund II and its affiliates will continue to be able to control the outcome of the vote on all matters submitted to a vote of the stockholders of the Company. An affiliate of MLGA is the general partner of Fund
II. See "The Company" and "Principal Stockholders."

    DEPENDENCE ON KEY MANAGEMENT. The Company's ability to maintain its competitive position is dependent upon the management and leadership skills of Michael D. Austin, the Company's President and Chief Executive Officer, and other members of the Company's senior management team. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified personnel. See "Management."

    ADVERSE EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS. In fiscal 1995, international sales represented approximately 39% of the Company's net revenues, and the Company expects that international sales will continue to account for a significant portion of its net revenues in the future. The Company's policy is to denominate all export shipments from the United States, including those to its foreign operations, in U.S. dollars. The foreign operations generally sell products in local or other foreign currencies, creating the risk that currency exchange rate fluctuations could adversely affect their earnings. The managers of each of the foreign operations are responsible for assessing this risk and for hedging against possible foreign currency fluctuations as they deem appropriate. The maximum aggregate notional amount of hedged positions at any time during the past three fiscal years was approximately $3.2 million. As of September 30, 1995, there were foreign currency exchange contracts outstanding in the amount of approximately $1.7 million with no unrealized gain or loss. During fiscal 1995, sales by the Company's foreign operations totaled approximately $41.3 million, or 53% of total international sales, and the foreign operations recorded expenses of approximately $200,000 due to currency exchange fluctuations.

    Since the Company's foreign operations also have assets and liabilities denominated in foreign currencies, there is a risk that fluctuations in exchange rates could adversely affect the Company's equity balance. Exchange gains or losses on balance sheet items are taken directly to equity as a separate component of stockholders' deficit. The Company has not historically engaged in activities to mitigate the effects foreign currency fluctuations may have on these items. At September 30, 1995 and March 31, 1996, the foreign operations had approximately $7.5 million and $5.5 million, respectively, in assets net of liabilities denominated in foreign currencies and the Company's balance sheet at those dates reflected accumulated foreign currency translation gains of approximately $4.1 million and $3.3 million, respectively, in the stockholders' deficit section.

    There can be no assurance that any current or future efforts to mitigate the possible adverse effects of foreign currency fluctuations on the Company's foreign operations and on the Company's overall results of operations will be successful. The Company's foreign operations may also be subject to certain economic and market risks, including longer payment cycles, greater difficulties in accounts receivable collection, the necessity of paying import and export duties and the requirement of complying with a wide variety of foreign laws. In addition, the Company's foreign operations are affected by general economic conditions in the international markets in which the Company does business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Sales and Marketing."

    ABSENCE OF PUBLIC MARKET FOR THE NOTES. There is no public market for the Notes, and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation on the Nasdaq National Market. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering, although they are not obligated to do so and may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, no assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue. If an active public market for the Notes does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

                                  THE COMPANY

    The Company develops, manufactures and markets technologically advanced, high performance alloys primarily for use in the aerospace and chemical processing industries. The Company's products are high temperature alloys and corrosion resistant alloys. The Company's HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines used for power generation, and waste incineration and industrial heating equipment. The Company's CRA products are used in applications that require resistance to extreme corrosion, such as chemical processing, power plant emissions control and hazardous waste treatment. The Company is a major supplier of high performance alloys to General Electric Co., Pratt & Whitney, Rolls-Royce plc, SNECMA, E.I. DuPont de Nemours & Co., The Dow Chemical Co. and Monsanto Company. The Company is one of three leading worldwide producers of high performance alloy products in sheet, coil and plate forms, which in the aggregate represented approximately 64% of the Company's net revenues in fiscal 1995. In addition, the Company produces its alloy products as seamless and welded tubulars, and in bar, billet and wire forms.

    The business of the Company was founded in 1912 as Haynes Stellite Works. Haynes Stellite Works was acquired by Union Carbide Corp. in 1920, and sold to Cabot Corporation ("Cabot") in 1970. Cabot incorporated the business in 1986 and continued as its principal owner until August 1989. Control of the Company was acquired in August 1989 by certain affiliates of MLGA and management of the Company in a leveraged buyout for an aggregate purchase price of approximately $223.0 million. As a result of the 1989 Acquisition, the Company became a wholly-owned subsidiary of Haynes International, Inc. The Company will be merged with and into Haynes International, Inc. as soon as practicable following the redemption of the Existing Notes, which is expected to occur approximately 30 days after the consummation of the Offerings. See "The Recapitalization."

    The Company was incorporated under the laws of Delaware on December 1, 1986. The Company's executive offices are located at 1020 West Park Avenue, Kokomo, Indiana 46904-9013, and its telephone number is (317) 456-6000.

                              THE RECAPITALIZATION

    The Offering is part of a recapitalization plan that the Company is implementing to reduce its indebtedness, improve its financial flexibility and enhance its competitive position. The components of the Recapitalization are (i) the Offering, (ii) the Equity Offering, (iii) the establishment of the New Credit Facility, (iv) the redemption of the Existing Notes and repayment of amounts outstanding under the Existing Credit Facility and (v) the merger of the Company with and into Haynes International, Inc., its sole stockholder. On a pro forma basis, giving effect to the Recapitalization as of April 1, 1995 for the twelve months ended March 31, 1996, (a) the Company's net income would have increased from approximately $356,000 to approximately $9.1 million, (b) the Company's interest expense would have decreased from approximately $20.5 million to approximately $11.4 million and (c) the Company's ratio of EBITDA to interest expense would have improved from 1.53x to 2.74x. See "Selected Consolidated Financial Data."

    The Equity Offering. Concurrently with this Offering, Haynes International,
Inc. is offering, by means of a separate prospectus,       shares of its Common
Stock in an initial public offering. Consummation of the Equity Offering is conditioned upon the consummation of the Offering and the establishment of the New Credit Facility.

    The New Credit Facility. The Company expects to receive a commitment from CoreStates Bank N.A. (the "Lender") to provide the New Credit Facility in the amount of $50.0 million. The Company anticipates that borrowings under the New Credit Facility will be secured by a first priority security interest in the Company's accounts receivable and inventories. The Company expects that the New

Credit Facility will contain several covenants that, among other things, require the Company to maintain a specified level of net worth (as defined therein). See "Description of Other Indebtedness." The Lender's obligation to enter into the New Credit Facility will be conditioned upon, among other things, consummation of the Offerings. Consummation of the Offerings is conditioned upon the establishment of the New Credit Facility.

    Redemption of the Existing Notes and repayment of the Existing Credit Facility. The Company will use the net proceeds of the Offerings and borrowings under the New Credit Facility to redeem the Existing Notes (the "Redemption") and repay amounts outstanding under the Existing Credit Facility. The Redemption will require the Company to pay a prepayment premium to the holders of the Existing Subordinated Notes of approximately $1.5 million. The Company will also be required to pay a prepayment premium to the holders of the Existing Senior Notes to the extent that (i) the present value of all remaining principal and interest payments on the Existing Senior Notes, determined using a discount rate equal to the yield on U.S. Government Obligations (as defined in the governing indenture) having a term approximately equal to the remaining term of the Existing Senior Notes, plus 2.0%, is greater than (ii) the principal amount of the Existing Senior Notes, plus accrued interest thereon to the date of redemption. Assuming the Redemption had occurred on April 30, 1996, the prepayment premium on the Existing Senior Notes would have been approximately $3.0 million. The Company will mail redemption notices to the holders of the Existing Notes immediately after the close of the Offerings, and the Existing Notes will be redeemed approximately thirty days thereafter. In the quarter in which the Redemption occurs, the Company will record a charge against earnings, reflecting the prepayment premiums and a non-cash charge for accelerated amortization of the cost of issuing the Existing Notes. Assuming the Redemption had occurred as of April 30, 1996, those amounts would have been approximately $4.5 million and $3.8 million, respectively. The Company will also incur charges of approximately $400,000 in connection with the termination of and repayment of amounts outstanding under the Existing Credit Facility. During the period following the consummation of the Offerings and prior to the date of the Redemption, the Company will incur interest expense on the Existing Notes and the Notes, which will exceed the interest income earned on the proceeds from the Offerings designated for the Redemption by approximately $900,000.

    The Merger. Immediately after the Redemption, the Company will be merged with and into Haynes International, Inc. its sole stockholder, and the surviving corporation will continue its operations under the name "Haynes International, Inc." Following the Merger, the surviving corporation will assume all obligations of the Company under the Notes, the Indenture and the New Credit Facility.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby
are estimated to be $   million. The Company intends to use the net proceeds
from the Offering, together with the net proceeds from the Equity Offering and amounts available under the New Credit Facility, to redeem the Existing Notes and to repay amounts outstanding under the Existing Credit Facility. See "The Recapitalization."

    The following is a description of sources and uses of proceeds, giving effect to the Recapitalization as of April 30, 1996 (in thousands):

SOURCES:
  New Credit Facility (1)(2).....................................   $
  Notes Offering.................................................    85,000
  Equity Offering (2)............................................
                                                                    -------
                                                                    $
                                                                    -------
                                                                    -------
USES:
  Repayment of Existing Credit Facility..........................   $10,451
  Redemption of Existing Senior Notes............................    50,000
  Redemption of Existing Subordinated Notes......................    90,000
  Estimated redemption and repayment premiums on Existing
   Indebtedness (3)..............................................     4,900
  Estimated fees and expenses related to the Recapitalization
   (4)...........................................................
                                                                    -------
                                                                    $
                                                                    -------
                                                                    -------

- ------------

(1) The New Credit Facility will have a maximum availability of $50.0 million.

(2) If the over-allotment option granted to the underwriters of the Company's Common Stock in connection with the Equity Offering is exercised in full,
    the proceeds from the Equity Offering will be approximately $         and
    borrowings under the New Credit Facility will be approximately $         .

(3) Represents an estimated prepayment premium of $3.0 million related to the redemption of the Existing Senior Notes, a prepayment premium of $1.5 million related to the redemption of the Existing Subordinated Notes, and a payment of approximately $400,000 in connection with the termination of and repayment of amounts outstanding under the Existing Credit Facility. The maturity date of the Existing Senior Notes, which bear interest at 11 1/4%, is June 15, 1998. The maturity date of the Existing Subordinated Notes, which bear interest at 13 1/2%, is August 15, 1999, subject to partial mandatory redemption on each of August 15, 1997 and August 15, 1998 in the amounts of $23.3 million and $33.3 million, respectively, of the principal amount of the Existing Subordinated Notes. See "The Recapitalization."

(4) Includes underwriting discounts and commissions related to the Offerings and expenses payable by the Company in connection with the Recapitalization.

                                 CAPITALIZATION

    The following table sets forth the actual consolidated capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the Recapitalization. See "Use of Proceeds."

                                                                              MARCH 31, 1996
                                                                         ------------------------
                                                                          ACTUAL      AS ADJUSTED
                                                                         ---------    -----------
                                                                              (IN THOUSANDS)
Short-term debt (1):
  Existing Credit Facility............................................   $  14,928      $      --
  New Credit Facility.................................................          --
                                                                         ---------    -----------
      Total short-term debt...........................................      14,928
Long-term debt:
  Existing Senior Notes...............................................      50,000             --
  Existing Subordinated Notes.........................................      90,000             --
  Notes offered hereby................................................          --         85,000
                                                                         ---------    -----------
      Total long-term debt............................................     140,000         85,000
                                                                         ---------    -----------
      Total debt......................................................     154,928
Redeemable common stock of parent company (2).........................       1,427             --
Stockholders' deficit:
  Common Stock, $.01 par value, 100 shares authorized and issued......          --
  Additional paid-in capital..........................................      46,306
  Accumulated deficit.................................................    (172,029)
  Foreign currency translation adjustment.............................       3,348          3,348
                                                                         ---------    -----------
      Total stockholders' deficit.....................................    (122,375)
                                                                         ---------    -----------
      Total capitalization............................................   $  33,980      $
                                                                         ---------    -----------
                                                                         ---------    -----------

- ------------

(1) Amounts outstanding under the Existing Credit Facility are, and amounts to be outstanding under the New Credit Facility will be, treated for accounting purposes as short-term debt. However, because of the longer term of the facilities under which this debt is issued (three years with respect to the New Credit Facility), the Company considers debt under these credit facilities to be part of its total capitalization and, accordingly, has included them in this table.

(2) Represents the estimated liability to be funded by the Company on behalf of Haynes International, Inc. in connection with the put and call rights provided for in the Stock Subscription Agreement among Haynes International, Inc. and the investors specified therein (the "Stock Subscription Agreement") with respect to certain options granted pursuant to the Haynes International, Inc. Employee Stock Option Plan (the "Existing Stock Option Plan"). The Stock Subscription Agreement and the related put and call rights will terminate upon consummation of the Equity Offering. See "Management--Stock Option Plans" and Note 11 of the Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
           (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OPERATING DATA)

   The following table sets forth selected consolidated financial, operating and pro forma data of the Company. The selected consolidated financial data as of and for the years ended September 30, 1991, 1992, 1993, 1994 and 1995 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data as of and for the six months ended March 31, 1995 and 1996 have been derived from financial statements that are not audited, but, in the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. Results of operations for the six months ended March 31, 1996 are not necessarily indicative of results for the full fiscal year. Pro forma data may not be indicative of future results.

    These selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                                                      SIX MONTHS
                                                  YEAR ENDED SEPTEMBER 30,                          ENDED MARCH 31,
                               ---------------------------------------------------------------   ---------------------
                                 1991        1992           1993        1994           1995        1995        1996
                               ---------   ---------      ---------   ---------      ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Net revenues.................  $ 225,386   $ 169,344      $ 162,454   $ 150,578      $ 201,933   $  93,516   $ 109,985
Cost of sales (1)............    175,176     152,911(2)     136,255     171,771(3)     167,196      80,732      88,406
Selling and administrative
 expenses....................     20,762      19,641(2)      14,569      15,039         15,475       7,790       8,430
Research and technical
 expenses....................      4,578       3,894          3,603       3,630          3,049       1,521       1,675
Operating income (loss)......     24,870      (7,102)         8,027     (39,862)        16,213       3,473      11,474
Other cost, net..............        324         882(2)       1,247       1,002          1,767         259         377
Interest expense, net........     23,167      20,107         18,497      19,582         19,904       9,877      10,083
Cumulative effect of change
 in accounting principle (net
 of tax benefit).............         --          --             --     (79,630)(4)         --          --          --
Net income (loss)............       (675)    (16,771)        (8,275)   (140,496)        (6,771)     (6,871)        256
OTHER FINANCIAL DATA:
EBITDA (5)...................  $  39,004   $   8,500      $  20,546   $  10,691      $  23,446   $   7,362   $  15,322
Depreciation and amortization
 (6).........................     14,458      16,484         13,766      51,555(3)       9,000       4,148       4,225
Capital expenditures.........      4,567         821             56         771          1,934         866         374
Ratio of earnings before
 fixed charges to fixed
 charges (7).................      1.06x          --             --          --             --          --       1.10x
OPERATING DATA:
Shipments by markets
 (millions of pounds):
 Aerospace...................        5.7         3.4            3.3         3.3            4.7         2.2         2.7
 Chemical processing.........        5.3         4.6            5.2         5.0            6.1         3.0         3.2
 Other markets...............        5.9         5.9            6.8         5.0            5.5         2.9         1.9
                               ---------   ---------      ---------   ---------      ---------   ---------   ---------
   Total.....................       16.9        13.9           15.3        13.3           16.3         8.1         7.8
                               ---------   ---------      ---------   ---------      ---------   ---------   ---------
                               ---------   ---------      ---------   ---------      ---------   ---------   ---------
Average selling price per
 pound.......................  $   13.26   $   12.04      $   10.48   $   11.17      $   12.18   $   11.51   $   13.88
Employees (end of period)....      1,074         898            896         854            872         868         910

                                                    YEAR ENDED        SIX MONTHS ENDED    TWELVE MONTHS ENDED
                                                SEPTEMBER 30, 1995     MARCH 31, 1996     MARCH 31, 1996 (9)
                                                ------------------    ----------------    -------------------
PRO FORMA DATA (8):
EBITDA.......................................       $   23,446           $   15,322            $  31,406
Interest expense.............................           11,297                5,739               11,446
Net income...................................            1,969                4,683                9,078
Ratio of earnings before fixed charges to
 fixed charges...............................            0.31x                0.97x                0.98x
Ratio of EBITDA to interest expense..........            2.08x                2.67x                2.74x

                                                                                MARCH 31, 1996
                                                                         ----------------------------
                                                                          ACTUAL     AS ADJUSTED (10)
                                                                         --------    ----------------
BALANCE SHEET DATA:
Working capital (11)..................................................   $ 66,298           $
Property, plant and equipment, net....................................     33,264
Total assets..........................................................    154,986
Total debt............................................................    154,928
Accrued postretirement benefits.......................................     95,030
Stockholders' deficit.................................................   (122,375)

                         (Footnotes on following page)

- ------------

 (1) The Company was acquired by MLGA and the management of the Company in August 1989. For financial statement purposes, the 1989 Acquisition was accounted for as a purchase transaction effective September 1, 1989; accordingly, inventories were adjusted to reflect estimated fair values at that date. This adjustment to inventories was amortized to cost of sales as inventories were reduced from the base layer. Non-cash charges for this adjustment included in cost of sales were $3,361, $5,210, $3,686 and $488 for fiscal 1991, 1992, 1993 and 1994, respectively; no charges have been recognized since fiscal 1994.

 (2) Includes costs related to the implementation of certain cost reduction measures, the implementation of a just-in-time and total quality management program and the renegotiation of the terms of the 1989 Acquisition credit agreement. In fiscal 1992, these charges were reflected in cost of sales, selling and administrative expenses, and other cost, net in the amounts of $6,937, $1,156 and $603, respectively.

 (3) Reflects the write-off of $37,117 of goodwill created in connection with the 1989 Acquisition remaining at September 30, 1994. See Note 10 of the Notes to Consolidated Financial Statements.

 (4) During fiscal 1994, the Company adopted SFAS 106. The Company elected to immediately recognize the transition obligation for benefits earned as of October 1, 1993, resulting in a non-cash charge of $79,630, net of a $10,580 tax benefit, representing the cumulative effect of the change in accounting principles. The tax benefit recognized was limited to then existing net deferred tax liabilities. See Note 8 of the Notes to Consolidated Financial Statements.

 (5) Represents for the relevant period net income plus expenses recognized for interest, taxes, depreciation, amortization and other non-cash charges (excluding any non-cash charges which require accrual or reserve for cash charges for any future period), as such amounts are calculated in accordance with the terms of the Indenture. EBITDA should not be construed as a substitute for income from operations, net earnings (loss) and cash flows from operating activities determined in accordance with GAAP. The Company has included EBITDA because it believes it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company's ability to service debt.

 (6) Reflects (i) depreciation and amortization as presented in the Company's Consolidated Statement of Cash Flows of $11,544, $11,575, $12,257, $48,495 and $9,632 for fiscal 1991, 1992, 1993, 1994 and 1995, and $4,819 and
     $4,639 for the first six months of fiscal 1995 and 1996, respectively, plus
     (ii) other non-cash charges including the amortization of prepaid pension costs (which is included in the change in other asset category) and the amortization of inventory costs as described in note (1) above, minus amortization of debt issuance costs.

 (7) For purposes of these computations, earnings before fixed charges consist of income (loss) before provision for (benefit from) income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of interest on debt, amortization of debt issuance costs. Earnings were insufficient to cover fixed charges by $28,091, $11,717, $60,446, and $5,458 for fiscal 1992, 1993, 1994 and 1995, respectively, and by $6,663 for the first six months of fiscal 1995. Actual interest savings may differ from pro forma amounts due to differences in interest rates and borrowing levels.

 (8) Assumes the transactions described under "The Recapitalization" were effected as of October 1, 1994, resulting in a reduction in interest expense of $8,936, $4,527 and $9,019 for the year ended September 30, 1995, the six months ended March 31, 1996 and the twelve months ended March 31, 1996, respectively. Actual interest savings may differ from pro forma amounts due to differences in interest rates and borrowing levels.

 (9) Pro forma data for the twelve months ended March 31, 1996 are provided to give prospective investors a better perspective as to the impact the Recapitalization would have had on recent operations.

(10) Adjusted to reflect the consummation of the Offerings, anticipated borrowings under the New Credit Facility, the application of the net proceeds of the Offerings and such borrowings as described under "Use of Proceeds" and the consummation of the other transactions described under "The Recapitalization."

(11) Reflects the excess of current assets over historical and adjusted current liabilities as set forth in the Consolidated Financial Statements. Current liabilities include amounts outstanding under the Existing Credit Facility and amounts to be outstanding under the New Credit Facility, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

COMPANY BACKGROUND

    The Company sells high temperature alloys and corrosion resistant alloys, which accounted for 55% and 45%, respectively, of the Company's net revenues in fiscal 1995. The Company is one of three leading worldwide producers of high performance alloys in flat product form, which includes sheet, coil and plate forms, and also produces its alloys in round and tubular forms. In fiscal 1995, flat products accounted for 70% of shipments and 64% of net revenues.

    The Company's annual production capacity varies depending upon the mix of alloys, forms, product sizes, gauges and order sizes. Based on the current product mix, the Company estimates that its annual production capacity, which has been unchanged for the past five years, is approximately 20.0 million pounds. As a result of changes in the Company's primary markets, sales volume has ranged from a high of 16.9 million pounds in fiscal 1991, to a low of 13.3 million pounds in fiscal 1994. The Company is not currently capacity constrained, but has planned capital expenditures of approximately $19.5 million from fiscal 1996 through fiscal 1998, one of the principal benefits of which will be to increase annual capacity by approximately 25% to approximately 25.0 million pounds. See "--Liquidity and Capital Resources."

    The Company sells its products primarily through its direct sales organization, which includes four domestic Company-owned service centers, three wholly-owned European subsidiaries and sales agents serving the Pacific Rim who operate on a commission basis. Approximately 73% of the Company's net revenues in fiscal 1995 was generated by the Company's direct sales organization. The remaining 27% of the Company's fiscal 1995 net revenues was generated by independent distributors and licensees in the United States, Europe and Japan, some of whom have been associated with the Company for over 25 years.

    The proximity of production facilities to export customers is not a significant competitive factor, since freight and duty costs per pound are minor in comparison to the selling price per pound of high performance alloy products. In fiscal 1995, sales to customers outside the United States accounted for approximately 39% of the Company's net revenues.

    Virtually all export sales are denominated in U.S. dollars. The Company's foreign subsidiaries generally sell products in local or other foreign currencies, creating the risk that currency exchange rate fluctuations could adversely affect earnings. Because the Company believes the managers of the foreign operations are better able to monitor their respective operation's exposure to currency fluctuations and assess the risk of currency exchange loss, each of the foreign operations is responsible for hedging as its managers deem appropriate. During fiscal 1995, sales by the foreign operations totaled approximately $41.4 million, or 52% of total international sales. As of the end of fiscal 1995, there were foreign currency exchange contracts outstanding of approximately $1.7 million, with no unrealized gain or loss. During fiscal 1995, the foreign operations recorded expenses of approximately $200,000 due to currency exchange fluctuations. The maximum aggregate notional amount of hedged positions at any time during the past three fiscal years was approximately $3.2 million.

    The high performance alloy industry is characterized by high capital investment and high fixed costs, and profitability is therefore very sensitive to changes in volume. The cost of raw materials is the primary variable cost in the high performance alloy manufacturing process and represents approximately one-half of total manufacturing costs. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element. Accordingly, relatively small changes in volume can result in significant variations in earnings. The Company's results in fiscal 1994 reflect this sensitivity. While volume declined by 13% from fiscal 1993 to fiscal 1994, primarily due to declines in demand for the Company's products in the oil and gas and FGD markets, EBITDA declined 48%, despite a 7% increase in the average selling price per pound of the Company's products.

    The Company strives to achieve premium pricing and margins in those alloys where the opportunities exist. In fiscal 1995, proprietary products represented approximately 30% of the Company's net revenues and 33% of gross margin. In addition to these patent-protected alloys, nine other alloys manufactured by the Company have little or no direct competition because they are difficult to produce and require relatively small production runs to satisfy demand. In fiscal 1995, these nine alloys represented approximately 15% of the Company's net revenues and 23% of gross margin.

    Order to shipment lead times can be a competitive factor as well as an indication of the strength of the demand for high performance alloys. The Company's current average manufacturing lead time for flat products is approximately 10 to 12 weeks, although due to current backlog levels, lead times from order to shipment are approximately 14 to 18 weeks. The Company believes its lead times are consistent with those offered by its competitors.

OVERVIEW OF MARKETS

    A breakdown of sales, shipments and average selling prices to the markets served by the Company for the last five fiscal years is shown in the following table:

                               1991               1992               1993               1994               1995
                          ---------------    ---------------    ---------------    ---------------    ---------------
SALES (DOLLARS IN                   % OF               % OF               % OF               % OF               % OF
 MILLIONS)                AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
Aerospace..............   $83.6      37.1%   $45.7      27.0%   $46.7      28.7%   $46.4      30.8%   $66.4      32.9%
Chemical processing....    64.5      28.6     52.8      31.2     52.2      32.1     50.1      33.3     72.2      35.8
Land-based gas
 turbines..............     8.6       3.8     10.7       6.3     12.6       7.8     17.0      11.3     14.3       7.1
Flue gas
desulfurization........     8.6       3.8     11.4       6.7     17.4      10.7     10.2       6.7      6.6       3.3
Oil and gas............    30.9      13.7     18.8      11.1     11.0       6.8      4.2       2.8      4.5       2.2
Other markets..........    27.9      12.4     28.0      16.6     20.5      12.6     20.6      13.7     34.6      17.1
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
Total product..........   224.1      99.4    167.4      98.9    160.4      98.7    148.5      98.6    198.6      98.4
Other revenue (1)......     1.3       0.6      1.9       1.1      2.1       1.3      2.1       1.4      3.3       1.6
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
Net revenues...........   $225.4    100.0%   $169.3    100.0%   $162.5    100.0%   $150.6    100.0%   $201.9    100.0%
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
 U.S...................   $147.7             $116.4             $109.1             $94.8              $122.3
 Foreign...............   $77.7              $52.9              $53.4              $55.8              $79.6

SHIPMENTS BY MARKET
 (MILLIONS OF POUNDS)
Aerospace..............     5.7      33.7%     3.4      24.5%     3.3      21.6%     3.3      24.8%     4.7      28.8%
Chemical processing....     5.3      31.4      4.6      33.1      5.2      34.0      5.0      37.6      6.1      37.4
Land-based gas
 turbines..............     0.7       4.2      1.3       9.4      1.2       7.8      1.6      12.0      1.3       8.0
Flue gas
desulfurization........     0.9       5.3      1.6      11.4      2.9      19.0      1.5      11.3      0.9       5.5
Oil and gas............     2.3      13.6      1.3       9.4      1.1       7.2      0.4       3.0      0.5       3.1
Other markets..........     2.0      11.8      1.7      12.2      1.6      10.4      1.5      11.3      2.8      17.2
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
 Total shipments.......    16.9     100.0%    13.9     100.0%    15.3     100.0%    13.3     100.0%    16.3     100.0%
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----
                          ------    -----    ------    -----    ------    -----    ------    -----    ------    -----

AVERAGE SELLING PRICE
 PER POUND
Aerospace..............   $14.67             $13.44             $14.15             $14.06             $14.13
Chemical processing....   12.17              11.48              10.04              10.02              11.84
Land-based gas
 turbines..............   12.29               8.23              10.50              10.63              11.00
Flue gas
 desulfurization.......    9.56               7.13               6.00               6.80               7.33
Oil and gas............   13.43              14.46              10.00              10.50               9.00
Other markets..........   13.95              16.47              12.81              13.73              12.36
 All markets...........   13.26              12.04              10.48              11.17              12.18

- ------------
(1) Includes toll conversion and royalty income.

    Fluctuations in net revenues and volume from fiscal 1991 through fiscal 1995 are a direct result of significant changes in each of the Company's major markets.

    Aerospace. Demand for the Company's products in the aerospace industry is driven by orders for new jet engines as well as requirements for spare parts and replacement parts for jet engines. Demand for the Company's aerospace products declined significantly from fiscal 1991 to fiscal 1992, as order rates for commercial aircraft fell below delivery rates due to cancellations and deferrals of previously placed orders. The Company believes that, as a result of these cancellations and deferrals, engine manufacturers and their fabricators and suppliers were caught with excess inventories. The draw down of these inventories, and the implementation of just-in-time delivery requirements by many jet engine manufacturers, exacerbated the decline experienced by suppliers to these manufacturers, including the Company. Demand for products used in manufacturing military aircraft and engines also dropped during this period as domestic defense spending declined following the Persian Gulf War. These conditions persisted through fiscal 1994.

    The Company began to see a recovery in the demand for its aerospace products at the beginning of fiscal 1995. Industry sources project that commercial aircraft production will remain strong through 1998. The firm order backlog of The Boeing Co., McDonnell Douglas Corp. and Airbus Industrie, as reported by The Airline Monitor, increased to 1,869 planes at December 31, 1995 from 1,742 planes at December 31, 1994. Additionally, passenger miles flown world-wide, which increased from approximately 1,500 billion in 1994 to 1,576 billion in 1995, are expected to reach approximately 1,961 billion in 1999. Federal Aviation Administration regulations mandate maintenance of aircraft engines based in part on the number of miles flown and the number of takeoffs and landings. Increased air travel therefore requires additional maintenance and repair of aircraft engines, which in turn increases demand for HTA products. Reflecting increased aircraft production and maintenance, the Company's net revenues to the aerospace industry in the first six months of fiscal 1996 increased 35.2% over the comparable period in fiscal 1995.

    Chemical Processing. Demand for the Company's products in the chemical processing industry is driven primarily by maintenance requirements of chemical processing facilities, and tends to track overall economic activity due to the diverse nature of chemical products and their applications. Major projects involving the expansion of existing chemical processing facilities or the construction of new facilities periodically increase demand for CRA products in the industry. Demand for the Company's products used in the chemical processing industry declined in fiscal 1991 and fiscal 1992, but began to increase in late fiscal 1993. In fiscal 1995, sales of the Company's products to the chemical processing industry reached a five-year high, and the Company believes that the outlook for sales of the Company's products to the chemical processing industry continues to improve. Concerns regarding the reliability of chemical processing facilities, their potential impact on the environment and the safety of their personnel as well as the need for higher throughput should support demand for more sophisticated alloys, such as the Company's CRA products.

    The Company expects that growth in the chemical processing industry will result from volume increases and selective price increases as a result of increased demand. In addition, the Company's key proprietary CRA products, the recently introduced Hastelloy C-2000, which the Company believes provides better overall corrosion resistance and versatility than any other readily available CRA product, and Hastelloy C-22, are expected to contribute substantially to the Company's growth in this market, although there can be no assurance that this will be the case.

    Land-Based Gas Turbines. The Company leveraged its metallurgical expertise to develop LBGT applications for alloys it had historically sold to the aerospace industry. Electric generating facilities powered by land-based gas turbines are less expensive to construct and operate and produce fewer sulfur dioxide ("SO2") emissions than traditional fossil fuel-fired facilities. The Company believes these factors are primarily responsible for creating demand for its products in the LBGT industry. Prior to the enactment of the Clean Air Act of 1990, as amended (the "Clean Air Act"), land based gas turbines were used primarily to satisfy peak power requirements. However, legislated standards for lowering emissions from fossil fuel-fired electric utilities and cogeneration facilities, such as the Clean Air Act, together with self-imposed standards, contributed to increased demand for some of the Company's products in the early 1990s, when Phase I of the Clean Air Act was being implemented. The Company believes that the outlook appears favorable for land-based gas turbines, since they are gaining acceptance as a clean, low-cost alternative to fossil fuel-fired electric generating facilities. The Company believes that compliance with Phase II of the Clean Air Act, which begins in 2000, will further contribute to demand for its products.

    Flue Gas Desulfurization. The Clean Air Act is the primary factor determining the demand for high performance alloys in the FGD industry. FGD projects have been undertaken by electric utilities and cogeneration facilities powered by fossil fuels in the United States, Europe and the Pacific Rim in response to concerns over emissions. FGD projects are generally highly visible and as a result are highly price competitive, especially when demand for high performance alloys in other major markets is weak.

The Company anticipates increasing sales opportunities in the FGD market as deadlines for Phase II of the Clean Air Act approach in 2000.

    Oil and Gas. The Company's participation in the oil and gas industry consists primarily of providing tubular goods for sour gas production. Demand for the Company's products in this industry is driven by the rate of development of sour gas fields, which in turn is driven by the price of natural gas and the need to commence production in order to protect leases. This market was very active in fiscal 1991, especially in the offshore sour gas fields in the Gulf of Mexico, but demand for the Company's sour gas tubular products has declined significantly since that time. Due to the volatility of the oil and gas industry, the Company has chosen not to invest in certain manufacturing equipment necessary to perform certain intermediate steps of the manufacturing process for these tubular products. However, the Company can outsource the necessary processing steps in the manufacture of these tubulars when prices rise to attractive levels. The Company intends to selectively take advantage of future opportunities as they arise, but plans no capital expenditures to increase its internal capabilities in this area.

    Other Markets. In addition to the industries described above, the Company also targets a variety of other markets. Representative industries served in fiscal 1995 include waste incineration, industrial heat treating, automotive, medical and instrumentation. Many of the Company's lower volume proprietary alloys are experiencing growing demand in these other markets. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets, which could provide further applications for the Company's products.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, consolidated statements of operations data as a percentage of net revenues:

                                                                                     SIX MONTHS
                                                  YEAR ENDED SEPTEMBER 30,        ENDED MARCH 31,
                                                 ---------------------------      ----------------
                                                 1993       1994       1995       1995       1996
                                                 -----      -----      -----      -----      -----
Net revenues................................     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales (1)...........................      83.9       89.4       82.8       86.3       80.4
Selling and administrative expenses.........       9.0       10.0        7.7        8.3        7.7
Research and technical expenses.............       2.2        2.4        1.5        1.6        1.5
Other cost, net.............................       0.8        0.7        0.9        0.3        0.3
Interest expense............................      11.6       13.2       10.0       10.7        9.3
Interest income.............................      (0.3)      (0.2)      (0.2)      (0.1)      (0.1)
Goodwill write-off..........................        --       24.6(2)      --         --         --
                                                 -----      -----      -----      -----      -----
Income (loss) before provision for income
  taxes and effect of change in accounting
  principle.................................      (7.2)     (40.1)      (2.7)      (7.1)       0.9
Provision for (benefit from) income taxes...      (2.1)       0.3        0.6        0.2        0.7
Cumulative effect of change in accounting
 principle (net of tax benefit).............        --      (52.9)(3)     --         --         --
                                                 -----      -----      -----      -----      -----
Net income (loss)...........................      (5.1)%    (93.3)%     (3.3)%     (7.3)%      0.2%
                                                 -----      -----      -----      -----      -----
                                                 -----      -----      -----      -----      -----

- ------------
(1) For financial statement purposes, the 1989 Acquisition was accounted for as a purchase transaction effective September 1, 1989; accordingly, inventories were adjusted to reflect estimated fair values at that date. This adjustment to inventories was amortized to cost of sales as inventories were reduced from the base layer. Non-cash charges for this adjustment included in cost of sales were approximately $3.7 million and $488,000 for fiscal 1993 and 1994, respectively; no charges have been recognized since fiscal 1994.

(2) Reflects the write-off of $37.1 million of goodwill created in connection with the 1989 Acquisition remaining at September 30, 1994. See Note 10 of the Notes to Consolidated Financial Statements.

(3) During fiscal 1994, the Company adopted SFAS 106. The Company elected to immediately recognize the transition obligation for benefits earned as of October 1, 1993, resulting in a non-cash charge of approximately $79.6 million net of an approximately $10.6 million tax benefit, representing the cumulative effect of the change in accounting principle. The tax benefit recognized was limited to then existing net deferred tax liabilities. See
    Note 8 of the Notes to Consolidated Financial Statements.

SIX MONTHS ENDED MARCH 31, 1996 COMPARED TO SIX MONTHS ENDED MARCH 31, 1995

    Net revenues increased approximately $16.5 million, or 17.6%, to approximately $110.0 million for the first half of fiscal 1996 from approximately $93.5 million for the same period in fiscal 1995, as a result of a 20.6% increase in the average selling price per pound, from $11.51 to $13.88. The increase in average selling price was partially offset by a 3.7% decrease in volume to 7.8 million pounds from 8.1 million pounds, as volume increases in the aerospace, chemical processing and LBGT markets were more than offset by lower volume in the FGD and other markets.

    Sales to the aerospace market increased by 35.0% to approximately $40.5 million in the first half of fiscal 1996 from approximately $30.0 million for the same period in fiscal 1995. Volume increased 19.9% and the average selling price per pound increased 12.7%. Increased demand for the Company's products in fiscal 1996 from the aerospace market was generated primarily by domestic engine producers, as demand in Europe remained relatively flat.

    Sales to the chemical processing industry, which achieved a five-year high in fiscal 1995, increased 28.4% to approximately $42.1 million in the first six months of fiscal 1996 from approximately $32.8 million for the same period in fiscal 1995. Volume increased 6.6% despite lower exports to the Pacific Rim. In addition, the average selling price per pound increased 20.4% as a result of higher demand from both the domestic and European markets.

    Sales to the LBGT market increased 24.0% to approximately $9.3 million in the first half of fiscal 1996 from approximately $7.5 million for the corresponding period in fiscal 1995 as a result of a 21.2% increase in volume and a 2.7% increase in the average selling price per pound. This reflected strong demand for cleaner burning power generation from gas turbines. In addition, the Company has been favorably impacted by its success in marketing Haynes 230 to European turbine manufacturers as a replacement for competing alloys.

    Sales to the FGD market decreased by 30.0% to approximately $3.5 million in the first half of fiscal 1996 from approximately $5.0 million in the same period of fiscal 1995 as a result of the absence of major orders from the Pacific Rim and Europe that were experienced in the first half of fiscal 1995. Volume decreased 47.4%, but average selling price per pound increased by 30.1%.

    Sales to the oil and gas industry were approximately $300,000 in the first half of fiscal 1996 as compared to sales of approximately $200,000 for the first half of fiscal 1995.

    Sales to other markets decreased by 30.0% to approximately $12.6 million for the first half of fiscal 1996 from approximately $18.0 million in the first half of fiscal 1995, as a result of a 49.8% decrease in volume, offset by a 40.2% increase in average selling price per pound. The Company benefitted from a one-time order of approximately $3.5 million for a major waste treatment facility in Eastern Europe in the first half of fiscal 1995. Sales to the waste incineration market increased as a result of greater use of the Company's products in high temperature corrosion applications. In addition, increased use of Haynes HR-120 as a substitute for competing products (including stainless steels) in the industrial heating market led to higher sales in that segment.

    Cost of sales increased by approximately $7.7 million, or 9.5%, to approximately $88.4 million for the first half of fiscal 1996 from approximately $80.7 million in the same period in fiscal 1995. However, cost of sales as a percent of net revenues decreased to 80.3% from 86.3% in the respective periods as a result of higher average selling prices and a favorable change in product mix. Although total volume declined in the first half of fiscal 1996, volume in the higher-margin, high value-added product forms such as sheet, wire and seamless tubulars increased in fiscal 1996 over fiscal 1995 levels. Increased capacity utilization in the higher-cost operations used to manufacture these forms led to efficiencies that lowered the per unit cost. Also, during the first half of fiscal 1995 raw material costs escalated, thereby temporarily reducing margins until price increases could be fully implemented. In the first half of fiscal 1996, these increased costs had been fully passed through as reflected in higher selling prices.

    Selling and administrative expenses increased approximately $640,000, or 8.2%, to approximately $8.4 million for the first half of fiscal 1996 from approximately $7.8 million for the same period in fiscal 1995. However, selling and administrative expenses declined as a percentage of net revenues from 8.3% to 7.7%. The increase in absolute dollars was primarily a result of salary increases and the payment of performance-based management bonuses of approximately $439,000 which were awarded and paid in January 1996. Based on results for the first half of fiscal 1996, the Company believes that management will be eligible for bonuses for fiscal 1996 and that it will accrue additional expense for management bonuses of approximately $900,000 during fiscal 1996. In addition, sales and marketing personnel were hired as part of the Company's effort to increase market coverage and customer contact.

    Research and technical expenses increased approximately $154,000, or 10.1%, to approximately $1.7 million for the first half of fiscal 1996 from approximately $1.5 million for the same period in fiscal 1995, primarily as a result of salary increases. Headcount increased as part of the Company's ongoing commitment to technological leadership.

    As a result of the above factors, the Company recognized operating income for the first half of fiscal 1996 of approximately $11.5 million, approximately $2.0 million of which was contributed by the Company's foreign subsidiaries. For the first half of fiscal 1995, operating income was approximately $3.5 million, of which approximately $2.0 million was contributed by the Company's foreign subsidiaries.

    Other costs, net increased approximately $118,000, or 45.6%, to approximately $377,000 for the first half of fiscal 1996 from approximately $259,000 in the same period in fiscal 1995, primarily as a result of payments made to lenders for amendments to the Existing Credit Facility which were partially offset by lower foreign currency exchange adjustments.

    Interest expense increased approximately $232,000, or 2.1%, to approximately $10.1 million for the first half of fiscal 1996 from approximately $9.9 million for the same period in fiscal 1995, due primarily to higher average borrowings under the Existing Credit Facility.

    The provision for income taxes of approximately $758,000 for the first half of fiscal 1996 increased by approximately $550,000 from approximately $208,000 for the first half of fiscal 1995, due primarily to taxes on foreign earnings against which the Company was unable to utilize its U.S. federal income tax net operating loss carryforwards ("NOLs").

    As a result of the above factors, the Company recognized net income for the first half of fiscal 1996 of approximately $256,000, compared to a net loss of approximately $6.9 million for the same period in fiscal 1995.

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEAR ENDED SEPTEMBER 30, 1994

    Net revenues increased approximately $51.3 million, or 34.1%, to approximately $201.9 million in fiscal 1995 from approximately $150.6 million in fiscal 1994, as a result of a 22.6% increase in volume to 16.3 million pounds from approximately 13.3 million pounds and a 9.0% increase in average selling price to $12.18 per pound from $11.17 per pound. Volume increases were due to higher demand in the aerospace, chemical processing, waste incineration and industrial heating industries. Alloy price increases were implemented in fiscal 1995 in response to rising raw material costs, which resulted in higher average selling prices.

    Sales to the aerospace market increased 43.0% to approximately $66.4 million in fiscal 1995 from approximately $46.4 million in fiscal 1994 due to a 42.4% increase in volume as reflected by the increased order backlog for commercial aircraft and jet engines in fiscal 1995. In addition, the Company greatly increased its sales to distributors serving the aerospace market by meeting competitive prices for certain higher volume HTA products. Due to changes in product mix, the average selling price per pound to the aerospace market in fiscal 1995 remained flat as compared to fiscal 1994 despite generally higher alloy prices.

    Sales to the chemical processing industry increased 44.1% to approximately $72.2 million in fiscal 1995 from approximately $50.1 million in fiscal 1994 as a result of higher spending in the United States and Europe for smaller maintenance and improvement projects, as well as along the Pacific Rim for certain large capacity expansion projects. Volume increased 22.0% and average selling price per pound increased 18.2%. The large Pacific Rim projects were very competitively bid upon, resulting in lower average selling prices per pound for these projects as compared to other projects. The lower average selling prices for these products were more than offset, however, by higher prices in smaller projects. In addition, the Company was favorably impacted in fiscal 1995 by its shift from production of a low-priced duplex stainless steel that it had manufactured for several years to other higher-priced, higher-margin products as a result of stronger market demand for such products.

    Sales to the LBGT market decreased 15.9% to approximately $14.3 million in fiscal 1995 from approximately $17.0 million in fiscal 1994. During fiscal 1995, a few of the larger LBGT manufacturers decreased purchases of alloys as they reduced their inventories; as a result, the Company's volume decreased 18.8%. Although Haynes 230 was gaining acceptance, especially in Europe, the Company experienced temporary disruptions in sales of this product due to production and delivery problems, and as a result the Company's fiscal 1995 average selling price per pound was unchanged as compared to fiscal 1994.

    Sales to the FGD market declined 35.3% to approximately $6.6 million in fiscal 1995 from approximately $10.2 million in fiscal 1994 as a result of a 40.0% decrease in volume and a 7.7% increase in average selling price per pound. Sharply lower domestic sales were partially offset by increased sales in Europe and along the Pacific Rim. The weakness in domestic markets reflected lower demand for wet scrubbing facilities for fossel fuel-fired electric generating plants.

    Demand in the oil and gas market has been weak and orders have been only sporadic since fiscal 1992, when a major sour gas production project in the Gulf of Mexico was completed. Sales increased 7.1% in fiscal 1995 as compared to fiscal 1994 as a result of a 25.0% increase in volume, which was partially offset by a 14.3% decrease in average selling price per pound.

    Sales to other markets increased 69.4% to approximately $34.9 million in fiscal 1995 from approximately $20.6 million in fiscal 1994 due primarily to a shipment in fiscal 1995 to a large waste treatment project destined for installation in Eastern Europe and the completion of a short-term contract in support of the U.S. Army's M-1 tank program. These projects resulted in an 86.7% increase in volume in fiscal 1995 as compared to fiscal 1994 and a 9.2% decrease in average selling price per pound for the same periods.

    Cost of sales decreased approximately $4.6 million, or 2.7%, to approximately $167.2 million in fiscal 1995 from approximately $171.8 million in fiscal 1994. Fiscal 1994 cost of sales included the write-off of goodwill as discussed in Note 10 of the Notes to Consolidated Financial Statements. Cost of sales as a percent of the Company's net revenues decreased to 82.8% from 89.4% in the respective years, excluding the effect of the write-off of goodwill in fiscal 1994 as discussed above. This was due primarily to increased capacity utilization and increased profitability in the European subsidiaries. During the first half of fiscal 1995, raw material costs escalated rapidly, resulting in lower margins. As a result, the spread between average selling price and material cost per pound was lower in fiscal 1995 than in fiscal 1994. This was partially offset in the second half of fiscal 1995 as price increases for the Company's alloys became effective. Higher volume reduced unit fixed costs and led to improved operating efficiencies. In addition, the European subsidiaries experienced improved volume and margins in fiscal 1995, reflecting improved business conditions which further improved the Company's cost of sales as a percent of net revenues.

    Selling and administrative expenses increased approximately $436,000, or 2.9%, to approximately $15.5 million in fiscal 1995 from approximately $15.0 million in fiscal 1994 primarily as a result of expenses which previously had been reported as research and technology expenses in fiscal 1994 being reclassified as selling and administrative expenses in fiscal 1995.

    Research and technical expenses decreased approximately $581,000, or 16.0%, to approximately $3.0 million in fiscal 1995 from approximately $3.6 million in fiscal 1994 due in part to the reclassification of expenses noted above. In addition, certain costs associated with engineering functions recorded as manufacturing costs in fiscal 1995 were reported as research and technical expenses in fiscal 1994.

    As a result of the above factors, the Company recognized operating income in fiscal 1995 of approximately $16.5 million as compared to an operating loss of approximately $35.6 million in fiscal 1994. Operating income in fiscal 1994 was approximately $1.5 million prior to the write off of approximately $37.1 million of goodwill as described in Note 10 of the Notes to Consolidated Financial Statements. Operating income contributed by the Company's foreign subsidiaries was approximately $5.3 million in fiscal 1995 and approximately $1.6 million in fiscal 1994.

    Other costs, net increased approximately $765,000, or 76.4%, to approximately $1.8 million in fiscal 1995 from approximately $1.0 million in fiscal 1994, primarily as a result of fluctuations in foreign exchange rates and costs associated with the purchase of options to purchase certain of the Company's Existing Subordinated Notes. The options expired in October 1995.

    Interest expense increased approximately $317,000, or 1.6%, to approximately $20.2 million in fiscal 1995 from approximately $19.9 million in fiscal 1994, primarily as a result of higher average borrowings under the Existing Credit Facility.

    The provision for income taxes for fiscal 1995 was approximately $1.3 million compared to approximately $420,000 in fiscal 1994, due primarily to taxes on foreign earnings against which the Company was unable to utilize its NOLs.

    As a result of the above factors, the Company reported a net loss of approximately $6.8 million in fiscal 1995 compared to a net loss of approximately $60.9 million in fiscal 1994, including SFAS 106 expense of approximately $79.6 million.

YEAR ENDED SEPTEMBER 30, 1994 COMPARED TO YEAR ENDED SEPTEMBER 30, 1993

    Net revenues decreased approximately $11.9 million, or 7.3%, to approximately $150.6 million in fiscal 1994 from approximately $162.5 million in fiscal 1993 as a result of a 13.1% decrease in volume partially offset by a 6.6% increase in average selling price per pound.

    Sales to the aerospace market decreased 0.6% to approximately $46.4 million in fiscal 1994 from approximately $46.7 million in fiscal 1993 despite slightly higher domestic demand for jet engines. The Company did not benefit from the higher domestic demand because of lost orders for generic alloys due to uncompetitive pricing, as reflected by flat volume and average selling price per pound. Sales to the European aerospace industry increased slightly in fiscal 1994 as a result of improved demand for jet engines in that market.

    Sales to the chemical processing industry declined 4.0% to approximately $50.1 million in fiscal 1994 from approximately $52.2 million in fiscal 1993. This decrease was due to lower domestic sales partially offset by higher European and Pacific Rim sales resulting from increased maintenance and process improvement expenditures. Although the domestic market for chemical processing was strong, the Company was negatively affected when one of its significant distributors to this market outsourced a greater percentage of its purchases to competing producers based on increased concern about the Company's financial resources and its ability to maintain an uninterrupted supply of product.

    Sales to the LBGT market increased 34.9% to approximately $17.0 million in fiscal 1994 from approximately $12.6 million in fiscal 1993 as a result of higher global demand for this relatively inexpensive and clean source of electric power and increased use of Haynes 230 as a replacement for other competing materials in certain hot sections of the turbines. Consequently, volume increased 33.3% and average selling price per pound increased 1.2%.

    Sales for FGD applications decreased 41.4% to approximately $10.2 million in fiscal 1994 from approximately $17.4 million in fiscal 1993 reflecting the completion of many of the planned facilities built in response to Phase I Clean Air Act requirements and a reduction in the number of utilities opting for wet scrubbing of flue gases. However, increased sales along the Pacific Rim and in Europe reflected increasing demand in those areas for wet scrubbing as a response to more stringent environmental standards. Volume decreased 48.3%, while average selling price per pound increased 13.3%.

    Sales to the oil and gas industry decreased 61.8% to approximately $4.2 million in fiscal 1994 from approximately $11.0 million in fiscal 1993. Volume decreased 63.6% due to reduced activity in sour gas production, while prices increased 5.0%.

    Sales to other markets increased 0.5% to approximately $20.6 million in fiscal 1994 from approximately $20.5 million in fiscal 1993. Lower demand in industrial heating applications was offset by increased demand in the waste incineration market, particularly in Europe, where alloys were sold to a large waste facility construction project. The average selling price per pound increased 7.2%.

    At September 30, 1994, the Company elected to write off the goodwill balance from the 1989 Acquisition of approximately $37.1 million, as more fully discussed in Note 10 to the Notes to Consolidated Financial Statements. Cost of sales therefore increased approximately $35.5 million, or 26.1%, to approximately $171.8 million in fiscal 1994 from approximately $136.3 million in fiscal 1993. Cost of sales as a percent of the Company's net revenues, excluding the write-off of goodwill, increased to 89.4% in fiscal 1994, compared to 83.9% in fiscal 1993. Approximately 2.7% of this increase was due to the recognition of additional non-cash charges pertaining to accrued post-retirement benefits, with the remaining increase resulting from lower overall capacity utilization and higher costs. Efforts to raise prices in fiscal 1994 resulted in a slight improvement in the variable margin per pound of product sold, but the resulting loss of volume more than offset this benefit.

    Selling and administrative expenses increased approximately $470,000, or 3.2%, to approximately $15.0 million in fiscal 1994 from approximately $14.6 million in fiscal 1993, primarily because of higher salaries.

    Research and technical expense was essentially flat in fiscal 1994 compared to fiscal 1993, as a result of increases in salaries, offset by lower personnel levels.

    As a result of the above factors, the Company reported operating income of approximately $1.5 million prior to the write-off of goodwill in fiscal 1994 compared to approximately $8.4 million in the prior year. The Company's foreign subsidiaries contributed approximately $1.6 million and approximately $2.0 million of operating income in fiscal 1994 and fiscal 1993, respectively.

    Other cost, net decreased approximately $245,000, or 19.7%, to approximately $1.0 million in fiscal 1994 from approximately $1.2 million in fiscal 1993. This decrease was due to lower realized losses on certain nickel hedging contracts, which were partially offset by an increase in the provision for bad debts.

    Interest expenses increased approximately $1.0 million, or 5.3%, to approximately $19.9 million in fiscal 1994 from approximately $18.9 million in fiscal 1993 as a result of higher average borrowings under the Existing Credit Facility and higher average interest rates.

    The provision for income taxes for fiscal 1994 was approximately $420,000 compared to a benefit from income tax of approximately $3.4 million in fiscal 1993. The provision for fiscal 1994 represents taxes on earnings generated from the foreign subsidiaries. In connection with the Company's adoption of SFAS 106 and Statement of Financial Accounting Standards No. 109, "Accounting for Income Tax" ("SFAS 109") effective October 1, 1993, the Company recognized a tax benefit that eliminated the domestic deferred tax liabilities as of September 30, 1993. Due to the Company's net operating loss carryforward position as set forth in the Consolidated Financial Statements, the Company was not able to recognize any tax benefit resulting from the operating losses from domestic operations incurred in fiscal 1994.

    As a result of the above factors, the Company reported a net loss in fiscal 1994 before the effect of a change in accounting principle of approximately $60.9 million (approximately $23.8 million before the goodwill write-off) compared to a net loss of approximately $8.3 million in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

    In connection with the Recapitalization, the Company will redeem the Existing Notes, repay amounts outstanding under the Existing Credit Facility and pay the related fees and expenses. The funds required to consummate the Recapitalization will be provided by the net proceeds to the Company from the
Offerings and approximately $      million of borrowings under the New Credit
Facility. The Company expects to consummate the Recapitalization during the fourth quarter of fiscal 1996. On a pro forma basis, giving effect to the Recapitalization as of March 31, 1996, total indebtedness would have been
approximately $      million and stockholders' deficit would have been
approximately $      million. The New Credit Facility expires in 1999 if not
renewed or extended. The Company will have no other scheduled debt amortization payments until the Notes mature in 2004.

    Following consummation of the Offerings, the Company's principal source of liquidity, other than funds generated from operations, will be the commitment of up to $50.0 million available for revolving credit loans and letters of credit under the New Credit Facility. The Company believes that cash provided from operations, supplemented by borrowings under the New Credit Facility, will be sufficient to meet the Company's cash requirements for the foreseeable future, although there can be no assurance that this will be the case. See "The Recapitalization" and "Description of Other Indebtedness."

    The Company's near-term future cash needs will be driven by working capital requirements, which are likely to increase, and planned capital expenditures. Capital expenditures are expected to increase from approximately $374,000 in the first six months of fiscal 1996 to approximately $1.8 million in the second six months of fiscal 1996 and approximately $10.1 million in fiscal 1997. Capital expenditures were approximately $56,000, $772,000 and $1.9 million for fiscal 1993, 1994 and 1995, respectively. The increased capital investments for fiscal 1996 and 1997 are designated for significant new equipment additions and expenditures of approximately $3.2 million for new integrated information systems. The primary benefits of this spending are expected to be (i) the expansion of annual production capacity by 25% from approximately 20.0 million pounds to approximately 25.0 million pounds, based on the current product mix,
(ii) improved production quality resulting in lower internal rejection rates and rework costs and (iii) improved coordination among sales, marketing and manufacturing personnel resulting in more efficient pricing practices. However, the Company does not currently have any significant capital expenditure commitments.

    Net cash used in operations in the first six months of fiscal 1996 was approximately $3.6 million, as compared to approximately $4.0 million for the same period in fiscal 1995. The negative cash flow from operations for the first six months of fiscal 1996 was primarily a result of increases of approximately $4.3 million in inventories and approximately $5.1 million in accounts receivable, which were offset by non-cash depreciation and amortization expenses of approximately $4.6 million, positive net income of approximately $256,000, an increase in the accounts payable and accrued expenses balance of approximately $1.5 million and other adjustments. Cash used for investment activities declined from approximately $865,000 in the first six months of fiscal 1995 to approximately $314,000 in the first six months of fiscal 1996, primarily as a result of lower capital expenditures. Cash provided by financing activities for the first six months of fiscal 1996 was approximately $2.5 million due to increased borrowings under the Existing Credit Facility. Cash for the first six months of fiscal 1996 decreased approximately $1.5 million, resulting in a March 31, 1996 cash balance of approximately $3.6 million. Cash in the first six months of fiscal 1995 increased approximately $100,000, resulting in a cash balance of approximately $5.8 million at March 31, 1995.

    Net cash used in operations in fiscal 1995 was approximately $2.9 million, as compared to approximately $12.8 million in fiscal 1994. Cash used in operations in fiscal 1995 was primarily a result of a net loss of approximately $6.8 million, an increase in accounts receivable of approximately $7.4 million and an increase in inventories of approximately $6.5 million, offset by depreciation and amortization of approximately $9.6 million, an increase in accounts payable and accrued expenses of approximately $6.3 million and other changes in working capital. The ending cash balance at September 30, 1995 was approximately $5.0 million as compared to approximately $5.7 million at September 30, 1994.

    At March 31, 1996, the Company had net working capital of approximately $66.3 million as compared to approximately $62.6 million at September 30, 1995 and approximately $60.2 million at September 30, 1994. The increase in working capital of approximately $3.7 million in the first six months of fiscal 1996 was a result of increases in accounts receivable and inventories of approximately $5.1 million and $4.3 million, respectively, offset by an increase of approximately $1.5 million in accounts payable and accrued expenses, an increase of approximately $2.5 million in borrowings under the Existing Credit Facility and an increase of approximately $278,000 in income taxes payable. The increase in working capital of approximately $2.4 million in fiscal 1995 is a result of increases in accounts receivable and inventories of approximately $7.6 million and $6.7 million, respectively, offset by an increase of approximately $6.1 million in accounts payable and accrued expenses, an increase of approximately $4.3 million in borrowings under the Existing Credit Facility and an increase of approximately $752,000 in income taxes payable.

    The Company is currently conducting groundwater monitoring and post-closure monitoring in connection with certain disposal areas, and has completed an investigation of eight specifically identified solid waste management units, at the Kokomo facility. The results of the investigation have been filed with the U.S. Environmental Protection Agency ("EPA"). If the EPA or the Indiana Department of Environmental Management ("IDEM") were to require corrective action in connection with such disposal areas or solid waste management units, there can be no assurance that the costs of such corrective action will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. In addition, the Company has been named as a potentially responsible party at two waste disposal sites. Although there can be no assurance, based on current information, the Company believes that its involvement at these two sites will not have a material adverse effect on the Company's financial condition, results of operations or liquidity. The Company has budgeted approximately $3.3 million for expenses and capital expenditures related to environmental compliance for fiscal 1996 through fiscal 1998. See "Business--Environmental Matters."

INFLATION

    The Company believes that inflation has not had a material impact on its operations.

INCOME TAX CONSIDERATIONS

    Section 382 Limitation. At September 30, 1995, the Company had, in addition to other tax loss attributes, NOLs of approximately $36.8 million available to reduce regular federal taxable income, which NOLs expire in 2005 through 2010. For a discussion of a possible reduction of these NOLs as a result of an ongoing IRS audit, see "Risk Factors--Income Tax Audit" and "Business--Legal Proceedings."

    If the Company were to undergo an "ownership change" within the meaning of
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of NOLs by the Company would be subject to an annual limitation. Generally, an "ownership change" occurs with respect to a corporation when the percentage of stock (determined on the basis of value) owned by one or more holders of at least 5% of such stock ("5% stockholders") has increased by more than 50 percentage points from the lowest percentage of stock that was owned by such 5% stockholders at any time during a statutorily prescribed "testing period." Regulations under Section 382 provide that, in general, investors who buy stock in a public offering and who each own less than 5% of the issuer's stock after the offering are treated in the aggregate as a single 5% stockholder for purposes of determining whether an ownership change has occurred as a result of the Equity Offering. The Company believes that the sale of the shares of Common Stock offered concurrently will not result in an ownership change, as defined by Section 382 and the regulations thereunder, that would cause the annual limitation to apply. However, an ownership change could result from other equity transactions following the Equity Offering, including transactions such as purchases or sales of Common Stock by certain stockholders and other issuances of Common Stock by the Company. If the annual limitation on utilizing NOLs were to apply to the Company, the amount of the limitation would generally equal the product of (i) the fair market value of the Company's equity immediately prior to the ownership change, with certain adjustments, including a possible adjustment to exclude certain capital contributions made in the two years preceding the date of the ownership change and (ii) a federal long-term tax exempt rate of return published monthly by the IRS. The annual limitation on utilizing other tax loss attributes is dependent upon the annual limitation on utilizing the NOLs. Should the annual limitation apply, the Company believes that it would not materially affect the potential use of the NOLs to reduce any future income tax liabilities for the foreseeable future; however, it is possible that the Company's taxable income in a particular year could exceed the annual limitation, in which case such excess would not be reduced by the NOLs and the Company's tax liability would be correspondingly higher.

    Financial Report--Accounting for Income Taxes. For financial reporting purposes the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. SFAS 109 requires a valuation allowance when it is more likely than not that some portion or all of a deferred tax asset will not be realized. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The ultimate realization of all or part of the Company's deferred tax assets depends upon the Company's ability to generate sufficient taxable income in the future.

    At September 30, 1995, the Company had a net deferred tax asset of approximated $33.2 million consisting principally of temporary differences relating to available NOLs and postretirement benefits other than pensions offset by depreciation. Because of unfavorable operating results in recent years, the Company has established a 100% valuation allowance to eliminate the net deferred tax asset, resulting in a charge to operations and thereby reducing equity. The Company will periodically evaluate its strategic and business plans in light of evolving business conditions and actual operating results, and the valuation allowance may be adjusted for future income expectations resulting from that process.

    As a result, the application of the SFAS 109 valuation allowance determination process could result in recognition of significant income tax provisions or benefits in a single interim or annual period due to actual operating results and changes in future income expectations over several years. Such tax provision or benefit effect would likely be material in the context of the specific interim or annual financial reporting period in which changes in judgment about extended future periods are reported. The SFAS 109 valuation allowance determination process is a balance sheet oriented model and does not have as its objective the periodic matching of pre-tax income or loss with the related actual income tax effects.

    The Section 382 limitation described above could, if applicable, adversely impact the income tax provision or benefit in a particular year as a result of the application of the SFAS 109 valuation allowance determination process; however, it is not expected to have an adverse impact over time.

    If the Company's principal markets continue to exhibit improvement, and such improvement is manifested in positive trends in the value and profitability of customer orders and backlog, additional tax benefits may be reported in future periods as the valuation allowance is reduced. Alternatively, to the extent that the Company's future profit expectations remain static or are diminished, tax provisions may be charged against pretax income. In either event, such valuation allowance-related tax provisions or benefits should not necessarily be viewed as recurring. Further, subject to the effects, if any, of the Section 382 limitation described above, the amount of current taxes that the Company expects to pay for the foreseeable future is minimal, and the Company's carryforward tax attributes are viewed by management as a significant competitive advantage to the extent that profits can be sheltered effectively from tax and re-employed in the growth of the business.

ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," is effective for the year ending September 30, 1996. In the opinion of management, this statement will not materially impact the Company's financial position or results of operations.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," is effective for the year ending September 30, 1997. The Company has not decided how it intends to apply the accounting and disclosure provisions of this statement.

                                    BUSINESS

GENERAL

    The Company develops, manufactures and markets technologically advanced, high performance alloys primarily for use in the aerospace and chemical processing industries. The Company's products are high temperature alloys and corrosion resistant alloys. The Company's HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines used for power generation, and waste incineration and industrial heating equipment. The Company's CRA products are used in applications that require resistance to extreme corrosion, such as chemical processing, power plant emissions control and hazardous waste treatment. The Company is a major supplier of high performance alloys to General Electric Co., Pratt & Whitney, Rolls-Royce plc, SNECMA, E.I. DuPont de Nemours & Co., The Dow Chemical Co. and Monsanto Company. The Company is one of three leading worldwide producers of high performance alloy products in sheet, coil and plate forms, which in the aggregate represented approximately 64% of the Company's net revenues in fiscal 1995. In addition, the Company produces its alloy products as seamless and welded tubulars, and in bar, billet and wire forms.

    High performance alloys are characterized by highly engineered, often proprietary, metallurgical formulations primarily of nickel, cobalt and other metals with complex physical properties. The complexity of the manufacturing process for high performance alloys is reflected in the Company's relatively high average selling price of approximately $12.18 per pound for fiscal 1995, compared to the average selling price of other metals such as carbon steel sheet, stainless steel sheet and aluminum, which currently range from $0.17 to $1.25 per pound. Demanding end-user specifications, a multi-stage manufacturing process and the technical sales, marketing and manufacturing expertise required to develop new applications combine to create significant barriers to entry in the high performance alloy industry. The Company derived approximately 30% of its fiscal 1995 net revenues from products that are protected by United States patents and derived an additional approximately 15% of its fiscal 1995 net revenues from sales of products that are not patented, but for which the Company has limited or no competition.

CORE COMPETENCIES

    The Company believes it has attained a leadership position in the high performance alloy industry and has a strong reputation for quality and reliability. The Company's core competencies include the following:

    . Metallurgical expertise. The Company believes it is a leader in the development and manufacturing technology of nickel- and cobalt-based alloys. Over the last seven years, the Company's technical programs have yielded seven new proprietary alloys, five of which are protected by United States patents. Three additional United States patents regarding the new proprietary alloys are pending. The Company currently maintains a total of 43 United States patents and approximately 180 foreign counterpart patents targeted at countries with significant existing or potential markets for the patented products. As a result of the Company's research and development efforts, Chemical Processing magazine recognized the Company's products five times in the last twelve years as having made significant contributions to the chemical processing industry.

    . Technical marketing support. Through the combined efforts of the Company's direct sales organization, including its four domestic Company-owned service centers and its research and development group, the Company works closely with its customers in order to identify, develop and support diverse applications for its alloys and to anticipate customers' future materials requirements. The Company believes this integrated approach is unique in the high performance alloy industry.

    . Flexible manufacturing capabilities. The Company's four-high Steckel mill, in conjunction with its sophisticated, multi-stage, melting and refining operation, produces a broad array of sheet, coil and plate products made to exacting specifications. The Company also operates a three-high mill and a two-high mill that enable the Company to produce small batch orders that generally are not practical or economical for competitors to manufacture.

BUSINESS STRATEGY

    The Company intends to capitalize on its core competencies to implement its business strategy, which includes the following principal elements:

    Develop new applications for existing alloys. The Company actively seeks to develop new applications and new market segments for its existing products. The sales force, in coordination with the research and development staff, works closely with end-users to identify applications for the Company's existing products that address its customers' specialized needs. Management believes that new product applications represent a significant opportunity for revenue growth. The Company has identified and is pursuing new applications for its alloys, including applications for the automotive, medical and instrumentation industries.

    Continue customer-driven new product development. The Company emphasizes customer contact and an awareness of customer needs in its product development process. The Company believes that new opportunities in end-markets are best identified through close contact with customers. This approach allows the Company to focus its research and development efforts and enables the Company's products to be specified for use in the production of customers' products.

    Expand export sales. The Company believes there are significant opportunities to increase its sales in international markets. In fiscal 1995, approximately 39% of the Company's net revenues were outside the United States, primarily in European markets where the Company has established sales and manufacturing facilities. In addition, the Company is pursuing significant growth opportunities in other regions, particularly the Pacific Rim.

    Increase productivity through strategic equipment investment. The Company believes that future investment in plant and equipment will allow it to increase capacity and produce higher quality products at reduced costs. The Recapitalization described herein, combined with improved market conditions, will enable the Company to increase its investment in plant and equipment above the amounts expended in recent years. See "The Recapitalization." During fiscal 1996 through 1998, the Company anticipates investing approximately $19.5 million in new plant and equipment and approximately $3.2 million in new integrated information systems. The principal benefits of these investments are expected to be (i) the expansion of annual production capacity by 25% from approximately
20.0 million pounds to approximately 25.0 million pounds, based on the current product mix, (ii) improved production quality resulting in lower internal rejection rates and rework costs and (iii) improved coordination among sales, marketing and manufacturing personnel resulting in more efficient pricing practices.

PRODUCTS

    The alloy market consists of four primary segments: stainless steel, super stainless steel, nickel alloys and high performance alloys. The Company competes exclusively in the high performance alloy segment, which includes HTA and CRA products. The Company believes that the high performance alloy segment represents less than 10% of the total alloy market. In fiscal 1995, HTA products and CRA products accounted for 55% and 45%, respectively, of the Company's net revenues.

    HTA products are used primarily in manufacturing components used in the hot sections of jet engines. Stringent safety and performance standards in the aerospace industry result in development lead times typically as long as eight to ten years in the introduction of new aerospace-related market applications for HTA products. However, once a particular new alloy is shown to possess the properties required for a specific application in the aerospace industry, it tends to remain in use for extended periods. HTA products are also used in gas turbine engines produced for use in applications such as naval and commercial vessels, electric power generators, power sources for offshore drilling platforms, gas pipeline booster stations and emergency standby power stations.

    CRA products are used in a variety of applications, such as chemical processing, power plant emissions control, hazardous waste treatment and sour gas production. Historically, the chemical processing industry has represented the largest end user segment for CRA products. Due to maintenance, safety and environmental considerations, management of the Company believes this industry represents an area of potential long-term growth for the Company. Unlike aerospace applications within the HTA product market, the development of new market applications for CRA products generally does not require long lead times.

    High Temperature Alloys. The following table sets forth information with respect to certain of the Company's significant high temperature alloys:

                               END MARKETS AND APPLICATIONS
ALLOY AND YEAR INTRODUCED      (1)                            FEATURES
- -----------------------------  -----------------------------  -----------------------------
Haynes HR-160 (1990) (2)       Waste incineration/CPI-boiler  Good resistance to
                                tube shields                   sulfidation at high
                                                               temperatures
Haynes 242 (1990) (2)          Aero-seal rings                High strength, low expansion
                                                               and good fabricability
Haynes HR-120 (1990) (2)       Industrial                     Good strength-to-cost ratio
                                heating-heat-treating          as compared to competing
                                baskets                        alloys
Haynes 230 (1984) (2)          Aero/LBGT-ducting              Good combination of strength,
                                                               stability, oxidation
                                                               resistance and fabricability
Haynes 214 (1981) (2)          Aero-honeycomb seals           Good combination of oxidation
                                                               resistance and fabricability
                                                               among nickel-based alloys
Haynes 188 (1968)              Aero-burner cans,              High strength, oxidation
                                after-burner components        resistant cobalt-based alloy
Haynes 625 (1964)              Aero/CPI-ducting, tanks,       Good fabricability and
                                vessels, weld overlays         general corrosion resistance
Haynes 263 (1960)              Aero/LBGT-components for gas   Good ductibility and high
                                turbine hot gas exhaust pan    strength at temperatures up
                                                               to 1,600 deg. F
Haynes 718 (1955)              Aero-ducting, vanes, nozzles   Weldable high strength alloy
                                                               with good fabricability
Hastelloy X (1954)             Aero/LBGT-burner cans,         Good high temperature
                                transition ducts               strength at relatively low
                                                               cost
Haynes Ti3-2.5 (1950)          Aero-aircraft hydraulic and    Light weight, high strength
                                fuel systems components        titanium-based alloy

- ------------
(1) "Aero" refers to aerospace; "LBGT" refers to land-based gas turbines; "CPI" refers to the chemical processing industry.

(2) Represents a patented product or a product with respect to which the Company believes it has limited or no competition.

    The higher volume HTA products, including Haynes 625, Haynes 718 and Hastelloy X, are generally considered industry standards, especially in the manufacture of aircraft and LBGT. These products have been used in such applications since the 1950s and because of their widespread use have been most subject to competitive pricing pressures. In fiscal 1995, sales of these HTA products accounted for 22% of the Company's net revenues.

    The Company also produces and sells cobalt-based alloys introduced over the last three decades, which are more highly specialized and less price competitive than nickel-based alloys. Haynes 188 and Haynes 263 are the most widely used of the Company's cobalt-based products and accounted for 8% of the Company's net revenues in fiscal 1995. Three of the more recently introduced HTA products,

Haynes 242, Haynes 230 and Haynes 214, initially developed for the aerospace and LBGT markets, are still patent-protected and together accounted for 6% of the Company's net revenues in fiscal 1995. These newer alloys are gaining acceptance for applications in industrial heating and waste incineration.

    Haynes HR-160 and Haynes HR-120 were introduced in fiscal 1990 and targeted for sale in industrial heat treating applications. Haynes HR-160 is a higher priced cobalt-based alloy designed for use when the need for long-term performance outweighs initial cost considerations. Potential applications for Haynes HR-160 include use in key components in waste incinerators, chemical processing equipment, mineral processing kilns and fossil fuel energy plants. Haynes HR-120 is a lower priced, iron-based alloy and is designed to replace competitive alloys not manufactured by the Company that may be slightly lower in price but also less effective. In fiscal 1995, these two alloys accounted for 5% of the Company's net revenues.

    The Company also produces seamless titanium tubing for use as hydraulic lines in airframes and as bicycle frames. During fiscal 1995, sales of these products accounted for 4% of the Company's net revenues.

    Corrosion Resistant Alloys. The following table sets forth information with respect to certain of the Company's significant corrosion resistant alloys:

                               END MARKETS AND APPLICATIONS
ALLOY AND YEAR INTRODUCED      (1)                            FEATURES
- -----------------------------  -----------------------------  -----------------------------
Hastelloy C-2000 (1995) (2)    CPI-tanks, mixers, piping      Versatile alloy with good
                                                               resistance to uniform
                                                               corrosion
Hastelloy B-3 (1994) (2)       CPI-acetic acid plants         Better fabrication
                                                               characteristics compared to
                                                               other nickel-molybdenum
                                                               alloys
Hastelloy D-205 (1993) (2)     CPI-plate heat exchangers      Corrosion resistance to hot
                                                               sulfuric acid
Ultimet (1990) (2)             CPI-pumps, vales               Wear and corrosion resistant
                                                               nickel-based alloy
Hastelloy G-50 (1989) (2)      Oil and gas-sour gas tubulars  Good resistance to down hole corrosive environments
Hastelloy C-22 (1985) (2)      CPI/FGD-tanks, mixers, piping  Resistance to localized
                                                               corrosion and pitting
Hastelloy G-30 (1985) (2)      CPI-tanks, mixers, piping      Lower cost alloy with good
                                                               corrosion resistance in
                                                               phosphoric acid
Hastelloy B-2 (1974)           CPI-acetic acid                Resistance to hydrochloric
                                                               acid and other reducing
                                                               acids
Hastelloy C-4 (1973)           CPI-tanks, mixers, piping      Good thermal stability
Hastelloy C-276 (1968)         CPI/FGD/oil and gas-tanks,     Broad resistance to many
                                mixers, piping                 environments

- ------------
(1) "CPI" refers to the chemical processing industry; "FGD" refers to flue gas desulfurization.

(2) Represents a patented product or a product with respect to which the Company believes it has limited or no competition.

    During fiscal 1995, sales of the CRA alloys Hastelloy C-276, Hastelloy C-22 and Hastelloy C-4 accounted for approximately 31% of the Company's net revenues. Hastelloy C-276, introduced by the Company in 1968, is widely recognized as a standard for corrosion protection in the chemical processing industry and is also used extensively for FGD and oil and gas exploration and production applications. Hastelloy C-22, a proprietary alloy of the Company, was introduced in 1985 as an improvement on Hastelloy C-276 and is currently sold to the chemical processing and FGD markets for essentially the same applications as Hastelloy C-276. Hastelloy C-22 offers greater and more versatile corrosion resistance and therefore has gained market share at the expense of the non-proprietary Hastelloy C-276. Hastelloy C-22's improved corrosion resistance has led to increased sales in semiconductor gas handling systems, pharmaceutical manufacturing and waste treatment applications. Hastelloy C-4 is specified in many chemical processing applications in Germany and is sold almost exclusively to that market.

    The Company also produces alloys for more specialized applications in the chemical processing industry and other industries. For example, Hastelloy B-2 was introduced in 1970 for use in the manufacture of equipment utilized in the production of acetic acid and ethyl benzine and is still sold almost exclusively for those purposes. Due to its limited use and difficult manufacturing process, there is little competition for sales of this material. Hastelloy B-3 was developed for the same applications and has superior properties, as well as greater ease in fabrication. The Company expects Hastelloy B-3 to eventually replace Hastelloy B-2. Hastelloy G-30 is used primarily in the production of superphosphoric acid and fluorinated aromatics. Hastelloy G-50 has gained acceptance as a lower priced alternative to Hastelloy C-276 for production of tubing for use in sour gas wells. These more specialized products accounted for approximately 10% of the Company's net revenues in fiscal 1995.

    The Company's patented Ultimet is used in a variety of industrial applications that result in material degradation by "corrosion-wear." Ultimet is designed for applications where conditions require resistance to corrosion and wear and is currently being tested in spray nozzles, fan blades, filters, bolts, rolls, pump and valve parts where these properties are critical. Hastelloy D-205, introduced in 1993, is designed for use in handling hot concentrated sulfuric acid and other highly corrosive substances.

    The Company believes that its most recently introduced alloy, Hastelloy C-2000, which is designed to improve upon Hastelloy C-22, provides better overall corrosion resistance and versatility than any other readily available CRA. Hastelloy C-2000, which the Company expects will be used extensively in the chemical processing industry, can be used in both oxidizing and reducing environments.

END MARKETS

    Aerospace. The Company has maintained a leading position in the aerospace market for HTA products since it entered the market in the late 1930s. The Company sold products to approximately 400 customers in this segment in fiscal 1995, and no one customer accounted for more than 2% of the Company's net revenues. The Company's major aerospace customers include General Electric Co., Rolls-Royce plc, Pratt & Whitney and SNECMA.

    Customers in the aerospace markets tend to be the most demanding with respect to meeting specifications within very low tolerances and achieving new product performance standards. Stringent safety standards and continuous efforts to reduce equipment weight require close coordination between the Company and its customers in the selection and development of HTA products. As a result, sales to aerospace customers tend to be made through the Company's direct sales force. Unlike the FGD and oil and gas production industries, where large, competitively bid projects can have a significant impact on demand and prices, demand for the Company's products in the aerospace industry is based on the new and replacement market for jet engines and the maintenance needs of operators of commercial and military aircraft. The hot sections of jet engines are subjected to substantial wear and tear and accordingly require periodic maintenance and replacement. This maintenance-based demand, while potentially volatile, is generally less subject to wide fluctuations than demand in the FGD and sour gas production industries.

    Chemical Processing. The chemical processing industry segment represents a large base of customers with diverse CRA applications. The Company sells its CRA products to hundreds of chemical processing customers worldwide and no one customer in this industry accounted for over 2% of the Company's net revenues in fiscal 1995. Significant customers include E.I. DuPont de Nemours & Co., Alfa-Laval, Inc. and Monsanto Company. CRA products supplied by the Company have been used in the chemical processing industry since the early 1930s.

    Demand for the Company's products in this industry is based on the level of maintenance, repair and expansion of existing chemical processing facilities as well as the construction of new facilities. The Company believes the extensive worldwide network of Company-owned service centers and independent distributors is a competitive advantage in marketing its CRA products to this market. Sales of the Company's products in the chemical processing industry tend to be more stable than the aerospace, FGD and oil and gas markets. Increased concerns regarding the reliability of chemical processing facilities, their potential environmental impact and safety hazards to their personnel have led to an increased demand for more sophisticated alloys, such as the Company's CRA products.

    Land-Based Gas Turbines. The LBGT industry represents a growing market, with demand for the Company's products driven by the construction of cogeneration facilities and electric utilities operating electric generating facilities. Demand for the Company's alloys in the LBGT industry has also been driven by concerns regarding lowering emissions from generating facilities powered by fossil fuels. LBGT generating facilities are gaining acceptance as clean, low-cost alternatives to fossil fuel-fired electric generating facilities. Significant customers include ABB Asea Brown Boveri, Ltd., General Electric Co. and Westinghouse Electric Corp.

    Flue Gas Desulfurization. The FGD industry has been driven by both legislated and self-imposed standards for lowering emissions from fossil fuel-fired electric generating facilities. In the United States, the Clean Air Act mandates a two-phase program aimed at significantly reducing SO2 emissions from electric generating facilities powered by fossil fuels by 2000. Canada and its provinces have also set goals to reduce emissions of SO2 over the next several years. Phase I of the Clean Air Act program affected approximately 100 steam-generating plants representing 261 operating units fueled by fossil fuels, primarily coal. Of these 261 units, 25 units were retrofitted with FGD systems while the balance opted mostly for switching to low sulfur coal to achieve compliance. The market for FGD systems peaked in 1992 at approximately $1.1 billion, and then dropped sharply in 1993 to a level of approximately $174.0 million due to a curtailment of activity associated with Phase I. Phase II compliance begins in 2000 and affects 785 generating plants with more than 2,100 operating units. Options available under the Clean Air Act to bring the targeted facilities into compliance with Phase II SO2 emissions requirements include fuel switching, clean coal technologies, purchase of SO2 allowances, closure of facilities and off-gas scrubbing utilizing FGD technology. Significant FGD customers include PSI Energy, Inc., Louisville Gas and Electric Co. and Houston Lighting and Power Company, Inc.

    Oil and Gas. The Company also sells its products for use in the oil and gas industry, primarily in connection with sour gas production. Sour gas contains extremely corrosive materials and is produced under high pressure, necessitating the use of corrosion resistant materials. The demand for sour gas tubulars is driven by the rate of development of sour gas fields. The factors influencing the development of sour gas fields include the price of natural gas and the need to commence drilling in order to protect leases that have been purchased from either the federal or state governments. As a result, competing oil companies often place orders for the Company's products at approximately the same time, adding volatility to the market. This market was very active in 1991, especially in the offshore sour gas fields in the Gulf of Mexico, but demand for the Company's products declined significantly thereafter. More recently there has been less drilling activity and more use of lower performing alloys, which together have resulted in intense price competition. Demand for the Company's products in the oil and gas industry is tied to the global demand for natural gas.

    Other Markets. In addition to the industries described above, the Company also targets a variety of other markets. Other industries to which the Company sells its HTA products include waste incineration, industrial heat treating, automotive and instrumentation. Other industries to which the Company sells its CRA products include automotive, medical and instrumentation. Demand in these markets for many of the Company's lower volume proprietary alloys has grown in recent periods. For example, incineration of municipal, biological, industrial and hazardous waste products typically produces very corrosive conditions that demand high performance alloys. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets which could provide further applications for the Company's products.

SALES AND MARKETING

    Providing technical assistance to customers is an important part of the Company's marketing strategy. The Company provides analyses of its products and those of its competitors for its customers. These analyses enable the Company to evaluate the performance of its products and to make recommendations as to the substitution of Company products for other products in appropriate applications, enabling the Company's products to be specified for use in the production of customers' products. The market development engineers, six of whom have doctoral degrees in metallurgy, are assisted by the research and development staff in directing the sales force to new opportunities. The Company believes its combination of direct sales, technical marketing and research and development customer support is unique in the high performance alloy industry. This activity allows the Company to obtain direct insight into customers' alloy needs and allows the Company to develop novel proprietary alloys that provide solutions to customers' problems.

    The Company sells its products primarily through its direct sales organization, which includes four domestic Company-owned service centers, three wholly-owned European subsidiaries and sales agents serving the Pacific Rim who operate on a commission basis. Approximately 73% of the Company's net revenues in fiscal 1995 was generated by the Company's direct sales organization. The remaining 27% of the Company's fiscal 1995 net revenues was generated by independent distributors and licensees in the United States, Europe and Japan, some of whom have been associated with the Company for over 25 years. The following table sets forth the approximate percentage of the Company's fiscal 1995 net revenues obtained through each of the Company's distribution channels.

                                                         DOMESTIC    FOREIGN    TOTAL
                                                         --------    -------    -----
Company sales office/direct...........................      31%         13%       44%
Company-owned service centers.........................      12          17        29
Independent distributors/sales agents.................      18           9        27
                                                            --          --
                                                                                -----
    Total.............................................      61%         39%      100%
                                                            --          --
                                                            --          --
                                                                                -----
                                                                                -----

    A specific field sales person is assigned to maintain contact with each account. Internal marketing and inside sales personnel support the field sales organization and also maintain direct contact with customers. Sales management personnel also retain some direct sales responsibility. Smaller orders that are maintenance related are usually supplied from either the Company-owned service centers or independent distributors. Such distributors usually have their own sales staffs and, although some represent other suppliers, most purchase the majority of their alloys from the Company. As with major accounts, a specific sales representative is assigned to each major distributor. The Company believes its sales force's extensive contact with its customers is more effective than less direct marketing approaches.

    The top twenty customers not affiliated with the Company accounted for approximately 37% of the Company's net revenues in fiscal 1995. Sales to Spectrum Metals, Inc. and Rolled Alloys, Inc., which are affiliated with each other, accounted for 11.7% of the Company's net revenues in fiscal 1995. No other customer of the Company accounted for more than 10% of the Company's net revenues in fiscal 1995.

    The Company's foreign and export sales were approximately $53.4 million, $55.7 million and $79.6 million for fiscal 1993, 1994 and 1995, respectively, and approximately $44.6 million for the first six months of fiscal 1996. Additional information concerning foreign operations and export sales is set forth in Note 12 of the Notes to Consolidated Financial Statements appearing elsewhere herein.

MANUFACTURING PROCESS

    High performance alloys require a lengthier, more complex melting process and are more difficult to manufacture than lower performance alloys, such as stainless steels. The alloying elements in high performance alloys must be highly refined, and the manufacturing process must be tightly controlled to produce precise chemical properties. The resulting alloyed material is more difficult to process because, by design, it is more resistant to deformation. Consequently, high performance alloys require that greater force be applied when hot or cold working and are less susceptible to reduction or thinning when rolling or forging, resulting in more cycles of rolling, annealing and pickling than a lower performance alloy to achieve proper dimensions. Certain alloys may undergo as many as 40 distinct stages of melting, remelting, annealing, forging, rolling and pickling over a period of weeks before they achieve the specifications required by a customer. The Company manufactures products in sheet, plate, tubular, billet, bar and wire forms, which represented 46%, 24%, 13%, 11%, 4% and 2%, respectively, of total volume sold in fiscal 1995 (after giving effect to the conversion of billet to bar by the Company's U.K. subsidiary).

    The manufacturing process begins with raw materials being combined, melted and refined in a precise manner to produce the chemical composition specified for each alloy. For most alloys, this molten material is cast into electrodes and additionally refined through electroslag remelting. The resulting ingots are then forged or rolled to an intermediate shape and size depending upon the intended final product. Intermediate shapes destined for flat products are then sent through a series of hot and cold rolling, annealing and pickling operations before being cut to final size.

    The Argon Oxygen Decarburization ("AOD") gas controls in the Company's primary melt facility remove carbon and other undesirable elements, thereby allowing more tightly-controlled chemistries which in turn produce more consistent properties in the alloys. The AOD gas control system also allows for statistical process control monitoring in real time to improve product quality.

    The Company has a four-high Steckel mill for use in hot rolling material. The four-high mill was installed in 1982 at a cost of approximately $60.0 million and is one of only two such mills in the high performance alloy industry. The mill is capable of generating approximately 12.0 million pounds of separating force and rolling plate up to 72 inches wide. The mill includes integrated computer controls (with automatic gauge control and programmed rolling schedules), two coiling Steckel furnaces and five heating furnaces. Computer-controlled rolling schedules for each of the hundreds of combinations of alloy shapes and sizes the Company produces allow the mill to roll numerous widths and gauges to exact specifications without stoppages or changeovers.

    The Company also operates a three-high rolling mill and a two-high rolling mill, each of which is capable of custom processing much smaller quantities of material than the four-high mill. These mills provide the Company with significant flexibility in running smaller batches of varied products in response to customer requirements. The Company believes the flexibility provided by the three-high and two-high mills gives the Company an advantage over its major competitors in obtaining smaller specialty orders.

BACKLOG

    As of March 31, 1996, the Company's backlog orders aggregated approximately $61.9 million, compared to approximately $49.9 million at September 30, 1995, and approximately $41.5 million at September 30, 1994. The increase in backlog orders is primarily due to an increase in orders for chemical processing and aerospace products worldwide. Substantially all orders in the backlog at March 31, 1996 are expected to be shipped within the twelve months beginning April 1, 1996. Due to the cyclical nature of order entry experienced by the Company, there can be no assurance that order entry will continue at current levels. See "Risk Factors--Industry Cyclicality; Fluctuations in Operating Results" and "Risk Factors--Competition." The historical and current backlog amounts shown in the following table are also indicative of relative demand over the past few years.

    The omitted bar graph depicts the approximate amount of backlog orders the Company had at the end of each quarter in fiscal 1993, 1994, 1995, and the end of each of the first three quarters in fiscal 1996.1

   END OF FISCAL QUARTER                                                 AMOUNT OF BACKLOG ORDERS
- ----------------------------------------------------------------------   ------------------------
                                                                              (IN MILLIONS)
First Quarter 1993....................................................            $ 41.5
Second Quarter 1993...................................................              38.9
Third Quarter 1993....................................................              31.5
Fourth Quarter 1993...................................................              31.1
First Quarter 1994....................................................              29.5
Second Quarter 1994...................................................              35.5
Third Quarter 1994....................................................              38.0
Fourth Quarter 1994...................................................              41.5
First Quarter 1995....................................................              49.7
Second Quarter 1995...................................................              64.8
Third Quarter 1995....................................................              55.8
Fourth Quarter 1995...................................................              49.9
First Quarter 1996....................................................              61.2
Second Quarter 1996...................................................              61.9
Third Quarter 1996....................................................              66.7

- ------------

(1) Backlog for the third quarter of fiscal 1996 is as of April 30, 1996.

RAW MATERIALS

    Nickel is the primary material used in the Company's alloys. Each pound of alloy contains, on average, 0.48 pounds of nickel. Other raw materials include cobalt, chromium, molybdenum and tungsten. Melt materials consist of virgin raw material, purchased scrap and internally produced scrap. The significant sources of cobalt are the countries of Zambia, Zaire and Russia; all other raw materials used by the Company are available from a number of alternative sources.

    Since most of the Company's products are produced to specific orders, the Company purchases materials against known production schedules. Materials are purchased from several different suppliers, through consignment arrangements, annual contracts and spot purchases. These arrangements involve a variety of pricing mechanisms, but the Company generally can establish selling prices with reference to known costs of materials, thereby reducing the risk associated with changes in the cost of raw materials. The Company maintains a policy of pricing its products at the time of order placement. As a result, rapidly escalating raw material costs during the period between order placement and shipment can negatively affect profitability even though the high performance alloy industry has generally been able to pass raw material price increases through to its customers.

    Raw material costs account for a significant portion of the Company's cost of sales. The prices of the Company's products are based in part on the cost of raw materials, a significant portion of which is nickel. The Company covers approximately half its open market exposure to nickel price changes through hedging activities through the London Metals Exchange. See "Risk Factors--Raw Materials

Price Fluctuations." The following table sets forth the average per pound prices for nickel as reported by the London Metals Exchange for the fiscal years indicated.

                  YEAR ENDED
                SEPTEMBER 30,                    AVERAGE PRICE
- ----------------------------------------------   -------------
   1988.......................................       $    4.12
   1989.......................................            5.77
   1990.......................................            4.29
   1991.......................................            4.21
   1992.......................................            3.48
   1993.......................................            2.53
   1994.......................................            2.54
   1995.......................................            3.66

RESEARCH AND TECHNICAL DEVELOPMENT

    The Company believes it is a leader in the development and manufacturing technology of nickel-and cobalt-based alloys. As of March 31, 1996, the research and technical development staff consisted of 35 persons, 14 of whom have engineering or science degrees, including six with doctoral degrees, with the majority of degrees in the field of metallurgical engineering.

    Research and technical development costs relate to efforts to develop new proprietary alloys, to improve current or develop new manufacturing methods, to provide technical service to customers, to maintain quality assurance methods and to provide metallurgical training to engineer and non-engineer employees. The Company spent approximately $3.6 million, $3.6 million, $3.0 million and $1.7 million for research and technical development activities for fiscal 1993, 1994 and 1995 and for the first six months of fiscal 1996, respectively.

    In the research area, exploratory alloy development projects are focused on new CRA products for hydrofluoric and phosphoric acid service. The research and technical group is also preparing for volume production of a new alloy, Hastelloy C-2000, to be used as a construction material in the chemical processing industry. Engineering projects include manufacturing process development, welding development and application support for two large volume projects involving the LBGT and steelmaking industries. The Company is also developing a computerized database management system to better manage its corrosion, high temperature and mechanical property data.

    The Company's research facilities are located at the Company's Kokomo facility and consist of 90,000 square feet of offices and laboratories, as well as an additional 90,000 square feet of paved storage area. The Company has ten fully equipped laboratories, including a mechanical test lab, a metallographic lab, an electron microscopy lab, a corrosion lab and a high temperature lab, among others. These facilities also contain a reduced scale, fully equipped melt shop and process lab.

    Over the last seven years, the Company's technical programs have yielded seven new proprietary alloys and seven United States patents, with an additional three United States patent applications pending. The Company currently maintains a total of 43 United States patents and approximately 180 foreign counterpart patents targeted at countries with significant or potential markets for the patented products. In fiscal 1995, approximately 30% of the Company's net revenues was derived from the sale of patented products and an additional 39% was derived from the sale of products for which patents formerly held by the Company had expired. While the Company believes its patents are important to its competitive position, significant barriers to entry continue to exist beyond the expiration of any patent period. Five of the alloys considered by management to be of future commercial significance, Ultimet, Hastelloy C-22, Haynes 230, Hastelloy G-30 and Hastelloy G-50, are protected by United States patents that continue until the years 2008, 2002, 2001, 2000 and 1996, respectively.

COMPETITION

    The high performance alloy market is a highly competitive market in which eight to ten producers participate in various product forms. The Company faces strong competition from domestic and foreign manufacturers of both the Company's high performance alloys and other competing metals. The Company's primary competitors include Inco Alloys International, Inc., a subsidiary of Inco Limited, Allegheny Ludlum Corp. and VDM Nickel-Technologies AG. Prior to fiscal 1994, this competition, coupled with declining demand in several of the Company's key markets, had led to significant erosion in the price for certain of the Company's products. The Company may face additional competition in the future to the extent new materials are developed, such as plastics or ceramics, that may be substituted for the Company's products. See "Risk Factors--Competition."

EMPLOYEES

    As of March 31, 1996, the Company had approximately 910 employees. All eligible hourly employees at the Kokomo plant are covered by a collective bargaining agreement with the United Steelworkers of America which was ratified in 1993 and which expires on June 11, 1996. The Company began to negotiate the terms of a new contract with USWA in April 1996. See "Risk Factors-- Collective Bargaining Agreement." The Company has not experienced a strike at the Kokomo plant since 1967. None of the employees of the Company's Arcadia or Openshaw plants are represented by a labor union. Management considers its employee relations in each of the facilities to be satisfactory.

PROPERTIES

    The Company's facilities, each of which is owned by the Company, and the products provided at each facility, are as follows:

        Kokomo, Indiana--all product forms, other than tubular goods.

        Arcadia, Louisiana--welded and seamless tubular goods.

        Openshaw, England--bar and billet for the European market.

    The Kokomo plant, the primary production facility, is located on approximately 236 acres of industrial property and includes over one million square feet of building space. There are three sites consisting of a headquarters and research lab; melting and annealing furnaces, forge press and several hot mills; and the four-high mill and sheet product cold working equipment, including two cold strip mills. All alloys and product forms other than tubular goods are produced in Kokomo.

    The Arcadia plant consists of approximately 42 acres of land and over 135,000 square feet of buildings on a single site. Arcadia uses feedstock produced in Kokomo to fabricate welded and seamless alloy pipe and tubing and purchases extruded tube hollows to produce seamless titanium tubing. Manufacturing processes at Arcadia require cold pilger mills, weld mills, draw benches, annealing furnaces and pickling facilities.

    The Openshaw plant, located near Manchester, England, consists of approximately 15 acres of land and over 200,000 square feet of buildings on a single site. The plant produces bar and billet using billets produced in Kokomo as feedstock. Additionally, products not competitive with the Company's products are processed for third parties. The processes require hot rotary forges, bar mills and miscellaneous straightening, turning and cutting equipment.

    Although capacity can be limited from time to time by certain production processes, the Company believes that its existing facilities will provide sufficient capacity for current demand.

LEGAL PROCEEDINGS

    In Leslie Baxter, et. al. vs. Haynes International, Inc. and Haynes Group Insurance Plan, filed July 6, 1995 in the U.S. District Court, Southern District of Indiana, Indianapolis Division, retirees and the surviving spouse of a retiree filed suit on behalf of themselves and similarly situated retirees and surviving spouses for restoration of the retiree health insurance to benefit levels prevailing before the reduction of those benefit levels on January 1, 1995 and to maintain the restored insurance benefit levels for the lives of the covered retirees and their surviving spouses. The suit also seeks judgment in damages for the benefits that have been lost as a result of the January 1, 1995 reductions in benefit levels and for the medical expenses, premiums paid and other damages incurred, including reasonable attorneys' fees and costs of maintaining the suit. The Company intends to vigorously defend against the claims.

    In addition to the foregoing proceeding, at the conclusion of an audit by the IRS of the Company's tax returns for the five taxable years ending September 30, 1993 (the "Years in Issue"), the IRS proposed to disallow deductions claimed by the Company during the Years in Issue in an amount aggregating approximately $5.5 million. These deductions represent the amortization of loan fees in the original aggregate amount of approximately $10.4 million incurred in connection with the 1989 Acquisition. The loan fees are being amortized over a 10-year period ending in 1999. In addition to proposed disallowance of the deductions claimed during the Years in Issue, the IRS' position, if sustained, would prohibit amortization deductions for the years following the Years in Issue in an aggregate amount of approximately $4.8 million. The Company filed a formal protest to the IRS' proposed disallowance on March 25, 1996, and intends to challenge the IRS with respect to the proposed disallowance. Even if the deductions in question are disallowed, the Company does not expect it will be required to pay any significant amount of additional federal income tax with respect to the Years in Issue, although the Company's NOLs as of September 30, 1995 would be reduced by approximately $7.6 million. In addition, if the IRS' position with respect to the deductions at issue is sustained, the Company's taxable income for its current taxable year and future taxable years might be increased by up to approximately $10.4 million (the total amount of loan fees which the Company would be prevented from deducting), in which case the Company's federal income tax liability for those years would be increased. See "Risk Factors--Income Tax Audit."

    The Company also is involved in other routine litigation incidental to the conduct of its business, none of which is believed by management to be material.

ENVIRONMENTAL MATTERS

    The Company's facilities and operations are subject to certain foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the discharge of pollutants into the environment and the storage, handling, use, treatment and disposal of hazardous substances and wastes. Violations of these laws and regulations can result in the imposition of substantial penalties and can require facilities improvements. In addition, the Company may be required in the future to comply with certain regulations pertaining to the emission of hazardous air pollutants under the Clean Air Act. However, since these regulations have not been proposed or promulgated, the Company cannot predict the cost, if any, associated with compliance with such regulations. The Company has budgeted approximately $3.3 million for capital expenditures and other expenses related to environmental compliance for fiscal year 1996 through fiscal year 1998.

    The Company's facilities are subject to periodic inspection by various regulatory authorities, who from time to time have issued findings of violations of governing laws, regulations and permits. In the past five years, the Company has paid administrative fines, none of which has been significant, for alleged violations relating to environmental matters, including the handling and storage of hazardous wastes, and record keeping requirements relating to, and handling of, polychlorinated biphenyls ("PCBs"). Although the Company does not believe that similar regulatory or enforcement actions would have a material impact on its operations, there can be no assurance that violations will not be alleged or will not result in the assessment of additional penalties in the future.

    The Company has received permits from IDEM and EPA to close and to provide post-closure monitoring and care for certain areas at the Kokomo facility used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. The closure project, essentially complete, entailed installation of a clay liner under the disposal areas, a leachate collection system and a clay cap and revegetation of the site. Construction was completed in May 1994 and a closure certification has been filed with IDEM. Thereafter, the Company will be required to monitor groundwater and to continue post-closure maintenance of the former disposal areas. The Company is aware of elevated levels of certain contaminants in the groundwater. The Company believes that some or all of these contaminants may have migrated from a nearby superfund site. If it is determined that the disposal areas have impacted the groundwater underlying the Kokomo facility, additional corrective action by the Company could be required. The Company is unable to estimate the costs of such action, if any. There can be no assurance, however, that the costs of future corrective action would not have a material effect on the Company's financial condition, results of operations or liquidity. Additionally, it is possible that the Company could be required to obtain permits and undertake other closure projects and post-closure commitments for any other waste management unit determined to exist at the facility.

    As a condition of these closure and post-closure permits, the Company must provide and maintain assurances to IDEM and EPA of the Company's financial responsibility and capability to satisfy closure and post-closure requirements, including possible future corrective action as necessary. On April 30, 1991, IDEM issued a Notice of Inadequacy relating to the financial assurance requirements for the former disposal areas. An Agreed Order dated July 2, 1992 was entered into between the Company and the IDEM in resolution of this Notice of Inadequacy, and IDEM notified the Company on September 1, 1992 that it was in compliance with the terms of that Agreed Order. The Company paid a civil penalty of $50,000 provided for by the Agreed Order.

    The Company has completed an investigation, pursuant to a work plan approved by the EPA, of eight specifically identified solid waste management units at the Kokomo facility. Results of this investigation have been filed with the EPA. Based on the results of this investigation compared to Indiana's Tier II clean-up goals, the Company believes that no further actions will be necessary. Until the EPA reviews the results, the Company is unable to determine whether further corrective action will be required or, if required, whether it will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

    The Company may also incur liability for alleged environmental damages associated with the off-site transportation and disposal of its wastes. The Company's operations generate hazardous wastes, and while a large percentage of these wastes are reclaimed or recycled, the Company also accumulates hazardous wastes at each of its facilities for subsequent transportation and disposal off-site by third parties. Generators of hazardous waste transported to disposal sites where environmental problems are alleged to exist are subject to claims under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and state counterparts. CERCLA imposes strict, joint and several liability for investigatory and cleanup costs upon waste generators, site owners and operators and other "potentially responsible parties" ("PRPs"). Based on its prior shipment of waste oil contaminated with PCBs, the Company is one of approximately 700 PRPs in connection with the cleanup of PCB contamination at the Rose Chemical site in Missouri. The Company has contributed over $130,000 towards the private cleanup currently being implemented by a group of many of these PRPs, has received a refund of approximately $52,000 and does not anticipate that further significant expenditures by the Company will be required in connection with this site. Based on its prior shipment of certain hydraulic fluid, the Company is one of approximately 300 PRPs in connection with the proposed cleanup of the Fisher-Calo site in Indiana. The PRPs have negotiated a Consent Decree implementing a remedial design/remedial action plan ("RD/RA") for the site with the EPA. The Company has paid approximately $138,000 as its share of the total estimated cost of the RD/RA under the Consent Decree. Based on information available to the Company concerning the status of the cleanup efforts at the Rose Chemical and Fisher-Calo sites, the large number of PRPs at each site and the prior payments made by the Company in connection with these sites, management does not expect the Company's involvement in these sites to have a material adverse effect on the financial condition, results of operations or liquidity of the Company. The Company may have generated hazardous wastes disposed of at other sites potentially subject to CERCLA or equivalent state law remedial action. Thus, there can be no assurance that the Company will not be named as a PRP at additional sites in the future or that the costs associated with those sites would not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

    The Company is required to collect, treat and properly dispose of process waste waters generated in the course of its operations. In November 1988, the EPA approved startup of a new waste water treatment plant at the Arcadia, Louisiana facility, which discharges treated industrial waste water to the municipal sewerage system. Due to a backlog of applications to EPA, the waste water plant is operating under an interim order pending issuance of a formal permit. The conditions of the permit could require modifications to the plant, but reasonably anticipated modifications are not expected to have a substantial impact on operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning the persons who served as the directors and executive officers of the Company as of June 1, 1996. Except as indicated in the following paragraphs, the principal occupations of these persons have not changed during the past five years.

    NAME                                     AGE           POSITION WITH THE COMPANY
- ------------------------------------------   ---   ------------------------------------------
Michael D. Austin.........................   56    President and Chief Executive Officer;
                                                   Director
Joseph F. Barker..........................   49    Chief Financial Officer; Vice President,
                                                   Finance; Secretary; Treasurer; Director
F. Galen Hodge............................   58    Vice President, International
Michael F. Rothman........................   49    Vice President, Engineering & Technology
Charles J. Sponaugle......................   47    Vice President, Sales and Marketing
Frank J. LaRosa...........................   36    Vice President, Human Resources and
                                                   Information Technology
August A. Cijan...........................   40    Vice President, Operations
Theodore T. Brown.........................   37    Controller; Chief Accounting Officer
Robert I. Hanson..........................   52    General Manager, Arcadia Tubular Products
Perry J. Lewis............................   57    Director, Chairman of the Board
Robert Egan...............................   65    Director, Vice Chairman of the Board
John A. Morgan............................   65    Director
Thomas F. Githens.........................   68    Director
Sangwoo Ahn...............................   57    Director
Ira Starr.................................   36    Director

    Mr. Austin was elected President, Chief Executive Officer and a director of the Company in September 1993. From 1987 to the time he joined the Company, Mr. Austin was President and Chief Executive Officer of Tuscaloosa Steel Corporation, a mini hot strip mill owned by British Steel PLC with approximately $200 million in annual revenue ("Tuscaloosa").

    Mr. Barker was elected Vice President, Finance and a director of the Company in September 1992 and Treasurer and Secretary in September 1993. Mr. Barker was also elected Chief Financial Officer in May 1996. He had served as Controller of the Company and its predecessors since November 1986.

    Dr. Hodge was elected Vice President, International in June 1994 after having served as Vice President of Technology since September 1989. He was Marketing and Technical Manager for the European Sales and Distribution operations from 1985 to 1987 and Director of Technology from 1987 to 1989.

    Mr. Rothman was elected Vice President, Engineering and Technology in October 1995 after having served as Marketing Manager since 1994. He previously served in various marketing and technical positions since joining the Company in 1975.

    Mr. Sponaugle was elected Vice President, Sales and Marketing in October 1994 after having served as Quality Control Manager and Total Quality Manager since September 1992. He previously served as Marketing Manager from 1985 to 1992.

    Mr. LaRosa was elected Vice President, Human Resources and Information Technology in April 1996 after having served as Manager, Human Resources and Information Technology from June 1994 to April 1996. From September 1993 until June 1994, Mr. LaRosa served as Manager, Human Resources. From December 1990 until joining the Company in September 1993, he served in various management capacities at Tuscaloosa.

    Mr. Cijan was elected Vice President, Operations in April 1996. He joined the Company in 1993 as Manufacturing Manager and was Manager, Maintenance and Engineering for Tuscaloosa from 1987 until he joined the Company in 1993.

    Mr. Brown was elected Controller and Chief Accounting Officer of the Company in May, 1996 after having served as General Accounting Manager since 1992. From 1988 to 1992 he served in various financial capacities with the Company.

    Mr. Hanson was named General Manager, Arcadia Tubular Products Facility in November 1994. He previously served the Company and its predecessors in various technical, production and engineering capacities since October 1987.

    Mr. Lewis has served as a general partner of MLGAL Partners L.P. ("MLGAL"), a Connecticut limited partnership that is the general partner of Fund II, since its formation in 1987. He was elected a director of the Company in 1989 and has served as Chairman of the Board of the Company since October 1993. Mr. Lewis also serves on the boards of directors of Aon Corporation, Evergreen Media Corporation, Tyler Corporation, Quaker Fabric Corporation, Stuart Entertainment, Inc. and ITI Technologies, Inc.

    Mr. Egan was elected as a director and Vice Chairman of the Board of the Company in December 1993. Mr. Egan is retired. He was formerly the Chairman and Chief Executive Officer of Alloy Rods Corporation from 1985 to 1993. Mr. Egan also serves on the board of directors of Robroy Inc.

    Mr. Morgan has served as a general partner of MLGAL since its formation in 1987. He was elected a director of the Company in 1989. Mr. Morgan also serves on the boards of directors of TriMas Corporation, Flight Safety International, Mascotech, Inc., Masco Corp., Allied Digital Technologies, Inc. and McDermott International Incorporated.

    Mr. Githens has been a retired partner of MLGAL since January 1, 1993. From 1982 until his retirement, Mr. Githens was a partner in MLGAL, although he ceased his active involvement in the operations of MLGAL in December 1991.

    Mr. Ahn has served as a general partner of MLGAL since its formation in 1987. He was elected a director of the Company in 1989. Mr. Ahn also serves on the boards of directors of Kaneb Services, Inc., Kaneb Pipe Line Partners, L.P., PAR Technology Corp., Quaker Fabric Corporation, Stuart Entertainment, Inc. and ITI Technologies, Inc.

    Mr. Starr has served as a general partner of MLGAL since 1994. Mr. Starr served as Vice President of MLGAL from 1988 to 1994. He was elected a director of the Company in 1989. Mr. Starr also serves on the boards of directors of Quaker Fabric Corporation and Stuart Entertainment, Inc.

    The Company, Haynes International, Inc., Fund II and the investors in the Company who are officers or directors of the Company or employees of MLGA or the Company entered into the Stock Subscription Agreement, which requires certain persons be elected to the board of directors. The same parties, together with certain institutional investors, entered into a Stockholders Agreement dated August 31, 1989 (the "Stockholder Agreement"). Both the Stock Subscription Agreement and the Stockholders Agreement will terminate upon consummation of the Offering.

    Each member of the board of directors is elected for a term of one year. Except for Messrs. Austin, Barker and Egan, who were elected in September 1993, September 1992 and October 1993, respectively, each of the directors has served in that capacity since August 1989. Each of the directors is nominated and elected pursuant to the terms of the Stock Subscription Agreement, which will terminate upon the closing of the Offering.

    The Company's Certificate of Incorporation (the "Certificate") authorizes the board of Directors to designate the number of directors. The board currently has designated eleven directors, and there are three existing vacancies on the board of directors, which the Company does not intend to fill in the near future. Directors of the Company serve until their successors are duly elected and qualified or until their earlier resignation or removal. Officers of the Company serve at the discretion of the board of directors, subject, in the case of Mr. Austin, to the terms of his employment contract. See "--Austin Employment Agreement."

    The board has established an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Egan, Githens and Starr and the Compensation Committee consists of Messrs. Lewis, Ahn and Egan. The Audit Committee is responsible for recommending independent auditors, reviewing, in connection with the independent auditors, the audit plan, the adequacy of internal controls, the audit report and management letter and undertaking such other incidental functions as the Board may authorize. The Compensation Committee is responsible for administering the Stock Option Plans, determining executive compensation policies and administering compensation plans and salary programs, including performing an annual review of the total compensation and recommended adjustments for all executive officers. See "--Stock Option Plans."

COMPENSATION

    The following tables and notes present the compensation provided by the Company to its Chief Executive Officer and the Company's four other most highly compensated executive officers, who served as executive officers as of September 30, 1995.

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION (1)              LONG-TERM
                                 ------------------------------         COMPENSATION
    NAME AND PRINCIPAL           FISCAL                                AWARDS/OPTIONS         ALL OTHER
    POSITION                      YEAR      SALARY      BONUS        (NUMBER OF SHARES)    COMPENSATION (3)
- ------------------------------   ------    --------    --------      ------------------    ----------------
Michael D. Austin.............     1995    $314,167       --              --                   $ 75,631
  President and Chief              1994     314,167    $100,000(2)        --                      5,520
  Executive Officer                1993      27,100       --               200,000                  444
Joseph F. Barker..............     1995     130,500       --                28,400                1,808
  Vice President, Finance;         1994     130,500       --              --                      2,252
  Secretary; Treasurer             1993     114,200       --              --                      1,842
F. Galen Hodge................     1995     129,033       --                23,000                3,651
  Vice President,                  1994     129,033       --              --                      2,580
  International                    1993     128,100       --              --                      2,096
August A. Cijan...............     1995     117,800       --                40,000               55,677
  Vice President, Operations       1994     106,893       --              --                        295
                                   1993       --          --              --                    --
Frank J. LaRosa...............     1995     116,000       --                40,000               22,478
  Vice President, Human            1994     106,466       --              --                        285
  Resources and Information        1993       --                          --                    --
  Technology

- ------------

(1) Additional compensation in the form of perquisites was paid to certain of the named officers in the periods presented; however, the amount of such compensation was less than the level required for reporting.

(2) Mr. Austin was elected President and Chief Executive Officer of the Company on September 2, 1993 and, under the terms of an Executive Employment Agreement with the Company, Mr. Austin received a $100,000 bonus to cover deferred compensation forfeited at his former employer. See "--Austin Employment Agreement."

(3) Premium payments to the group term life insurance plan, gainsharing payments and relocation reimbursements which were made by the Company.

STOCK OPTION PLANS

    Prior Option Plan and Existing Stock Option Plan. In 1986, Haynes Corp., the Company's wholly-owned subsidiary, adopted a stock incentive plan, which was amended and restated in 1987, for certain key management employees (the "Prior Option Plan"). The Prior Option Plan allowed participants to acquire restricted common stock from the Company by exercising stock options (the "Prior Options") granted pursuant to the terms and conditions of the Prior Option Plan. In connection with the 1989 Acquisition, the Company established the Haynes International, Inc. Employee Stock Option Plan (the "Existing Stock Option Plan"). The Existing Stock Option Plan authorizes the granting of options to certain key employees and directors of the Company and its subsidiaries for the purchase of a maximum of 553,297 shares of the Company's Common Stock. Options to purchase 481,325 shares have been issued under the Existing Stock Option Plan, leaving 71,972 shares available for issuance. Upon consummation of the 1989 Acquisition, the holders of the Prior Options exchanged all of their remaining Prior Options for options pursuant to the Stock Option Plan (the "Rollover Options"). Except for the Rollover Options, the Compensation Committee, which administers the Existing Stock Option Plan, is authorized to determine which eligible employees will receive options and the amount of such options. Pursuant to the Existing Stock Option Plan, the Compensation Committee is authorized to grant options to purchase Common Stock at any price in excess of the lower of Book Value (as defined in the Existing Stock Option Plan) or 50% of the Fair Market Value (as defined in the Existing Stock Option Plan) per share of Common Stock on the date of the award.

    Subject to earlier exercise upon death, disability or normal retirement, upon a change of control (as defined in the Existing Stock Option Plan) of the Company, upon the determination of the Compensation Committee in its discretion, or upon the sale of all or substantially all of the assets of the Company, options granted under the Existing Stock Option Plan (other than the Rollover Options and options granted to existing Management Holders (as defined in the Existing Stock Option Plan) that are immediately exercisable) become exercisable on the third anniversary thereof unless otherwise provided by the Compensation Committee and terminate on the earlier of (i) three months after the optionee ceases to be employed by the Company or any of its subsidiaries or (ii) ten years and two days after the date of grant. Options granted pursuant to the Existing Stock Option Plan may not be assigned or transferred by an optionee other than by last will and testament or by the laws of descent and distribution, and any attempted transfer of such options may result in termination thereof. The grant, holding or exercise of options granted pursuant to the Existing Stock Option Plan may, in the Compensation Committee's discretion, be conditioned upon the optionee becoming a party to the Stock Subscription Agreement or the Stockholders Agreement entered into by the investors in the Company at the time of the 1989 Acquisition; however, both the Stock Subscription Agreement and the Stockholders Agreement will terminate upon closing of the Offering.

    In fiscal 1995, 197,222 options were granted by the Compensation Committee pursuant to the Existing Stock Option Plan. No options were granted in the six months ended March 31, 1996, and the board of directors of the Company has determined that no additional options will be granted under the Existing Stock Option Plan following consummation of the Offering. The following table sets forth the number of options of Common Stock granted to the persons named in the Summary Compensation Table in fiscal 1995.

                          OPTION GRANTS IN FISCAL 1995

                                                                                                     POTENTIAL
                                                                                                     REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                                  ANNUAL RATES OF
                                                                                                    STOCK PRICE
                                  NUMBER OF        % OF TOTAL                                     APPRECIATION FOR
                                 SECURITIES      OPTIONS GRANTED                                   OPTION TERM(2)
                                 UNDERLYING       TO EMPLOYEES        EXERCISE       EXPIRATION   ----------------
   NAME                        OPTIONS GRANTED   IN FISCAL 1995    PRICE ($/SH)(1)      DATE      5%($)    10%($)
- -----------------------------  ---------------   ---------------   ---------------   ----------   ------   -------
Joseph F. Barker.............       17,346              8.8%            4.0931         12/07/04   44,883   113,154
F. Galen Hodge...............       14,048              7.1             4.0931         12/07/04   36,161    91,640
August A. Cijan..............       24,431             12.4             4.0931         12/07/04   62,886   159,372
Frank J. LaRosa..............       24,431             12.4             4.0931         12/07/04   62,886   159,372

- ------------

(1) The options listed in the table were originally granted with an exercise
    price of $8.1862 per share. Effective January   , 1996, the Company's board
    of directors reduced the exercise price for these options to $4.0931.

(2) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is based on the fair values at the time of grant and assumes that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price, pursuant to rules promulgated by the Securities and Exchange Commission. The potential realizable value does not represent the Company's prediction of its stock price performance. This table does not take into account any appreciation for the fair value of the Common Stock from December 7, 1994, the date of grant, to date. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% level or at any other defined level.

    New Stock Option Plan. The Company has adopted the Haynes International, Inc. 1996 Employee Stock Option Plan (the "New Stock Option Plan" and, together with the Existing Stock Option Plan, the "Stock Option Plans") to be effective upon the consummation of the Offering. The New Stock Option Plan will be administered by the Compensation Committee, which consists of three directors who do not participate in the New Stock Option Plan. Participants in the New Stock Option Plan will be employees of the Company as may be selected from time to time by the Compensation Committee. All persons administering the New Stock Option Plan are deemed "disinterested," as such term is used in Rule 16b-3, promulgated under the Securities Exchange Act of 1934, as amended ("Rule 16b-3"). A total of 400,000 shares of Common Stock are reserved for issuance upon exercise of options granted under the New Stock Option Plan. The board has adopted and the stockholders have approved the New Stock Option Plan.

    Options granted under the New Stock Option Plan may be incentive stock options as defined in Section 422 of the Code ("ISOs") or nonqualified stock options that do not meet the requirements of Section 422 of the Code ("NQSOs"). The per share exercise price of an ISO or an NQSO will not be less than the fair market value of the Common Stock on the date of the grant, except that the per share exercise price for ISOs granted to holders of 10% or more of the outstanding Common Stock ("10% Stockholders") will be not less than 110.0% of such fair market value. In addition, for each participant, the maximum aggregate fair market value on the date of grant of all shares subject to ISOs first exercisable in any one year may not exceed $100,000.

    Under the New Stock Option Plan, the exercise price is required to be paid in full at the time of exercise, in any combination of cash, cash equivalents or shares of Common Stock. Options granted will expire in not more than ten years from the date of grant (five years, in the case of ISO's issued to holders of 10.0% Stockholders under the New Stock Option Plan). The New Stock Option Plan provides for an automatic acceleration of the exercisability of option grants upon a change in control (as defined in the

New Stock Option Plan). A "change in control" includes: (i) a change in ownership of at least 50.0% of the Company's outstanding voting stock or (ii) a change in the composition of a majority of the Board.

    Options granted under the New Stock Option Plan generally will expire upon the earlier of the expiration date of the option or the termination of employment, unless termination occurs as a result of: (i) retirement with the Company's consent, in which case such options will expire three months after such event or (ii) death or permanent disability, in which case such options will expire one year after such event. In addition, the Compensation Committee have the discretion to extend the expiration date to a date within three months following the date of termination of employment. Options are not transferable other than by will or the laws of descent and distribution. Other terms, including when and how long an option is exercisable, are determined by the Committee.

SEVERANCE AGREEMENTS

    In connection with the events leading up to the acquisition of the Company by Morgan Lewis Githens & Ahn and management of the Company in August 1989, the Company entered into Severance Agreements with certain key employees (the "Prior Severance Agreements"). In 1995, the Company determined that the provisions of the Prior Severance Agreements were no longer appropriate for the key employees who were parties thereto and that several other key employees who were employed after 1989 should be entitled to severance benefits. Consequently, during and after July 1995, the Company entered into Severance Agreements (the "Severance Agreements") with Messrs. Austin, Barker, Cijan, Hodge, LaRosa and Sponaugle and with certain other key employees of the Company (the "Eligible Employees"). The Severance Agreements superseded in all respects the Prior Severance Agreements that were then in effect.

    The Severance Agreements provide for an initial term expiring April 30, 1996, subject to one- year automatic extensions (unless terminated by the Company or the Eligible Employee 60 days prior to May 1 of any year). The Severance Agreements automatically terminate upon termination of the Eligible Employee's employment prior to a Change in Control of the Company, as defined in the Severance Agreements (a "Severance Change in Control"), unless the termination of employment occurs as a result of action of the Company other than for Cause (as defined in the Severance Agreements) within 90 days of a Severance Change in Control. A Severance Change in Control occurs upon a change in ownership of 50.0% or more of the combined voting power of the outstanding securities of the Company or upon the merger, consolidation, sale of all or substantially all of the assets or liquidation of the Company. A Severance Change in Control will not occur upon the consummation of the Offering.

    The Severance Agreements provide that if an Eligible Employee's employment with the Company is terminated within six months following a Severance Change in Control by reason of such Eligible Employee's disability, retirement or death, the Company will pay the Eligible Employee (or his estate) his Base Salary (as defined in the Severance Agreements) plus any bonuses or incentive compensation earned or payable as of the date of termination. In the event that the Eligible Employee's employment is terminated by the Company for Cause (as defined in the Severance Agreements) within the six-month period, the Company is obligated only to pay the Eligible Employee his Base Salary through the date of termination. In addition, if within the six-month period the Eligible Employee's employment is terminated by the Eligible Employee or the Company (other than for Cause or due to disability, retirement or death), the Company must (among other things) (i) pay to the Eligible Employee such Eligible Employee's full Base Salary and any bonuses or incentive compensation earned or payable as of the date of termination; (ii) continue to provide life insurance and medical and hospital benefits to the Eligible Employee for up to 12 months following the date of termination (18 months for Messrs. Austin and Barker); (iii) pay to the Eligible Employee $12,000 for outplacement costs to be incurred, (iv) pay to the Eligible Employee a lump sum cash payment equal to either (a) 150% of the Eligible Employee's Base Salary in the case of Messrs. Austin and Barker, or (b) 100% of the Eligible Employee's Base

Salary in the case of the other Eligible Employees, provided that the Company may elect to make such payments in installments over an 18 month period in the case of Messrs. Austin or Barker or a 12 month period in the case of the other Eligible Employees. As a condition to receipt of severance payments and benefits, the Severance Agreements require that Eligible Employees execute a release of all claims.

    Pursuant to the Severance Agreements, each Eligible Employee agrees that during his employment with the Company and for an additional one year following the termination of the Eligible Employee's employment with the Company by reason of disability or retirement, by the Eligible Employee within six months following a Severance Change in Control or by the Company for Cause, the Eligible Employee will not, directly or indirectly, engage in any business in competition with the business of the Company.

AUSTIN EMPLOYMENT AGREEMENT

    On September 2, 1993, the board of directors elected Michael D. Austin President and Chief Executive Officer of the Company. The Company and Haynes International, Inc. entered into an Executive Employment Agreement with
Mr. Austin (the "Executive Employment Agreement") which provides that, in exchange for his services as President and Chief Executive Officer of the Company, the Company will pay Mr. Austin (1) an annual base salary of not less than $325,000, subject to annual adjustment at the sole discretion of the board of directors, and (2) incentive compensation as determined by the board of directors based on the actual results of operations of the Company in relation to budgeted results of operation of the Company. In addition, Mr. Austin is entitled to receive vacation leave and to participate in all benefit plans generally applicable to senior executives of the Company and to receive fringe benefits as are customary for the position of Chief Executive Officer.

    Under the terms of the Executive Employment Agreement, the Company agreed to pay Mr. Austin the sum of $100,000 as compensation for deferred compensation forfeited by Mr. Austin at his former employer. The Company also indemnified Mr. Austin against any loss incurred in the sale of Mr. Austin's residence at his prior location and paid certain financing costs incurred in connection with the residence. The Company provided supplemental life, health, and accident coverage for Mr. Austin until he was eligible to participate in the Company's benefit plans.

    Pursuant to the Executive Employment Agreement, the Company also granted Mr. Austin the option to purchase 122,156 shares of Common Stock at a purchase price of $8.1862 per share through the Existing Stock Option Plan. In January 1996 the purchase price for exercise of the option was reduced to $4.0931 per share. These options vest at a rate of 24,431 shares September 1 of each year until fully vested, so long as Mr. Austin continues to be employed by the Company on such dates and provided that all options would vest upon a "change in control" as defined in the Existing Stock Option Plan or certain sales of assets as specified in the Existing Stock Option Plan. Mr. Austin also became a party to the Stock Subscription Agreement and the Stockholders Agreement. In the event of a change in control and the termination of Mr. Austin's employment by the Company thereafter, the Company is also obligated to pay the difference, if any, between the pension benefit payable to Mr. Austin under the U.S. Pension Plan (as defined below) at the time of such change in control and the pension benefit that would be payable under the U.S. Pension Plan if Mr. Austin had completed 10 years of service with the Company.

    On June       , 1996, the Company, Haynes International, Inc. and
Mr. Austin entered into an amendment of the Executive Employment Agreement which extends its term to August 31, 1999 (with year to year continuation thereafter unless the Company or Mr. Austin elects otherwise) and requires the Company to reimburse Mr. Austin for up to $10,000 for estate or financial planning services. The amendment of the Executive Employment Agreement also requires that in 1996 the Company review and evaluate the existing bonus plans and consider, among other alternatives, a deferred compensation plan for the management of the Company.

    If Mr. Austin's employment is terminated by the Company prior to August 31, 1999 without "Cause," as defined in the Executive Employment Agreement, as amended, Mr. Austin is entitled to continuation of his annual base salary until the later of August 31, 1999 or 24 months following the date of termination. Also, if the Company terminates Mr. Austin's employment without Cause after August 31, 1999 or elects not to renew the Executive Employment Agreement on a one year basis, Mr. Austin is entitled to annual base salary continuation for a period of 12 months following the date of termination of his employment. In the event that Mr. Austin is entitled to termination benefits under the Severance Agreement to which he is a party, he is not entitled to salary continuation or benefits under the Executive Employment Agreement, as amended.

AMENDMENT TO U.S. PENSION PLAN

    The Company maintains for the benefit of eligible domestic employees a defined benefit pension plan, designated as the Haynes International, Inc. Pension Plan (the "U.S. Pension Plan"). Under the U.S. Pension Plan, all Company employees completing at least 1,000 hours of employment in a 12-month period become eligible to participate in the plan. Employees are eligible to receive an unreduced pension annuity on reaching age 65, reaching age 62 and completing 10 years of service, or completing 30 years of service. The final option is available only for union employees hired before July 3, 1988 or for salaried employees who were plan participants on March 31, 1987.

    For salaried employees, the normal monthly pension benefit provided under the U.S. Pension Plan is the greater of (i) 1.2% of the employee's total final monthly earnings, plus an additional 0.5% of the employee's final monthly earnings, if any, in excess of the monthly Social Security covered compensation for each year of credited service up to 35 years, or (ii) the employee's accrued benefit as of March 31, 1987.

    There are provisions for delayed retirement benefits, early retirement benefits, disability and death benefits, optional methods of benefit payments, payments to an employee who leaves after a certain number of years of service and payments to an employee's surviving spouse. Employees are vested and eligible to receive pension benefits after completing five years of service. Vested benefits are paid beginning at or after age 55. Early retirement benefits are available after age 55.

    The following table sets forth the range of estimated annual benefits payable upon retirement for graduated levels of average annual earnings and years of service for employees under the plan, based on retirement at age 65 in 1995. The maximum annual benefit permitted for 1995 under Section 415(b) of the Code is $120,000.

                                                                YEARS OF SERVICE
                                              ----------------------------------------------------
REMUNERATION                                     15         20         25         30         35
- -------------------------------------------   --------    -------    -------    -------    -------
 $100,000..................................   $ 23,800    $31,700    $39,700    $47,600    $55,500
 $150,000..................................     36,500     48,700     60,900     73,100     85,300
 $200,000..................................     49,300     65,700     82,200     98,600    115,000
 $250,000..................................     62,000     82,700    103,400    124,100    144,800
 $300,000..................................     74,800     99,700    124,700    149,600    174,500
 $350,000..................................     87,500    116,700    145,900    175,100    204,300
 $400,000..................................    100,300    133,700    167,200    200,600    234,000
 $450,000..................................    113,000    150,700    188,400    226,100    263,800

    The estimated credited years of service of each of the individuals named in the Summary Compensation Table as of September 30, 1995 are as follows:

                                                                     CREDITED
                                                                     SERVICE
                                                                     --------
Michael D. Austin.................................................       2
F. Galen Hodge....................................................      26
Joseph F. Barker..................................................      15
Frank J. LaRosa...................................................       2
August A. Cijan...................................................       2

U.K. PENSION PLAN

    The Company maintains a pension plan for its employees in the United Kingdom (the "U.K. Pension Plan"). The U.K. Pension Plan is a contributory plan under which eligible employees contribute 3% or 6% of their annual earnings. Normal retirement age under the U.K. Pension Plan is age 65 for males and age 60 for females. The annual pension benefit provided at normal retirement age under the U.K. Pension Plan ranges from 1% to 1 2/3% of the employee's final average annual earnings for each year of credited service, depending on the level of employee contributions made each year during the employee's period of service with the Company. The maximum annual pension benefit for employees with at least 10 years of service is two-thirds of the individual's final average annual earnings. Similar to the U.S. Pension Plan, the U.K. Pension Plan also includes provisions for delayed retirement benefits, early retirement benefits, disability and death benefits, optional methods of benefit payments, payments to employees who leave after a certain number of years of service, and payments to an employee's surviving spouse. The U.K. Pension Plan also provides for payments to an employee's surviving children.

PROFIT SHARING AND SAVINGS PLAN

    The Company maintains the Haynes International, Inc. Profit Sharing and Savings Plan (the "Profit Sharing Plan") to provide retirement, tax-deferred savings for eligible employees and their beneficiaries.

    The board of directors has sole discretion to determine the amount, if any, to be contributed by the Company. No Company contributions were made to the Profit Sharing Plan for the fiscal years ended September 30, 1995, 1994 and 1993.

    The Profit Sharing Plan is qualified under Section 401 of the Code, permitting the Company to deduct for federal income tax purposes all amounts contributed by it to the Profit Sharing Plan.

    In general, all salaried employees completing at least 1,000 hours of employment in a 12-month period are eligible to participate after completion of one full year of employment. Each participant's share in the annual allocation, if any, to the Profit Sharing Plan is represented by the percentage which his or her plan compensation (up to $150,000) bears to the total plan compensation of all participants in the plan. Employees may also elect to make elective salary reduction contributions to the Profit Sharing Plan, in amounts up to 10% of their plan compensation. Elective salary reduction contributions may be withdrawn subject to the terms of the Profit Sharing Plan.

    Vested individual account balances attributable to Company contributions may be withdrawn only after the amount to be distributed has been held by the plan trustee in the profit sharing account for at least 24 consecutive calendar months. Participants vest in their individual account balances attributable to Company contributions at age 65, death, disability or on completing five years of service.

INCENTIVE PLAN

    In January 1996, the Company awarded and paid management bonuses of approximately $439,000 pursuant to its management incentive program. The January bonuses were calculated based on the Company's fiscal 1995 performance. Additionally, the Company adopted a management incentive plan effective for fiscal 1996 pursuant to which senior managers and managers in the level below senior managers will be paid a bonus based on actual EBITDA compared to budgeted EBITDA. Based on results for the first half of fiscal 1996, the Company believes that management will be eligible for bonuses for fiscal 1996 and that it will accrue additional expenses for management bonuses of approximately $900,000 during fiscal 1996.

HAYNES INTERNATIONAL, LTD PLAN

    In 1995, the Company's affiliate Haynes International, LTD instituted a gainsharing plan. For fiscal 1995, the Company made gainsharing payments pursuant to this plan of approximately $269,000.

DIRECTOR COMPENSATION

    The directors of the Company other than Thomas F. Githens and Robert Egan receive no compensation for their services as such. The non-management members of the board of directors are reimbursed by the Company for their out-of-pocket expenses incurred in attending meetings of the board of directors. Mr. Githens receives a director's fee of $3,000 per calendar quarter, $1,000 per board meeting attended and $750 per board committee meeting attended. Mr. Egan receives a director's fee of $2,000 per month plus an advisory fee of $2,000 per month.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Sangwoo Ahn, Perry J. Lewis and Robert Egan served on the Compensation Committee during 1995. None of the members of the Compensation Committee are now serving or previously have served as employees or officers of the Company or any subsidiary, and none of the Company's executive officers serve as directors of, or in any compensation related capacity for, companies with which members of the Compensation Committee are affiliated.

                              CERTAIN TRANSACTIONS

    A former officer and director of the Company, Aziz I. Asphahani, left the Company's employ and resigned as a director of the Company effective January 24, 1994. In satisfaction of certain obligations of the Company under the Stock Subscription Agreement, on October 11, 1994 the Company paid Dr. Asphahani $449,894.50 to repurchase all of Dr. Asphahani's options to purchase Common Stock, representing an aggregate option purchase price of $426,092.24 and interest from March 10, 1994 to the purchase date totaling $23,802.26.

                             PRINCIPAL STOCKHOLDERS

    All of the outstanding capital stock of the Company is owned by Haynes International, Inc. The only stockholder of record of Haynes International, Inc. owning more than five percent of its outstanding Common Stock at March 31, 1996 was MLGA Fund II, L.P. ("Fund II"), a Connecticut limited partnership that is controlled by John A. Morgan, Perry J. Lewis, Sangwoo Ahn, Ira Starr and William
C. Ughetta, Jr., all principals of MLGAL. The following table sets forth the number and percentage of shares of Common Stock of Haynes International, Inc. owned by (i) Fund II, (ii) all affiliates of Fund II, (iii) each of the directors of the Company, (iv) all affiliates of Fund II as a group and (v) all directors and executive officers of the Company as a group, as of March 31, 1996 and as adjusted to reflect the sale of shares offered in connection with the Equity Offering. The address of Fund II, and of Messrs. Ahn, Lewis, Morgan, Starr and Ughetta, is 2 Greenwich Plaza, Greenwich, Connecticut 06830. The address of Messrs. Austin and Barker is 1020 West Park Avenue, Kokomo, Indiana 46904-9013. The address of Mr. Githens is 41 Crescent Place, Shorthills, New Jersey 07078. The address of Mr. Egan is 4 Foxwood Drive, Pittsburgh, Pennsylvania 15238.

                                                       SHARES BENEFICIALLY         SHARES BENEFICIALLY
                                                         OWNED PRIOR TO                OWNED AFTER
                                                       EQUITY OFFERING(1)           EQUITY OFFERING(1)
                                                    -------------------------    ------------------------
   NAME                                              NUMBER           PERCENT     NUMBER      PERCENT(2)
   ----                                             ---------         -------    ---------    -----------
Fund II..........................................   3,518,049           90.6%    3,518,049
Sangwoo Ahn......................................   3,591,306(3)(4)     92.5     3,591,306
Perry J. Lewis...................................   3,591,306(3)(4)     92.5     3,591,306
John A. Morgan...................................   3,591,306(3)(4)     92.5     3,591,306
Ira Starr........................................   3,575,679(3)(4)     92.1     3,575,679
William C. Ughetta, Jr...........................   3,571,099(3)(4)     92.0     3,571,099
Thomas F. Githens................................      33,470             (6)       33,470
Robert Egan......................................       4,275             (6)        4,275
Michael D. Austin................................      48,862(5)         1.2(7)     48,862
F. Galen Hodge...................................      34,857(5)          (6)(7)    34,857
Joseph F. Barker.................................      24,995(5)          (6)(7)    24,995
Charles J. Sponaugle.............................      12,092(8)          (6)(7)    12,092
August A. Cijan..................................       4,886(5)          (6)(7)     4,886
Frank J. LaRosa..................................       4,886(5)          (6)(7)     4,886
All Fund II affiliates as a group................   3,656,507           94.2     3,656,507
All directors and executive officers of the
 Company as a group..............................   3,759,629(3)        93.7(7)  3,889,602

- ------------
(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock

(2) Assumes no exercise of the over-allotment option granted to the underwriters of the Company's Common Stock in connection with the Equity Offering.

(3) Includes the shares reported in the table as owned by Fund II and 53,051 shares owned by MLGAL.

(4) The named shareholder disclaims beneficial ownership of the shares held by Fund II and MLGAL, except to the extent of his pecuniary interest therein arising from his general partnership interest in MLGAL.

(5) Represents shares of Common Stock underlying options exercisable within 60 days of the date of this Prospectus which are deemed to be beneficially owned by such person. See "Management--Stock Option Plans."

(6) Less than 1%.

(7) Calculated on the basis of the number of outstanding shares of Common Stock plus, for each person or group, the number of shares of Common Stock underlying options exercisable within 60 days of the date of this Prospectus which are deemed to be beneficially owned by such person or by persons within such group. See "Management-- Stock Option Plans."

(8) Includes 9,038 shares of Common Stock underlying options exercisable within 60 days of the date of this Prospectus which are deemed to be beneficially owned by Mr. Sponaugle. See "Management--Stock Option Plans."

                            DESCRIPTION OF THE NOTES

    The Notes offered hereby will be issued under an Indenture to be dated as of
            , 1996 (the "Indenture") between the Company and          , as
trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture is subject to and is governed by the Trust Indenture Act. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

    The Notes will mature on             , 2004, will be limited to $85,000,000
aggregate principal amount, and will be unsecured senior obligations of the Company. Each Note will bear interest at the rate set forth on the cover page
hereof from             , 1996 or from the most recent interest payment date to
which interest has been paid, payable semiannually on             and
            each year, commencing             , 1997, to the Person in whose
name the Note (or any predecessor Note) is registered at the close of business
on the             or             next preceding such interest payment date.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in the City of New York maintained for such purposes (which initially will be the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register.

    Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest, will accrue at the rate of interest borne by the Notes.

BOOK-ENTRY; DELIVERY AND FORM

    The Notes will be represented by a single, permanent global certificate in definitive, fully registered form (the "Global Note") and will be deposited with, or on behalf of Cede & Co., as nominee for the Depository Trust Company (the "DTC") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. The Notes will be issued without coupons in denominations of $1,000 and any integral multiples thereof.

    At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to the Global Note, Notes will be exchangeable for other Notes of any authorized denomination and of a like tenor and aggregate principal amount. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

    If the Notes are to be redeemed in part, the Company will not be required to
(i) issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any such Note that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Note so selected for redemption, in whole or in part, except the unredeemed portion of any such Note being redeemed in part.

RANKING

    The Notes will be unsecured senior obligations of the Company, ranking pari passu in right of payment with all other existing and future Senior Indebtedness of the Company. The Notes will be effectively subordinated to secured Indebtedness, including the Company's Indebtedness under the New Credit Facility and initially to the Company's Existing Senior Notes until redeemed as described
under "The Recapitalization". As of             , 1996 and after giving effect
to the transactions described under "The Recapitalization", $         million of
Senior Indebtedness would have been outstanding under the New Credit Facility, all of the Company's existing Indebtedness (including the Existing Senior Notes) would have been repaid and the Company would have had no other Senior Indebtedness outstanding, other than the Notes offered hereby. Although the Notes and the obligations under the New Credit Facility will be senior obligations of the Company, the lender under the New Credit Facility (and any lender with respect to other Indebtedness secured by assets of the Company) will have a claim ranking prior to that of the holders of the Notes with respect to the distribution of assets and the proceeds thereof securing the Company's obligations thereunder.

OPTIONAL REDEMPTION

    The Notes will be subject to redemption at any time on or after
            , 2000, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period
beginning on       of the years indicated below:

                                                                   REDEMPTION
YEAR                                                                 PRICE
- ----                                                               ----------
2000............................................................           %
2001............................................................           %

and thereafter at 100% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date).

    In addition, prior to             , 1999, in the event one or more Public
Equity Offerings of the Company are consummated after the issue date, the Company may redeem in the aggregate up to a maximum of $20.0 million aggregate principal amount of the Notes with the net proceeds thereof at a redemption
price equal to     % of the principal amount thereof plus accrued and unpaid
interest to the redemption date; provided that, after giving effect thereto, at least $60.0 million aggregate principal amount of Notes remains outstanding.

    If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable; provided that any redemption pursuant to the provisions relating to a sale of the Common Stock of the Company pursuant to one or more Public Equity Offerings shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to any procedures of The Depository Trust Company).

CHANGE OF CONTROL PROVISIONS

    Purchase of Notes Upon a Change of Control. If a Change of Control shall occur at any time, then each holder of Notes shall have the right to require that the Company purchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

    Within 30 days following any Change of Control, the Company shall notify the Trustee thereof and give written notice of such Change of Control to each holder of Notes, by first-class mail, postage prepaid, at its address appearing in the security register, stating, among other things, the Change of Control Purchase Price and that the Change of Control Purchase Date shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any Note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment of the Change of Control Purchase Price pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

    If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer and, accordingly, none of the holders of the Notes may receive the Change of Control Purchase Price for their Notes in the event of a Change of Control. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under "--Events of Default."

    The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

    The existence of a holder's right to require the Company to repurchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

    The provisions of the Indenture may not afford holders of Notes the right to require the Company to repurchase the Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by management or its affiliates) involving the Company that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Reference is made to "--Certain Definitions" for the definition of "Change of Control". A transaction involving the Company's management or its affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control if it is the type of transaction specified by such definition.

    The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

    Optional Redemption Upon Change of Control. The Notes will be redeemable, at the option of the Company, in whole or in part at any time within 180 days after a Change of Control upon not less than 30 nor more than 60 days' prior notice to each holder of Notes to be redeemed, at a redemption price equal to the sum of
(i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium.

    "Applicable Premium" with respect to the Notes is defined as the greater of
(i) 1.0% of the then outstanding principal amount of such Notes and (ii) the excess of (A) the present value of the required interest and principal payments due on such Notes, computed using a discount rate equal to the Treasury Rate plus the Applicable Spread, over (B) the then outstanding principal amount of such Notes.

    "Applicable Spread" is defined as 75 basis points.

    "Treasury Rate" is defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release
H.15 (519) which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life of the Notes; provided, that if the Average Life of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SINKING FUND

    The Notes will not be entitled to the benefit of any sinking fund.

SAME DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to certificated securities, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Notes represented by the Global Note are expected to trade in the DTC's Same Day Funds Settlement System, and any secondary trading activity in the Notes will, therefore, be required to be settled in immediately available funds. The Company expects that secondary trading in the certificated securities will also be settled in immediately available funds.

CERTAIN COVENANTS

    The Indenture contains, among others, the following covenants:

    Limitation on Indebtedness. (a) The Company will not, and will not permit any of its Subsidiaries to, create, issue, assume, guarantee, or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise incur (collectively, "incur") any Indebtedness (other than Permitted Indebtedness but including any Acquired Indebtedness); provided, however, and subject to paragraph (b) below in the case of Indebtedness of any Subsidiary, the Company and its Subsidiaries will be permitted to incur Indebtedness if the Consolidated Fixed Charge Coverage Ratio for the Company for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness taken as one period (and after giving pro forma effect to (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such four-quarter period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period); (iii) in the case of Acquired Indebtedness, the related acquisition; and (iv) any acquisition or disposition by the Company and its Subsidiaries of any company or any business or any assets out of the ordinary course of business, or any related repayment of Indebtedness, in each case since the first day of such four-quarter period, assuming such acquisition or disposition and any such related repayment had been consummated on the first day of such four-quarter period) is at least equal to
2.00 to 1.00 during the period from the date hereof to the second anniversary of the date hereof, and 2.25 to 1.00 thereafter (each such ratio hereinafter referred to as the "Applicable Coverage Ratio").

    (b) The Company will not permit any of its Subsidiaries to incur any Indebtedness other than Permitted Subsidiary Indebtedness.

    Limitation on Restricted Payments. (a) The Company will not, and will not permit any Subsidiary to, directly or indirectly:

        (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock);

        (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of the Capital Stock of the Company or any Affiliate of the Company (other than the Capital Stock of any Wholly-Owned Subsidiary of the Company) or options, warrants or other rights to acquire such Capital Stock;

        (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund or maturity, any Subordinated Indebtedness;

        (iv) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary to any Person (other than the Company or any of its Wholly-Owned Subsidiaries) or purchase, redeem or otherwise acquire or retire for value any Capital Stock of any Subsidiary held by any Person (other than the Company or any of its Wholly-Owned Subsidiaries);

        (v) incur, create or assume any guarantee of Indebtedness of any Affiliate of the Company (other than a Wholly-Owned Subsidiary of the Company); or

        (vi) make any Investment in any Person (other than any Permitted Investments)

(any of the foregoing payments described in clauses (i) through (vi) and not excepted therefrom, collectively, "Restricted Payments") unless after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), (1) no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an "event of default" under the terms of any Indebtedness of the Company or its Subsidiaries; (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of the "Limitation on Indebtedness" covenant and (3) the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture does not exceed the sum of:

        (A) 50% of the aggregate cumulative Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the Company's fiscal quarter commencing prior to the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss); plus

        (B) the aggregate net cash proceeds received after the date of the Indenture by the Company as capital contributions to the Company (other than from any of its Subsidiaries); plus

        (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Subsidiaries) of its shares of Qualified Capital Stock or any options, warrants or rights to purchase such shares of Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Pari Passu or Subordinated Indebtedness as set forth below); plus

        (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options or warrants to purchase shares of Qualified Capital Stock of the Company; plus

        (E) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from debt securities or Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company to the extent such debt securities or Redeemable Capital Stock are originally sold for cash plus the aggregate Net Cash Proceeds received by the Company at the time of such conversion or exchange.

    (b) Notwithstanding the foregoing, and in the case of clauses (ii), (iii) and (iv) below, as long as no Default shall have occurred and be continuing, the foregoing provisions shall not prohibit:

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would be permitted by the provisions of paragraph (a) above or paragraph (vi) below and such payment shall be deemed to have been paid on such date of declaration for purposes of the calculation required by paragraph (a) above or paragraph (vi) below;

        (ii) the repurchase, redemption, or other acquisition or retirement of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange payment to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of, substantially concurrent issuance and sale for cash (other than to a Subsidiary) of other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from the calculations pursuant to clause 3(D) of paragraph (a) above;

        (iii) any repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or out of the net proceeds of a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from the calculations pursuant to clause (3)(D) of paragraph (a) above;

        (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the issuance of new Subordinated Indebtedness of the Company, provided that any such new Subordinated Indebtedness (1) shall be a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon declaration or acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Subordinated Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Subordinated Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; (3) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes; and (4) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

        (v) the redemption by the Company of its Subordinated Notes within 45 days after the date of the Indenture; and

        (vi) the declaration and payment of dividends on the Common Stock of up to an amount equal to 6% of the proceeds (after underwriting discounts, commissions, and issuance expenses) received at any time from any public offering of Common Stock, including without limitation the Equity Offering.

    Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary) unless (i) such transaction or series of transactions is in writing on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party and (ii) with respect to any transaction or series of transactions involving aggregate payments or value in excess of $1.0 million, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above and such transaction or series transactions has been approved by a majority of the Disinterested Directors of the board of directors of the Company. In addition to the foregoing, with respect to a transaction or series of transactions involving aggregate payments or value equal to or greater than $2.5 million, the Company must deliver to the Trustee a written opinion from an Independent Financial Advisor stating that such transaction or series of transactions are fair from a financial point of view. This covenant will not restrict the Company from (a) redeeming or paying dividends in respect of its Capital Stock permitted under the "Limitation on Restricted Payments" covenant, (b) making loans or advances to officers of the Company for bona fide business purposes of the Company not in excess of $1.0 million in the aggregate at any one time outstanding, and (c) paying advisory and transaction fees to MLGA in amounts that are in accordance with past practices and in the ordinary course of business for the rendering of financial advice and services in connection with acquisitions, dispositions and financings by the Company.

    Limitation on Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, affirm or suffer to exist any Lien of any of its property or assets (including any intercompany notes), now owned or acquired after the date of the Indenture, or any income or profits therefrom, except if the Notes are directly secured equally and ratably with (or prior to in the case of Liens with respect to Subordinated Indebtedness) the obligation or liability secured by such Lien, excluding, however, from the operation of the foregoing any of the following:

        (a) Any Lien existing as of the date of the Indenture.

        (b) Any Lien arising by reason of (1) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (2) taxes not yet delinquent or which are being contested in good faith; (3) security for payment of workers' compensation or other insurance;
    (4) good faith deposits in connection with tenders, leases, contracts (other than contracts for the payment of money); (5) zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights of way, utilities, sewers, electric lines, telephone or telegraph lines, and other similar purposes, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or any Subsidiary or the value of such property for the purpose of such business; (6) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds; or
    (7) operation of law in favor of mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith or negotiations or by appropriate proceedings which suspend the collection thereof.

        (c) Any Lien on property of the Company or any Subsidiary securing the New Credit Facility.

        (d) Any Lien securing Acquired Indebtedness created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Subsidiary.

        (e) Any Lien to secure the performance of bids, trade contracts, leases (including, without limitation, statutory and common law landlord's liens), statutory obligations, surety and appeal bonds, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Subsidiary.

        (f) Any Lien securing Indebtedness permitted to be incurred pursuant to clause (vi) of the definition of "Permitted Indebtedness" and which is not prohibited to be incurred under the "Limitation on Indebtedness" covenant.

        (g) Any Lien securing obligations under hedging agreements that the Company enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in commodity prices.

        (h) Any Lien securing Indebtedness permitted to be incurred under Interest Rate Agreements or otherwise incurred to hedge interest rate risk.

        (i) Any extension, renewal, refinancing or replacement, in whole or in part, of any lien described in the foregoing clauses (a) through (h) so long as no additional collateral is granted as security thereby.

    Limitation on Sale of Assets. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 85% of the proceeds from such Asset Sale are received in cash and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold (as determined by the board of directors of the Company and evidenced in a board resolution).

    (b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any Indebtedness under the New Credit Facility then outstanding, the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such Indebtedness under the New Credit Facility or if no such Indebtedness under the New Credit Facility is then outstanding, then the Company may within six months of the Asset Sale, invest the Net Cash Proceeds in properties and assets that (as determined by the board of directors) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or reasonably related thereto. The amount of such Net Cash Proceeds neither used to permanently repay or prepay Indebtedness under the New Credit Facility nor used or invested as set forth in this paragraph constitutes "Excess Proceeds".

    (c) When the aggregate amount of Excess Proceeds equals $5.0 million or more, the Company shall within 20 business days make an offer to purchase (an "Offer") from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased with the Excess Proceeds. The offer price shall be payable in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date (the "Offer Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to the Offer is less than the Excess Proceeds (the amount of such shortfall, if any, constituting a "Deficiency"), the Company shall use such Deficiency in the business of the Company and its Subsidiaries. Upon completion of the purchase of all the Notes tendered pursuant to an Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

    (d) Whenever the Excess Proceeds received by the Company exceed $5.0 million, such Excess Proceeds shall, prior to the purchase of Notes described in paragraph (c) above, be set aside by the Company in a separate account pending
(i) deposit with the depository or a paying agent of the amount required to purchase the Notes tendered in an Offer, (ii) delivery by the Company of the Offered Price to the holders of the Notes tendered in an Offer and (iii) application, as set forth above, of Excess Proceeds in the business of the Company and its Subsidiaries. Such Excess Proceeds may be invested in Temporary Cash Investments, provided that the maturity date of any such investment made after the amount of Excess Proceeds exceeds $5.0 million shall not be later than the Offer Date. The Company shall be entitled to any interest or dividends accrued, earned or paid on such Temporary Cash Investments, provided that the Company shall not withdraw such interest from the separate account if an Event of Default has occurred and is continuing.

    (e) If the Company becomes obligated to make an Offer pursuant to clause (c) above, the Notes shall be purchased by the Company, at the option of the holders thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 45 days and not later than 60 days from the date the notice is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act, subject to proration in the event the Excess Proceeds are less than the aggregate Offered Price of all Notes tendered.

    (f) The Company shall comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer.

    (g) The Company will not, and will not permit any Subsidiary to, create or permit to exist or become effective any restriction (other than restrictions existing under Indebtedness as in effect on the date of the Indenture as such Indebtedness may be refinanced from time to time) that would materially impair the ability of the Company to make an Offer to purchase the Notes or, if such Offer is made, to pay for the Notes tendered for purchase.

    Limitation on Issuance and Sale of Preferred Stock of Subsidiaries. The Company will not permit (a) any Subsidiary of the Company to issue any Preferred Stock (other than to the Company or any Wholly-Owned Subsidiary) or (b) any Person (other than the Company or any Wholly-Owned Subsidiary) to own any Preferred Stock of any Subsidiary.

    Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (i) pay dividends, in cash or otherwise, or make any other distribution on its Capital Stock, (ii) pay any Indebtedness owed to the Company or a Subsidiary of the Company, (iii) make any

Investment in the Company or a Subsidiary of the Company or (iv) transfer any of its properties or assets to the Company or any Subsidiary, except (a) any encumbrance or restriction, pursuant to an agreement in effect on the date of the Indenture and listed on a schedule thereto; (b) any encumbrance or restriction, with respect to a Subsidiary that is not a Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Subsidiary of the Company and, in the case of clauses (a) and (b), not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary; and (c) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (a) and (b), or in this clause (c), provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable to the holders of the Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced.

    Provision of Financial Statements. Whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of the Notes, as their names and addresses appear in the Security Register, without cost to such holders of the Notes and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of Notes at the Company's cost.

CONSOLIDATION, MERGER, SALE OF ASSETS

    The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis to any other Person or group of affiliated Person, unless (i) either (a) the Company shall be the continuing corporation or
(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person assumes by a supplemental indenture in a form reasonably satisfactory to the Trustee all the obligations of the Company under the Notes and the Indenture, and the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness under the provisions of the "Limitation on Indebtedness" covenant (other than Permitted Indebtedness); and (v) the Company shall have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, lease or other transaction and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for relating to such transaction have been complied with.

    In the event of any consolidation, merger, transfer, sale, assignment, lease or other transaction described in, and complying with, the conditions listed in the immediately preceding paragraph in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company would be discharged from all obligations and covenants under the Indenture and the Notes, provided that, in the case of a transfer by lease, the predecessor shall not be discharged from the obligation to make payments of principal and interest on the Notes.

EVENTS OF DEFAULT

    An Event of Default will occur under the Indenture if:

        (i) there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days;

        (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Stated Maturity, upon redemption, upon repurchase pursuant to a Change of Control Offer or an Offer in respect of Excess Proceeds, upon acceleration or otherwise;

        (iii) (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clauses (i) or (ii) or in clauses (b), (c) and (d) of this clause (iii)) and such default or breach shall continue for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes; (b) there shall be a default in the performance or breach of the provisions described in "--Consolidation, Merger, Sale of Assets"; (c) the Company shall have failed to make or consummate an Offer in respect of Excess Proceeds in accordance with the provisions of the "Limitation on Sale of Assets" covenant; or (d) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of the "Purchase of Notes Upon a Change of Control" covenant;

        (iv) (a) any default in the payment of the principal, premium, if any, or interest on any Indebtedness shall have occurred under any agreements, indentures or instruments under which the Company or any Subsidiary then has outstanding Indebtedness in excess of $5.0 million when the same shall become due and payable and continuation of such default after any applicable grace period or (b) an event of default as defined in any of the agreements, indentures or instruments described in clause (a) of this paragraph (iv) shall have occurred; and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

        (v) one or more judgments, orders or decrees for the payment of money in excess of $2.5 million, either individually or in the aggregate (net of amounts for which an insurance company has agreed in writing that it is liable) shall be entered against the Company or any Subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 90 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

        (vi) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company or any Material Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company or any Material Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Material Subsidiary under any applicable Federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any Material Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 90 consecutive days;

        (vii) (a) the Company or any Material Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company or any Material Subsidiary consents to the entry of a decree or order for relief in respect of the Company or such Material Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company or any Material Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable Federal or state law, (d) the Company or any Material Subsidiary (x) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator, or similar official of the Company or such Material Subsidiary of any substantial part of its property, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due or
    (e) the Company or any Material Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (vii);

        (viii) any holder or holders of at least $5.0 million in aggregate principal amount of Indebtedness of the Company or any Subsidiary after a default under such Indebtedness shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Subsidiary that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off), to retain in satisfaction of such Indebtedness or to collect on, seize, dispose of or apply in satisfaction of Indebtedness, assets of the Company or any Subsidiary (including funds on deposit or held pursuant to lock-box and other similar arrangements); or

        (ix) the Company shall fail to redeem the Existing Senior Notes and the Existing Subordinated Notes within 45 days after the date of the original issuance of the Notes.

    If an Event of Default (other than as specified in clauses (vi) and (vii) of the prior paragraph) shall occur and be continuing, the Trustee or the holders of 25% in aggregate principal amount of the Notes then outstanding may declare the Notes due and payable immediately at their principal amount together with accrued and unpaid interest, if any, to the date the Notes become due and payable and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceeding. If an Event of Default specified in clause (vi) or (vii) of the prior paragraph occurs and is continuing, then all the Notes shall ipso facto become and be immediately due and payable, in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder of the Notes.

    After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Notes outstanding, by written notice to the Company and the Trustee, may annul such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, and (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (b) all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived.

    The holders of not less than a majority in principal amount of the Notes outstanding may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

    The Company is also required to notify the Trustee within five business days of the occurrence of any Default.

    The Trust Indenture Act contains limitations on the right of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, as its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment or bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or on any
date after    , 2000 if such Notes are to be redeemed on such date (such date being referred to as the "Defeasance Redemption Date")), if prior to electing to exercise either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption Date of such principal or installment of principal or interest; (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of each defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as we would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (vi) or (vii) under the first paragraph under "--Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not cause the Trustee for the Notes to have a conflicting interest with respect to any securities of the Company; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (vii) the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (viii) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company with the intent of defecting, hindering, delaying or defrauding creditors of the Company or others; (ix) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (x) the Company shall have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment funds have been deposited in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the date of deposit; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company and any Guarantor have delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and that such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which the Company is bound.

MODIFICATIONS AND AMENDMENTS

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of at least 50% of the holders in aggregate outstanding principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof;
(ii) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sales or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto; (iii) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby; (v) except as otherwise permitted under "--Consolidation, Merger, Sale of Assets", consent to the assignment or transfer by the Company of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture in any manner which subordinates the Notes in right of payment to other Indebtedness of the Company.

    The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

CERTAIN DEFINITIONS

    "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary. Notwithstanding anything to the contrary in this Prospectus, the Company may incur Acquired Indebtedness if, after giving pro forma effect thereto, (x) the Consolidated Fixed Coverage Ratio is less than the Applicable Coverage Ratio but is equal to or greater than 1.75 to 1.00 and (y) the Consolidated Fixed Coverage Ratio increases as a result of such incurrence.

    "Adjusted Consolidated Interest Expense" of any Person means, without duplication, for any period, as applied to any Person, the sum of (a) the interest expense of such Person and its Consolidated Subsidiaries for such period, on a Consolidated basis, including without limitation, (i) amortization of debt discount, (ii) the net cost under interest rate contracts (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid, or accrued by such Person during such period, and (ii) all capitalized interest of such Person and its Consolidated Subsidiaries, in each case as determined in accordance with GAAP consistently applied.

    "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person that owns, directly or indirectly, 5% or more of such Person's Capital Stock or any officer or director of any such specified Person or other Person described in clauses (i) or (ii), or (iii) with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or Sale and Leaseback Transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Subsidiary; (b) all or substantially all of the properties or assets of any division or line of business of the Company or its Subsidiaries; or (c) any other properties or assets of the Company or any Subsidiary, other than in the ordinary course of business; provided that the sale of any material portion of the Company's facilities in Kokomo, Indiana, Arcadia, Louisiana or Openshaw, England shall be deemed to be not in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets (A) that is governed by the provisions described under "Consolidation, Merger, Sale of Assets", (B) that is of the Company to any Wholly-Owned Subsidiary, or of any Subsidiary to the Company or any Wholly-Owned Subsidiary in accordance with the terms of the Indenture or (C) for which the Fair Market Value of any transferred properties or assets is less than $1 million.

    "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment; by
(ii) the sum of all such principal payments.

    "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States Federal or State law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

    "Capital Lease Obligation" of any Person means any obligations of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

    "Capital Stock" of any Person means any and all shares, interests, participation or other equivalents (however designated) of such Person's capital stock.

    "Change of Control" means the occurrence of any of the following events: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the shareholders of the Company, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office; (iii) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could be paid by the

Company as a Restricted Payment under the Indenture and (b) immediately after such transaction no "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "Description of the Notes--Consolidation, Merger, Sale of Assets."

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

    "Company" means Haynes Corp., a corporation incorporated under the laws of Delaware until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

    "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of EBITDA to the sum of Adjusted Consolidated Interest Expense for such period and cash and non-cash dividends paid on any Preferred Stock of such Person during such period; provided that (i) in making such computation, the Adjusted Consolidated Interest Expense attributable to interest on any Indebtedness shall be computed on a pro forma basis (calculated as described under "Description of the Notes-- Certain Covenants--Limitation on Indebtedness") and (A) where such Indebtedness was outstanding during the period and bore a floating interest rate, interest shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) where such indebtedness was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying at the option of the Company, either the fixed or floating rate and (ii) in making such computation, the Adjusted Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

    "Consolidated Income Tax Expense" means for any period, as applied to any person, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Subsidiaries for such period as determined in accordance with GAAP consistently applied.

    "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Consolidated Subsidiaries for such period as determined in accordance with GAAP consistently applied, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication, (i) all extraordinary gains or losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of such Person and its Consolidated Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Subsidiaries, (iii) net income (or loss) of any Person combined with the Company or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) net gains or losses (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (vi) the expenses recognized in connection with the payment of the prepayment premiums related to the Redemption, (vii) the expenses recognized in connection with the termination of and repayment of amounts outstanding under the Existing Credit Facility, (viii) the expenses recognized related to amortization of fees and other charges in connection with the 1989 Acquisition, (ix) an amount equal to the excess of (A) the interest expense incurred on the Existing Notes and the Notes during the period following the consummation of the Offerings and prior to the date of the Redemption, over (B) the interest income earned on the proceeds from the Offerings designated for the Redemption during the same period, or (x) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its shareholders.

    "Consolidated Net Worth" of any Person means the Consolidated stockholders' equity (excluding Redeemable Capital Stock) of such Person and its Subsidiaries, as determined in accordance with GAAP consistently applied.

    "Consolidated Non-Cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Consolidated Subsidiaries for such period, as determined in accordance with GAAP (excluding any non-cash charge that requires an accrual or reserve for cash charges for any future period and all non-cash charges incurred in connection with the valuation of inventory on a LIFO basis).

    "Consolidation" means, with respect to the accounts of any Person, the consolidation of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP consistently applied. The term "Consolidated" shall have a similar meaning.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

    "EBITDA" means the sum of Consolidated Net Income, Adjusted Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-Cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of the Company and its Subsidiaries on a Consolidated basis, all determined in accordance with GAAP consistently applied.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer.

    "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture.

    "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person (debtor) referred to in the definition of "Indebtedness" below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

    "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,
(iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements of such Person, (v) all Capital
Lease Obligations of such Person, (vi) all Indebtedness referred to in clauses
(i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed
Debt of such Person, (viii) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (ix) any supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value to be determined in good faith by the board of directors of the Issuer of such Redeemable Capital Stock.

    "Indenture Obligations" means the obligations of the Company and any other obligor under the Indenture or under the Notes to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, and the Notes, according to the terms thereof.

    "Independent Financial Advisor" means a nationally recognized investment banking firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the board of directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

    "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

    "Investments" means, with respect to any Person, directly or indirectly, any advance, loan, or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person.

    "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

    "Material Subsidiary" means a Subsidiary that is a "significant subsidiary" of the Company as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

    "Maturity" when used with respect to any Note means the date on which the principal of such Note becomes due and payable as therein provided or as provided in the Indenture, whether as Stated Maturity, the Offer Date, the Change of Control Purchase Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control, call for redemption or otherwise.

    "Moody's" means Moody's Investors Service, Inc. or any successor rating agency.

    "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (v) appropriate amounts to be provided by the Company or any subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock, as referred to in the "Limitation on Restricted Payments" covenant, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "New Credit Facility" means the Loan and Security Agreement, dated as of the
close of the Offering, among the Company,       , as agent, the lenders party
thereto, and        , as the "facing bank" for letters of credit issued
thereunder, as such agreement may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing).

    "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

    "Permitted Holders" means MLGA Fund II, L.P., and any Affiliates thereof.

    "Permitted Indebtedness" means the following:

        (i) Indebtedness of the Company under the New Credit Facility, under which the sum of (a) the aggregate principal amount of revolving loan advances and (b) the aggregate stated amount of letters of credit issued pursuant thereto, at any one time outstanding does not exceed the greater of
    (x) $50.0 million and (y) an amount equal to (i)     percent of Eligible
    Inventory consisting of finished goods and raw materials for such finished
    goods, plus (ii)     percent of Eligible Inventory consisting of
    work-in-process and semi-processed goods plus (iii)     percent of the Net
    Amount of Eligible Accounts minus (iv) any Availability Reserves, as each of the capitalized terms in this clause (y) is defined in the New Credit Facility;

        (ii) Indebtedness of the Company pursuant to the Notes;

        (iii) Indebtedness of the Company evidenced by the Existing Senior Notes and the Subordinated Notes to be redeemed pursuant to a notice of redemption given on the date hereof;

        (iv) Indebtedness of the Company owing to a Subsidiary, provided that any Indebtedness of the Company owing to a Subsidiary is made pursuant to an intercompany note and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes; provided, further, that any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or another Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (iv);

        (v) obligations of the Company entered into in the ordinary course of business pursuant to Interest Rate Agreements designed to protect the Company or any Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any of its Subsidiaries, which obligations do not exceed the aggregate principal amount of such Indebtedness and hedging arrangements that the Company enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in commodity prices;

        (vi) Indebtedness of the Company incurred (a) as a Purchase Money Obligation, (b) under any Capital Lease Obligation, or (c) with respect to letters of credit not otherwise permitted pursuant to clause (i) of this definition of "Permitted Indebtedness" in a principal amount for clauses
    (a), (b) and (c) in the aggregate not to exceed $5.0 million in any fiscal year of the Company;

        (vii) Indebtedness of the Company in addition to that described in clauses (i) through (vi) of this definition of "Permitted Indebtedness," not to exceed $10.0 million at any time outstanding in the aggregate; provided that such amount shall be reduced by the amount, if any, of Permitted Subsidiary Indebtedness then outstanding under clause (iii) of the definition of "Permitted Subsidiary Indebtedness";

        (viii) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (ii) and (vi) of this definition of "Permitted Indebtedness," including any successive refinancings so long as the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness being refinanced or
    (II) the amount of premium or other payment actually paid at such time to refinance the indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and, in the case of Pari Passu Indebtedness or Subordinated Indebtedness, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness; and

        (ix) Permitted Subsidiary Indebtedness that is permitted to be incurred by a Subsidiary pursuant to clauses (ii) and (iii) under the definition of "Permitted Subsidiary Indebtedness."

    "Permitted Investment" means (i) Investments in any Wholly-Owned Subsidiary;
(ii) Indebtedness of a Subsidiary described under clause (ii) of the definition of "Permitted Subsidiary Indebtedness" or Indebtedness of the Company described under clause (iv) of the definition of "Permitted Indebtedness," (iii) Temporary Cash Investments, (iv) Investments acquired by the Company or any Subsidiary in connection with an Asset Sale permitted under the "Limitation on Sale of Assets" covenant to the extent such investments are non-cash proceeds as permitted under such covenant and (v) other Investments in the aggregate not to exceed $5.0 million.

    "Permitted Subsidiary Indebtedness" means:

        (i) Acquired Indebtedness of any Subsidiary;

        (ii) Indebtedness of a Wholly-Owned Subsidiary owing to the Company or another Wholly-Owned Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note in the form attached as an exhibit to the Indenture; provided, further, that (x) any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or a Wholly-Owned Subsidiary and other than any pledge as security for the New Credit Facility) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (ii) and (y) any transaction pursuant to which any Wholly-Owned Subsidiary, which has Indebtedness owing to the Company or any other Wholly-Owned Subsidiary, ceases to be a Wholly-Owned Subsidiary shall be deemed to be the incurrence of Indebtedness by the Company or such other Wholly-Owned Subsidiary that is not permitted under this clause (ii);

        (iii) Indebtedness of a Subsidiary in addition to that described in clauses (i) and (ii) of this definition of "Permitted Subsidiary Indebtedness," not to exceed $10.0 million at any time outstanding in the aggregate; provided, that such amount shall be reduced by the amount, if any, of Permitted Indebtedness then outstanding under clause (vii) of the definition of "Permitted Indebtedness"; and

        (iv) any renewals, extensions, substitutions, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clause (i) of this definition of "Permitted Subsidiary Indebtedness," including any successive refinancings thereof, so long as any such new Indebtedness shall be in a principal amount that does not exceed the principal amount so refinanced, plus an amount equal to the lesser of (x) the stated amount of any premium required to be paid in connection with any such refinancing and (y) the amount of premium actually paid in connection with any such refinancing plus the amount of expenses of such Subsidiary incurred in connection therewith.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "Preferred Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated) of such Person's preferred stock whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock.

    "Public Equity Offering" means any underwritten public offering of common stock of the Company pursuant to a registration statement filed pursuant to the Securities Act which offering is consummated after the Issue Date, excluding shares of Common Stock issued in the Equity Offering.

    "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company or its Subsidiaries, and any additions and accessions thereto, which are purchased by the Company or any Subsidiary at any time after the Notes are issued; provided that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets described above is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company or any Subsidiary of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

    "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

    "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of any event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

    "S&P" means Standard & Poor's Corporation or any successor rating agency.

    "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Company or a Subsidiary sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the Company or such Subsidiary.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Senior Indebtedness" means the Indebtedness of the Company other than Subordinated Indebtedness.

    "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon, means the dates specified in such indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

    "Subordinated Indebtedness" means Indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Notes.

    "Subsidiary" means any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries; provided, that an Unrestricted Subsidiary shall not be deemed a Subsidiary for purposes of the Indenture.

    "Temporary Cash Investments" means (i) any evidence of Indebtedness, maturing not more than two years after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the United States of America; (ii) any certificate of deposit, maturing not more than two years after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $500,000,000, whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P;
(iii) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P;
(iv) any money market deposit accounts issued or offered by (a) a domestic commercial bank having capital and surplus in excess of $500,000,000 or (b) a nationally recognized investment bank having capital and surplus and undivided profits in excess of $150,000,000; (v) repurchase obligations for underlying securities of the type described in clause (i) above entered into with any financial institution designated as a "Primary Dealer" by the Federal Reserve Bank of New York or any commercial banking institution that satisfies the criteria set forth in clause (ii) of this definition of "Temporary Cash Investments" as a counterparty; and (vi) Eurodollar certificates of deposit, maturing not more than two years after the date of acquisition issued by or any time deposit of, a commercial banking institution outside the United States having equity capital and surplus and undivided profits of not less than $250,000,000 and foreign denominated money market deposit accounts issued by a commercial banking institution outside the United States having equity and a capital surplus and undivided profits of not less than $250,000,000.

    "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

    "Unrestricted Subsidiary" means any Subsidiary as to which all of the following conditions apply: (a) neither the Company nor any of its Subsidiaries provides credit support for any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); (b) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness; (c) neither the Company nor any of its Subsidiaries has made an Investment in such Unrestricted Subsidiary unless such Investment was not prohibited by the provisions of the "Limitation on Restricted Payments" covenant; and (d) the board of directors of the Company, as provided below, shall have designated such Subsidiary to be an Unrestricted Subsidiary. Any such designation by the board of directors shall be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. The board of directors may designate any Unrestricted Subsidiary as a Subsidiary; provided, that (i) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the restrictions of the "Limitation on Indebtedness" covenants; and (ii) all Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred on the date such Unrestricted Subsidiary becomes a Subsidiary.

    "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (a) as to which neither the Company nor any Subsidiary is directly or indirectly liable (by virtue of the Company or any such Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), and (b) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any subsidiary to declare, a default on such Indebtedness of the Company or any Subsidiary or cause the payment thereof to be accelerated or payable prior to its stated maturity.

    "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

    "Wholly-Owned Subsidiary" means a Subsidiary all the Capital Stock (other than directors' qualifying shares) of which is owned by the Company or another Wholly-Owned Subsidiary.

                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following description summarizes the terms of the Company's other indebtedness assuming consummation of the Recapitalization. Such summary is qualified by and subject to the more complete description contained in those documents relevant to the particular indebtedness described.

THE NEW CREDIT FACILITY

    The Company expects to receive a commitment letter (the "Commitment") pursuant to which CoreStates Bank, N.A. (the "Lender") will provide the New Credit Facility, which provides for a revolving loan facility in the aggregate principal amount of up to $50.0 million, including a letter of credit facility subject to a sublimit in the aggregate principal amount of up to $10.0 million. The New Credit Facility will have an initial term of three years subject to automatic renewal for successive one-year periods unless terminated by either party on the initial maturity date or any subsequent maturity date upon 120 days prior written notice.

    Revolving loans under the New Credit Facility will be limited, in the aggregate, to the lesser of the $50.0 million commitment amount and a "borrowing base" amount less, in each case, the principal amount of outstanding letters of
credit. The borrowing base will not exceed the sum of   % of eligible accounts
receivable (generally, accounts receivable of the Company from domestic
customers that are current or past due 60 or fewer days) plus   % of eligible
raw materials and finished goods inventories plus   % of eligible
work-in-process inventory of the Company, such inventories to be calculated at the lower of cost or current market value.

    The New Credit Facility will contain certain covenants, including, without limitation, maintenance of minimum net worth, and limitations on capital expenditures, investments, incurrences of additional debt, impositions of liens, dispositions of assets and payments of dividends and distributions. The New Credit Facility will be secured by first priority security interests in all accounts receivable and inventories of the Company (excluding all accounts receivable and inventories of the Company's foreign subsidiaries) and the proceeds therefrom.

    Interest on revolving loans under the New Credit Facility will be payable monthly in arrears at a per annum rate equal to 0.25% above the prime rate announced by the Lender from time to time or, at the Company's option, 2.25% above LIBOR. In the event of a default, the interest rate will increase to 2.25% over the then prevailing prime rate of the Lender. The interest rates shall be reduced by 0.25% per annum if the Company's EBITDA exceeds $34.0 million for the fiscal year ended September 30, 1996 and will remain at that reduced level so long as the Company's EBITDA continues to be above $34.0 million on a rolling four-quarter basis thereafter. In addition, the New Credit Facility will provide for an unused line fee of 0.375% on the amount by which $40.0 million exceeds the average monthly balance of revolving loans and letters of credit under the New Credit Facility. The Commitment also provides for the payment of early termination fees in certain circumstances and certain other fees payable by the Company to the Lender.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and PaineWebber Incorporated as representatives of the underwriters (the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters has agreed to purchase from the Company the aggregate principal amount of the Notes set forth opposite its respective name below. Pursuant to the Purchase Agreement, the Underwriters will be obligated to purchase all of the Notes if they purchase any of them.


                                                                  PRINCIPAL
           UNDERWRITER                                             AMOUNT
           -----------                                           -----------

Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.......................................
PaineWebber Incorporated......................................
                                                                 -----------
           Total..............................................   $85,000,000
                                                                 ===========

    The Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of    % of the principal
amount of the Notes. The Underwriters may allow, and such dealers may reallow, a
discount not in excess of    % of the principal amount of the Notes to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on the Nasdaq National Market. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given, however, as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company has agreed, without prior consent of the Underwriters, that it will not, for a period of 180 days after the date of this Prospectus, directly or indirectly, issue, sell or offer to sell, grant any option for the sale of, or otherwise dispose of, or register for sale by others, any debt securities, other than the initial sale of the Notes, and the indebtedness under the New Credit Facility.

    Merrill Lynch, Pierce, Fenner & Smith Incorporated and PaineWebber Incorporated are acting as underwriters in connection with the Equity Offering.

                                 LEGAL MATTERS

    The validity of the Notes being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Ice Miller Donadio & Ryan, Indianapolis, Indiana. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

    The consolidated balance sheet as of September 30, 1994 and 1995, and the consolidated statements of operations and cash flows for each of the three years in the period ended September 30, 1995 appearing in this Prospectus have been incorporated herein in reliance on the report, which includes an emphasis of a matter explanatory paragraph regarding the Company's liquidity, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement, of which this Prospectus is a part, under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Notes offered by this Prospectus, reference is made to such Registration Statement and exhibits. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Such information can be inspected and copied at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                                  HAYNES CORP.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----

Report of Independent Accountants....................................................   F-2

Consolidated Balance Sheet as of September 30, 1994 and 1995.........................   F-3

Consolidated Statement of Operations for the years ended September 30, 1993, 1994,
  and 1995...........................................................................   F-4

Consolidated Statement of Cash Flows for the years ended September 30, 1993, 1994,
  and 1995...........................................................................   F-5

Notes to Consolidated Financial Statements...........................................   F-6

Unaudited Condensed Consolidated Balance Sheet as of September 30, 1995 and March 31,
  1996...............................................................................   F-21

Unaudited Condensed Consolidated Statement of Operations for the six months ended
  March 31, 1995 and 1996............................................................   F-22

Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended
  March 31, 1995 and 1996............................................................   F-23

Notes to Unaudited Condensed Consolidated Financial Statements.......................   F-24

    The accompanying consolidated financial statements and notes thereto represent the consolidated financial position, results of operations and cash flows for the periods indicated therein of Haynes International, Inc. As is discussed in Note 1 of the Notes to Consolidated Financial Statements, the financial statements (including the report of Independent Accountants thereon) have been prepared to reflect the Company's name change to Haynes Corp.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Haynes Corp.

    We have audited the accompanying consolidated balance sheet of Haynes Corp. (the Company), a wholly owned subsidiary of Haynes International, Inc., as of September 30, 1994 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The Company's accumulated deficit at September 30, 1994 and 1995 includes the effects of adopting SFAS No. 106 ($79.6 million) and a write-off of goodwill ($37.1 million) in 1994. The accumulated deficit, along with increased working capital requirements due to higher sales levels in 1995, has resulted in increased borrowings to fund the Company's operations. Management's plan for meeting the Company's liquidity needs is summarized in Note 1 to the consolidated financial statements.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Haynes Corp. as of September 30, 1994 and 1995, and the consolidated results of its operations and cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postretirement benefits during 1994.

                                          Coopers & Lybrand, L.L.P.

Fort Wayne, Indiana
November 3, 1995

                                  HAYNES CORP.
                           CONSOLIDATED BALANCE SHEET
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            SEPTEMBER 30,
                                                                        ----------------------
                                                                          1994         1995
                                                                        ---------    ---------
   ASSETS:
Current Assets:
  Cash and cash equivalents..........................................   $   5,690    $   5,035
  Accounts and notes receivable, less allowance for doubtful accounts
    of $520 and $979, respectively...................................      30,496       38,089
  Inventories........................................................      53,543       60,234
                                                                        ---------    ---------
    Total current assets.............................................      89,729      103,358
                                                                        ---------    ---------
Net property, plant and equipment....................................      43,119       36,863
Prepayments and deferred charges, net................................      12,875       11,095
                                                                        ---------    ---------
    Total assets.....................................................   $ 145,723    $ 151,316
                                                                        ---------    ---------
                                                                        ---------    ---------
    LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses..............................   $  16,868       22,975
  Accrued postretirement benefits....................................       4,100        4,100
  Revolving credit...................................................       8,141       12,477
  Income taxes payable...............................................         438        1,190
                                                                        ---------    ---------
    Total current liabilities........................................      29,547       40,742
                                                                        ---------    ---------
Long-term debt.......................................................     140,000      140,000
Deferred income taxes................................................         274          326
Accrued postretirement benefits......................................      90,048       90,730
                                                                        ---------    ---------
    Total liabilities................................................     259,869      271,798
                                                                        ---------    ---------
Commitments and Contingencies
Redeemable common stock of Parent Company............................       1,881        1,427

Stockholders' deficit:
  Common stock, $.01 par value (100 shares authorized, issued and outstanding)
  Additional paid-in capital.........................................      46,276       46,306
  Accumulated deficit................................................    (165,514)    (172,285)
  Foreign currency translation adjustment............................       3,211        4,070
                                                                        ---------    ---------
    Total stockholders' deficit......................................    (116,027)    (121,909)
                                                                        ---------    ---------
      Total liabilities and stockholders' deficit....................   $ 145,723    $ 151,316
                                                                        ---------    ---------
                                                                        ---------    ---------

   The accompanying notes are an integral part of these financial statements.

                                  HAYNES CORP.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1993        1994         1995
                                                              --------    ---------    --------
Net revenues...............................................   $162,454    $ 150,578    $201,933
Costs and expenses:
  Cost of sales............................................    136,255      134,654     167,196
  Goodwill write-off.......................................                  37,117
  Selling and administrative...............................     14,569       15,039      15,475
  Research and technical...................................      3,603        3,630       3,049
  Other costs, net.........................................      1,247        1,002       1,767
  Interest expense.........................................     18,912       19,916      20,233
  Interest income..........................................       (415)        (334)       (329)
                                                              --------    ---------    --------
  Total Costs and expenses.................................    174,171      211,024     207,391
                                                              --------    ---------    --------
Loss before provision for (benefit from) income taxes and
  cumulative effect of change in accounting principle......    (11,717)     (60,446)     (5,458)
Provision for (benefit from) income taxes..................     (3,442)         420       1,313
                                                              --------    ---------    --------
Loss before cumulative effect of change in accounting
  principle................................................     (8,275)     (60,866)     (6,771)
Cumulative effect of change in accounting principle, net of
  tax benefit..............................................                 (79,630)
                                                              --------    ---------    --------
    Net loss...............................................   $ (8,275)   $(140,496)   $ (6,771)
                                                              --------    ---------    --------
                                                              --------    ---------    --------

   The accompanying notes are an integral part of these financial statements.

                                  HAYNES CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED SEPTEMBER 30,
                                                                 -------------------------------
                                                                  1993        1994        1995
                                                                 -------    ---------    -------
Cash flows from operating activities:
  Net loss....................................................   $(8,275)   $(140,496)   $(6,771)
  Adjustments to reconcile net loss to net cash provided from
    (used in) operations:
  Depreciation................................................     8,650        8,208      8,188
  Amortization and goodwill write-off.........................     3,607       40,287      1,444
  Deferred income taxes.......................................    (4,432)     (10,633)         2
  (Gain) loss on property disposal............................        56         (397)       (37)
  Change in assets and liabilities:
    Accounts and notes receivable.............................     3,712       (3,028)    (7,354)
    Inventories...............................................     8,446         (951)    (6,480)
    Other assets..............................................    (3,932)         (58)       347
    Accounts payable and accrued expenses.....................    (2,474)       4,291      6,322
    Income taxes payable......................................       353         (234)       774
    Accrued postretirement benefits...........................                 90,210        682
                                                                 -------    ---------    -------
      Net cash provided from (used in) operations.............     5,711      (12,801)    (2,883)
                                                                 -------    ---------    -------
Cash flows from investment activities:
  Additions to property, plant and equipment..................       (56)        (771)    (1,934)
  Proceeds from disposals of property, plant, and equipment...       374        1,517         39
                                                                 -------    ---------    -------
      Net cash provided from (used in) investment
        activities............................................       318          746     (1,895)
                                                                 -------    ---------    -------
Cash flows from financing activities:
  Net additions (reductions) of revolving credit..............    (2,014)       7,960      4,337
                                                                 -------    ---------    -------
  Retirement of stock options.................................                   (858)      (425)
                                                                 -------    ---------    -------
      Net cash provided from (used in) financing activities...    (2,014)       7,102      3,912
                                                                 -------    ---------    -------
Effect of exchange rates on cash..............................      (744)         129        211
                                                                 -------    ---------    -------
Increase (decrease) in cash and cash equivalents..............     3,271       (4,824)      (655)
Cash and cash equivalents:
  Beginning of year...........................................     7,243       10,514      5,690
                                                                 -------    ---------    -------
  End of year.................................................   $10,514    $   5,690    $ 5,035
                                                                 -------    ---------    -------
                                                                 -------    ---------    -------
Supplemental disclosures of cash flow information:
  Cash paid (received) during period for:
    Interest..................................................   $15,672    $  17,891    $18,840
    Income taxes..............................................    (1,805)         848        560

   The accompanying notes are an integral part of these financial statements.

                                  HAYNES CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Haynes International, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). The financial statements have been prepared to reflect Haynes International, Inc. changing its name to Haynes Corp. The name change does not affect the financial position, results of operations, cash flows or other disclosures of the Company. In conjunction with this transaction, the Company's parent will change its name from Haynes Holdings, Inc. to Haynes International, Inc. All significant intercompany transactions and balances are eliminated.

B. CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investment instruments, including investments with maturities of three months or less at acquisition, to be cash equivalents. At September 30, 1994, $863 in cash was restricted for property, plant, and equipment acquisitions.

C. INVENTORIES

    Inventories are stated at the lower of cost or market. The cost of domestic inventories is determined using the last-in, first-out method (LIFO). The cost of foreign inventories is determined using the first-in, first-out (FIFO) method and average cost method.

D. PROPERTY, PLANT AND EQUIPMENT

    Additions to property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is calculated primarily by using the straight-line method based on estimated economic useful lives.

    Expenditures for maintenance and repairs and minor renewals are charged to expense; major renewals are capitalized. Upon retirement or sale of assets, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

E. FOREIGN CURRENCY TRANSLATION

    The Company's foreign operating entities' financial statements are expressed in their functional currencies, which are their local currencies. Substantially all assets and liabilities of the Company's foreign operations are translated to U.S. dollars at year-end exchange rates and revenues and expenses are translated at the weighted average rate for the year. Foreign currency gains and losses arising from transactions are reflected in net losses. Balance sheet translation gains and losses are reflected as a separate component of stockholders' deficit.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
F. INCOME TAXES

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized (see Note
5). Previously, the Company used SFAS No. 96, "Accounting for Income Taxes." Financial statements for the prior years have not been restated and the cumulative effect of the accounting change was not material.

G. DEFERRED CHARGES

    Deferred charges include debt issuance costs which are amortized over the terms of the related debt using the effective interest method.

H. FINANCIAL INSTRUMENTS

    The Company enters into forward currency exchange contracts and nickel futures contracts on a continuing basis for periods consistent with its contractual exposures. The effect of this practice is to minimize the variability in the Company's operating results arising from foreign exchange rate movements and nickel price movements. The Company does not engage in foreign currency or nickel futures speculation. Gains and losses on these contracts are recognized in income in the month the contracts are settled. At September 30, 1995, the Company had $1,700 of foreign currency exchange contracts and $4,441 of nickel futures contracts outstanding with a net unrealized loss of $103. With respect to the Consolidated Statement of Cash Flows, contracts accounted for as hedges are classified in the same category as the items being hedged.

I. RECLASSIFICATIONS

    Certain amounts in prior year financial statements have been reclassified to conform with current year presentation.

J. LIQUIDITY

    At September 30, 1994 and 1995, the Company has an accumulated deficit of $165,514 and $172,285 respectively, which includes the effects of adopting SFAS No. 106 ($79.6 million--see Note 8) and a write-off of goodwill ($37.1 million--see Note 10) both of which occurred during 1994. The accumulated deficit, along with increased working capital requirements due to higher sales levels in 1995, has resulted in increased borrowings to fund the Company's operations. In response to operating losses in 1993 and 1994, the Company implemented cost reduction measures which, among other things, included wage and hiring freezes, reductions in the Company's workforce by approximately 20%, reorganization of the Company's Sales and Marketing function, healthcare cost containment, and certain measures designed to reduce manufacturing costs and enhance working capital management.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    In 1995, the Company's sales volume and earnings before interest and taxes improved significantly over prior years. Continued activity at current levels in the markets served by the Company, along with consistent monitoring of cost reduction measures as described above, should contribute to improved financial results.

    Due to sales volume increases, the Company has been required to invest in increased working capital. As of September 30, 1995, $12,477 had been borrowed pursuant to the Existing Credit Facility (see Note 6) and approximately $2,800 in letter of credit reimbursement obligations under the letter of credit facility have been incurred by the Company. The Company believes that borrowing available under the Existing Credit Facility are adequate to meet its obligations as they come due and working capital requirements through at least fiscal 1996, although there can be no assurance with respect thereto. The Company's ability to operate with sufficient liquidity in fiscal 1996 will depend upon the Company's ability to generate sufficient cash. Current programs for reducing inventory levels and improving sales volume, if successful, should improve the Company's liquidity.

K. ACCOUNTING PRONOUNCEMENTS

    SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," is effective for the year ending September 30, 1996. In the opinion of management, this statement will not materially impact the Company's financial position or results of operations. SFAS No. 123, "Accounting for Stock Based Compensation," is effective for the year ending September 30, 1997. The Company has not decided how it intends to apply the accounting and disclosure provisions of this statement.

NOTE 2: INVENTORIES

    The following is a summary of the major classes of inventories:

                                                             SEPTEMBER 30,
                                                           ------------------
                                                            1994       1995
                                                           -------    -------
Raw materials...........................................   $ 3,395    $ 2,998
Work-in-process.........................................    29,677     38,488
Finished goods..........................................    17,858     20,616
Other...................................................       961      2,428
Amount necessary to increase (decrease) certain
  inventories to the LIFO method........................     1,652     (4,296)
                                                           -------    -------
Net inventories.........................................   $53,543    $60,234
                                                           -------    -------
                                                           -------    -------

    Inventories valued using the LIFO method comprises 77% and 73% of consolidated inventories before LIFO adjustment at September 30, 1994 and 1995, respectively.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3: PROPERTY, PLANT AND EQUIPMENT

    The following is a summary of the major classes of property, plant, and equipment:

                                                             SEPTEMBER 30,
                                                           ------------------
                                                            1994       1995
                                                           -------    -------
Land and land improvements..............................   $ 1,920    $ 1,920
Buildings...............................................     6,621      6,623
Machinery and equipment.................................    73,621     74,951
Construction in process.................................       202        664
                                                           -------    -------
                                                            82,364     84,158
Less accumulated depreciation...........................   (39,245)   (47,295)
                                                           -------    -------
Net property, plant and equipment.......................   $43,119    $36,863
                                                           -------    -------
                                                           -------    -------

NOTE 4: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    The following is a summary of the major classes of accounts payable and accrued expenses:

                                                             SEPTEMBER 30,
                                                           ------------------
                                                            1994       1995
                                                           -------    -------
Accounts payable, trade.................................   $ 8,853    $14,477
Employee compensation...................................     1,508      1,995
Taxes, other than income taxes..........................     1,840      2,226
Interest................................................     3,209      3,160
Landfill closure costs..................................        37
Other...................................................     1,421      1,117
                                                           -------    -------
                                                           $16,868    $22,975
                                                           -------    -------
                                                           -------    -------

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5: INCOME TAXES

    The components of income (loss) before provision for (benefit from) income taxes and cumulative effect of a change in accounting principle consist of the following:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                                 -------------------------------
                                                                   1993        1994       1995
                                                                 --------    --------    -------
Income (loss) before provision for (benefit from) income taxes and cumulative effect of a change in accounting principle
    U.S.......................................................   $(13,803)   $(58,509)   $(9,332)
    Foreign...................................................      2,086      (1,937)     3,874
                                                                 --------    --------    -------
      Total...................................................   $(11,717)   $(60,446)   $(5,458)
                                                                 --------    --------    -------
                                                                 --------    --------    -------
Income tax provision (benefit):
Current:
    Foreign...................................................   $    951    $    411    $ 1,284
    State.....................................................         39          62         27
                                                                 --------    --------    -------
      Current total...........................................        990         473      1,311
                                                                 --------    --------    -------
Deferred:
    U. S. Federal.............................................     (3,945)                     2
    Foreign...................................................        152         (53)
    State.....................................................       (639)
                                                                 --------    --------    -------
      Deferred total..........................................     (4,432)        (53)         2
                                                                 --------    --------    -------
      Total tax provision (benefit)...........................   $ (3,442)   $    420    $ 1,313
                                                                 --------    --------    -------
                                                                 --------    --------    -------

    The provision for (benefit from) income taxes applicable to results of operations before the cumulative effect of a change in accounting principle differed from the U.S. federal statutory rate as follows:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                               --------------------------------
                                                                1993         1994        1995
                                                               -------    ----------    -------
Statutory federal tax rate..................................        34%           34%        34%
Tax provision (benefit) at the statutory rate...............   $(3,984)   $  (20,552)   $(1,856)
Foreign tax rate differentials..............................        97           951       (162)
Goodwill amortization and write-off.........................       465        12,054
Provision for (benefit from) state taxes, net of federal
  tax.......................................................      (396)           62         27
U.S. tax on distributed and undistributed earnings of
  foreign subsidiaries......................................       491         1,735        980
Increase in valuation allowance related to continuing
  operations................................................                   5,639      2,057
Other.......................................................      (115)          531        267
                                                               -------    ----------    -------
Provision (benefit) at effective tax rate...................   $(3,442)   $      420    $ 1,313
                                                               -------    ----------    -------
                                                               -------    ----------    -------

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 5: INCOME TAXES--(CONTINUED)
    Deferred income tax assets (liabilities) are comprised of the following:

                                                                              SEPTEMBER 30,
                                                                            ------------------
                                                                             1994       1995
                                                                            -------    -------
Current deferred income tax assets (liabilities):
    Inventory capitalization.............................................   $   842    $   853
    Postretirement benefits other than pensions..........................     1,555      1,590
    Vacation accrual.....................................................       356        446
    Foreign tax credit carryforward......................................       287
    Other................................................................       230        606
                                                                            -------    -------
        Gross deferred tax assets........................................     3,270      3,495
            Less: Valuation allowance....................................    (1,907)    (2,132)
                                                                            -------    -------
                                                                              1,363      1,363
    Inventory purchase accounting........................................    (5,743)    (5,637)
                                                                            -------    -------
        Total net current deferred tax liability.........................    (4,380)    (4,274)
                                                                            -------    -------
Noncurrent deferred income tax assets (liabilities):
    Property, plant and equipment, net...................................   (11,904)    (9,344)
    Prepaid pension costs................................................    (2,198)    (2,107)
    Investment in subsidiary.............................................      (475)      (466)
    Other foreign related................................................      (274)      (390)
    Undistributed earnings of foreign subsidiaries.......................    (1,739)    (2,669)
                                                                            -------    -------
        Gross non-current deferred tax liability.........................   (16,590)   (14,976)
                                                                            -------    -------
    Other................................................................        34
    Postretirement benefits other than pensions..........................    35,001     35,182
    Executive compensation...............................................       564        553
    Investment in subsidiary.............................................                  563
    Net operating loss carryforwards.....................................    13,633     13,283
    Alternative minimum tax credit carryforwards.........................       414        414
                                                                            -------    -------
        Gross non-current deferred tax asset.............................    49,646     49,995
        Less: Valuation allowance........................................   (28,950)   (31,071)
                                                                            -------    -------
                                                                             20,696     18,924
                                                                            -------    -------
            Total net noncurrent deferred tax asset......................     4,106      3,948
                                                                            -------    -------
                Total....................................................   $  (274)   $  (326)
                                                                            -------    -------
                                                                            -------    -------

    The valuation allowance used to offset deferred tax assets is as follows:


Allowance at October 1, 1993.....................................   $24,422
Increase in allowance............................................     6,435
                                                                    -------
Allowance at September 30, 1994..................................    30,857
Increase in allowance............................................     2,346
                                                                    -------
Allowance at September 30, 1995..................................   $33,203
                                                                    -------
                                                                    -------

    As of September 30, 1995 the Company had net operating loss carryforwards for regular tax purposes of approximately $36,800 (expiring in fiscal years 2005 to 2010), of which $15,200 are available for alternative minimum tax. The Company has alternative minimum tax credit carryforwards of approximately $400 which are available to reduce federal regular income taxes, if any, over an indefinite period.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6: DEBT

    Long-term debt, consists of the following:

                                                            SEPTEMBER 30,
                                                         --------------------
                                                           1994        1995
                                                         --------    --------
Existing Subordinated Notes (due 1997-1999, 13.5%)....   $ 90,000    $ 90,000
Existing Secured Notes (due 1998, 11.25%).............     50,000      50,000
                                                         --------    --------
                                                         $140,000    $140,000
                                                         --------    --------
                                                         --------    --------

BANK FINANCING

    The Company has available a $16,000 working capital facility (the "Existing Credit Facility") with Congress Financial Corporation ("Congress"). The amount available for revolving credit loans equals the difference between the $16,000 total facility amount less any letter of credit reimbursement obligations incurred by the Company. The total availability will not exceed the sum of 85% of eligible accounts receivable (generally, accounts receivable of the Company from domestic and export customers that are current or less than 60 days outstanding) plus 60% of eligible inventories (defined to exclude work-in process and semi-finished goods) calculated at the lower of cost or current market value minus any availability reserves established by Congress. Loans based on eligible inventories will be subject to a sublimit of $10,000. Unused line fees during the revolving credit loan period are .375% of the amount by which the $16,000 maximum credit exceeds the average daily principal balance of the outstanding revolving loans and letter of credit accommodations. The Existing Credit Facility also provides certain other fees payable by the Company.

    The Existing Credit Facility bears interest at a fluctuating per annum rate equal to 1.75% plus prime rate. At September 30, 1995 the interest rate for revolving credit loans was 10.50%. As of September 30, 1995, $2,775 in letter of credit reimbursement obligations have been incurred by the Company.

    The credit agreement contains covenants common to such agreements including working capital and net worth requirements.

EXISTING SUBORDINATED NOTES

    The Senior Subordinated Notes of the Company (the "Existing Subordinated Notes") are uncollateralized obligations of the Company and are subordinated in right of payment to obligations under the Existing Senior Notes (as defined below) and the Existing Credit Facility. The Company must retire $23,333, $33,333, and $33,334 principal amount of the Existing Subordinated Notes in 1997, 1998, and 1999, respectively. Interest is payable semi-annually on February 15 and August 15.

    The Existing Subordinated Notes are redeemable, in whole or in part, at the Company's option at any time on or after August 14, 1992 at redemption prices ranging from 108.4% to 100% plus accrued interest to the date of redemption.

    The Senior Subordinated Notes limit the incurrence of additional indebtedness, restricted payments, mergers, consolidations and asset sales.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6: DEBT--(CONTINUED)
EXISTING SENIOR NOTES

    The Senior Secured Notes of the Company (the "Existing Senior Notes") are collateralized by a first priority lien subject to certain permitted encumbrances on substantially all of the Company's tangible and intangible property other than accounts receivables and inventories and the proceeds thereof. Interest is payable semi-annually on June 15 and December 15.

    The Existing Senior Notes are redeemable at the option of the Company, in whole or in part, and at any time prior to maturity at a price equal to the greater of (i) the present value of all remaining interest and principal payments plus 2.0%, or (ii) 100% of principal amount plus accrued interest to the redemption date. Upon a change of control, each holder of the Existing Senior Notes has the right to require the Company to purchase its Existing Senior Notes at a price equal to 101% of principal amount plus accrued interest to the purchase date. The Existing Senior Notes are not subject to mandatory redemption prior to maturity.

    The Existing Senior Notes rank senior in right of payment to all existing and future subordinated indebtedness of the Company. The indenture contains restrictive covenants including limitations on additional indebtedness, mergers, consolidations, and asset sales.

OTHER

    In addition, the Company's UK Affiliate (Haynes International, Ltd.) has recently entered into a revolving credit agreement with Midland Bank that provides for availability of 1 million pounds sterling collateralized by the assets of the Affiliate. This revolving credit agreement was available in its entirety on September 30, 1995 as a means of financing the activities of the Affiliate including payments to Haynes International, Inc. for intercompany purchases.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 7: STOCKHOLDER'S EQUITY (DEFICIT)

    The following is a summary of changes in stockholder's equity (deficit):

                                        COMMON STOCK                                     FOREIGN         TOTAL
                                    --------------------    ADDITIONAL                  CURRENCY     STOCKHOLDER'S
                                     NO. OF        AT        PAID IN     ACCUMULATED   TRANSLATION      EQUITY
                                     SHARES       PAR        CAPITAL       DEFICIT     ADJUSTMENT      (DEFICIT)
                                    --------    --------    ----------   -----------   -----------   -------------
Balance at September 30, 1992.....       100    $      0     $ 46,087     $ (16,743)    $   5,818      $  35,162
Year ended September 30, 1993:
 Net loss.........................                                           (8,275)                      (8,275)
 Foreign exchange.................                                                         (3,949)        (3,949)
                                    --------    --------    ----------   -----------   -----------   -------------
Balance at September 30, 1993.....       100           0       46,087       (25,018)        1,869         22,938
Year ended September 30, 1994:
 Net loss.........................                                         (140,496)                    (140,496)
 Dividend to Parent Co. to
   repurchase stock...............                                (83)                                       (83)
 Reclassification of redeemable
   common stock...................                                272                                        272
 Foreign exchange.................                                                          1,342          1,342
                                    --------    --------    ----------   -----------   -----------   -------------
Balance at September 30, 1994.....       100           0       46,276      (165,514)        3,211       (116,027)
Year ended September 30, 1995:
 Net loss.........................                                           (6,771)                      (6,771)
 Dividend to Parent Co. to
   repurchase stock...............                                (70)                                       (70)
 Reclassification of redeemable
   common stock...................                                100                                        100
 Foreign exchange.................                                                            859            859
                                    --------    --------    ----------   -----------   -----------   -------------
Balance at September 30, 1995.....       100    $      0     $ 46,306     $(172,285)    $   4,070      $(121,909)
                                    --------    --------    ----------   -----------   -----------   -------------
                                    --------    --------    ----------   -----------   -----------   -------------

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: PENSION PLAN AND RETIREMENT BENEFITS

    The Company has non-contributory defined benefit pension plans which cover most employees in the United States and certain foreign subsidiaries.

    Benefits provided under the Company's domestic defined benefit pension plan are based on years of service and the employee's final compensation. The Company's funding policy is to contribute annually an amount deductible for federal income tax purposes based upon an actuarial cost method and actuarial and economic assumptions designed to achieve adequate funding of benefit obligations.

    Net periodic pension cost on a consolidated basis was $447, $611, and $458 for the years ended September 30, 1993, 1994 and 1995, respectively.

    For the domestic pension plan, net periodic pension cost was comprised of the following elements:

                                                          YEAR ENDED
                                                         SEPTEMBER 30,
                                                -------------------------------
                                                  1993       1994        1995
                                                --------    -------    --------
Service cost.................................   $  1,864    $ 2,165    $  1,713
Interest cost................................      6,932      6,536       7,060
Actual return on plan assets.................    (14,573)      (639)    (18,727)
Net amortization and deferral................      5,719     (7,748)     10,084
                                                --------    -------    --------
Net periodic pension cost (benefit)..........   $    (58)   $   314    $    130
                                                --------    -------    --------
                                                --------    -------    --------

    The following table sets forth the domestic pension plan's funded status:



                                                            SEPTEMBER 30,
                                                        ---------------------
                                                          1994        1995
                                                        --------    ---------
Accumulated benefit obligation, including vested
  benefits of $76,740 and $86,227, respectively......   $ 80,385    $  90,285
                                                        --------    ---------
                                                        --------    ---------
Projected benefit obligation for service rendered to
  date...............................................   $(91,864)   $(103,149)
Plan assets at fair value (primarily debt
  securities)........................................    110,729      122,103
                                                        --------    ---------
Plan assets in excess of projected benefit
  obligation.........................................     18,865       18,954
Unrecognized net gain from past experience different
  from that assumed and effects of changes in
  assumptions........................................    (13,235)     (13,459)
Unrecognized prior service costs.....................        (66)         (62)
                                                        --------    ---------
Prepaid pension cost recognized in the consolidated
  balance sheet......................................   $  5,564    $   5,433
                                                        --------    ---------
                                                        --------    ---------
Assumptions:
Weighted average discount rate.......................       8.00%        7.00%
                                                        --------    ---------
                                                        --------    ---------
Average rate of increase in compensation levels......       5.50%        5.25%
                                                        --------    ---------
                                                        --------    ---------
Expected rate of return on plan assets during year...       8.50%        7.50%
                                                        --------    ---------
                                                        --------    ---------

    In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all domestic employees become eligible for these benefits if they reach normal retirement age while working for the Company. Prior to 1994, the cost of

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: PENSION PLAN AND RETIREMENT BENEFITS--(CONTINUED) retiree health care and life insurance benefits was recognized as expense upon payment of claims or insurance premiums. These costs were $4,298 for the period ended September 30, 1993.

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) which requires companies to accrue the cost of postretirement benefits over the years employees provide services to the date of their full eligibility for such benefits. The Company's policy is to fund the cost of benefits on an annual basis. The Company elected to immediately recognize the transition obligation for benefits earned as of October 1, 1993, resulting in a pre-tax, non-cash charge of $90,210 representing a cumulative effect of the change in accounting principle. In addition, during fiscal 1994 and 1995, operations were charged approximately $7,997 and $4,671 for these benefits.

    Effective January 1, 1995, the Company amended its health care plan by requiring retirees and surviving spouses to share in the cost of medical care by paying a portion of the cost of continuing health care insurance protection. As a result of this amendment, the accumulated postretirement benefit obligation was reduced by $13,583 and will be amortized to operations over approximately
12.5 years.

    Because of unfavorable operating results in recent years and the Company's net operating loss carryforward position (see Note 5), the Company is able to recognize only a partial tax benefit resulting from this charge to operations. Therefore a valuation reserve has been established to offset the deferred tax asset created by this charge to operations. If in the future the facts and circumstances of the Company's financial position and operating performance change, the valuation reserve will be adjusted accordingly. The effect of SFAS 106 and the establishment of the valuation reserve reduced net worth at September 30, 1994 by $79,630.

    The following sets forth the funded status of the plans in the aggregate reconciled with amounts reported in the Company's statement of financial position:

                                                             SEPTEMBER 30,
                                                           ------------------
                                                            1994       1995
                                                           -------    -------
Accumulated postretirement benefit obligation (APBO):
  Retirees and dependents...............................   $59,907    $47,039
  Active plan participants eligible to receive
    benefits............................................     8,286      6,941
  Active plan participants not yet eligible to receive
    benefits............................................    18,087     15,823
                                                           -------    -------
    Total APBO..........................................    86,280     69,803
  Unrecognized prior service cost.......................               12,674
  Unrecognized net gain.................................     7,868     12,353
                                                           -------    -------
  Accrued postretirement liability......................   $94,148    $94,830
                                                           -------    -------
                                                           -------    -------

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: PENSION PLAN AND RETIREMENT BENEFITS--(CONTINUED)
    Net periodic postretirement benefit cost included the following components:

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                             ----------------
                                                              1994      1995
                                                             ------    ------
Service cost..............................................   $1,624    $1,036
Interest cost.............................................    6,373     5,126
Amortization of net gain..................................               (582)
Amortization of prior service cost........................               (909)
                                                             ------    ------
Net periodic postretirement benefit cost..................   $7,997    $4,671
                                                             ------    ------
                                                             ------    ------

    An 11.98 percent annual rate of increase for ages under 65 and a 9.66 percent annual rate of increase for ages over 65 in the costs of covered health care benefits was assumed for 1996, gradually decreasing for both age groups to
5.25 percent by the year 2009. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1995 by $10,257 and increase the net periodic postretirement benefit cost for 1995 by $1,576. A discount rate of 7.5 percent was used to determine the accumulated postretirement benefit obligation at September 30, 1995 and 8.0 percent at September 30, 1994.

    The Company sponsors certain profit sharing and performance plans for the benefit of employees meeting certain eligibility requirements. There were no contributions for these plans for the three years in the period ended September 30, 1995.

NOTE 9: COMMITMENTS

    The Company leases certain transportation vehicles, warehouse facilities, office space and machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totaled $1,609, $1,567 and $1,431 for the period ended September 30, 1993, 1994 and 1995, respectively. Future minimum rental commitments under non-cancelable leases in effect at September 30, 1995 are as follows:

1996..............................................................   $1,826
1997..............................................................      964
1998..............................................................      718
1999..............................................................      522
2000 and thereafter...............................................    1,026
                                                                     ------
                                                                     $5,056
                                                                     ------
                                                                     ------

NOTE 10: OTHER

    Other costs, net consists of net foreign currency transaction losses in the amounts of $54, $56 and $207 for the periods ended September 30, 1993, 1994 and 1995, respectively, and miscellaneous costs.

    At September 30, 1994 the Company elected to write-off the remaining goodwill balance of $37,117. The reason for the write-off was that excess industry capacity, aggressive competitive activity, just-in-time inventory management programs, and weakness in certain economic sectors of the economy have been adversely affecting the specialty corrosion and high-temperature alloy industry operating

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 10: OTHER--(CONTINUED)
conditions and the Company's operating results since 1992. Accordingly, the Company revised its projections and determined that its projected operating results would not support the future amortization of the Company's remaining goodwill balance.

    The methodology employed to assess the recoverability of the Company's goodwill first involved the projection of operating results forward 25 years, which approximated the remaining amortization period of goodwill as of September 30, 1994. The Company then evaluated the recoverability of goodwill on the basis of this forecast of future operations. Based on this forecast, the cumulative discounted net loss, before goodwill amortization and after interest expense, was insufficient to recover the remaining goodwill balance and accordingly, operations were charged for the entire unamortized balance.

    The Company, like others in similar businesses, is involved as defendant in several legal actions and is subject to extensive federal, state and local environmental laws and regulations. Although Company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the Company to make additional unforeseen environmental expenditures.

    Although the level of future expenditures for environmental and other legal matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on the Company's financial position, results of operations or liquidity.

NOTE 11: STOCK OPTION PLAN

    The Company has a stock option plan (the "Plan"). Under the Plan, options to purchase up to 905,880 shares of common stock may be granted to certain employees at a price not less than the lower of book value or 50% of fair market value, as defined in the Plan. The options must be exercised within ten years from the date of grant and become exercisable on a pro rata basis over a five year period from the date of grant, subject to approval by the Board of Directors.

    All holders of options with exercise prices of $2.28 and $3.24 per share have the right to redeem such options at a price equal to book value per share, as defined in the Plan. Further, the Company has the right to call these options at an amount equal to the greater of $10 per share or fair market value per share, as defined in the Plan. The difference between the fair market value of the stock on the last measurement date and the exercise price of these options is classified as redeemable common stock. Due to the redemption of some of these options, redeemable common stock was reduced by $1,046 and $454 during 1994 and 1995, respectively.

    Certain holders of 320,000 options with exercise prices of $5.00 per share have the right to redeem such options at a price equal to book value per share, as defined in the Plan. Further, the Company has the right to call these options at an amount equal to the greater of $5.00 per share (the estimated fair market value on the last measurement date) or fair market value per share, as defined in the Plan.

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: STOCK OPTION PLAN--(CONTINUED)
    Pertinent information covering the Plan is as follows:

                                                 NUMBER OF    OPTION PRICE     FISCAL YEAR       SHARES
                                                  SHARES       PER SHARE      OF EXPIRATION    EXERCISABLE
                                                 ---------    ------------    -------------    -----------
Outstanding at September 30, 1992.............     636,058    $ 2.28-$5.00      1999-2002        550,098
  Granted.....................................     200,000            5.00
  Redeemed....................................      --             --
  Cancelled...................................      --             --
                                                 ---------
Outstanding at September 30, 1993.............     836,058       2.28-5.00      1999-2003        592,078
  Granted.....................................       7,000            5.00
  Redeemed....................................    (139,315)      2.28-3.24
  Cancelled...................................    (107,300)           5.00
                                                 ---------
Outstanding at September 30, 1994.............     596,443       2.28-5.00      1999-2004        434,443
  Granted.....................................     322,900            5.00
  Redeemed....................................     (62,798)      2.28-3.24
  Cancelled...................................     (36,500)           5.00
                                                 ---------
  Outstanding at September 30, 1995...........     820,045    $ 2.28-$5.00      1999-2005        377,145
                                                 ---------    ------------                     -----------
                                                 ---------    ------------                     -----------
  Options Outstanding at September 30, 1995 consist of:
                                                    98,517    $       2.28                        98,517
                                                    98,528            3.24                        98,528
                                                   623,000            5.00                       180,100
                                                 ---------                                     -----------
                                                   820,045                                       377,145
                                                 ---------                                     -----------
                                                 ---------                                     -----------

                                  HAYNES CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 12: FINANCIAL INFORMATION BY GEOGRAPHIC AREA

    The Company develops, manufactures and markets high performance alloys engineered to withstand hostile environments. During 1994 and 1995, sales to a single customer approximated 10% of net revenues for each period.

    Financial information by geographic area is as follows:

                                                                          YEAR ENDED
                                                                        SEPTEMBER 30,
                                                               --------------------------------
                                                                 1993        1994        1995
                                                               --------    --------    --------
Sales
  United States.............................................   $109,061    $ 94,830    $122,334
  Export sales..............................................     40,634      43,045      63,235
                                                               --------    --------    --------
                                                                149,695     137,875     185,569
  Europe....................................................     32,934      31,560      42,935
                                                               --------    --------    --------
                                                                182,629     169,435     228,504
  Less: eliminations........................................     20,175      18,857      26,571
                                                               --------    --------    --------
  Net sales and operating revenue...........................   $162,454    $150,578    $201,933
                                                               --------    --------    --------
                                                               --------    --------    --------
Operating income (loss) and other cost, net
  United States.............................................   $  5,047    $(38,636)   $ 10,825
  Europe....................................................      2,148      (1,894)      3,950
                                                               --------    --------    --------
Total operating income (loss) and other cost, net...........      7,195     (40,530)     14,775
 Interest...................................................     18,912      19,916      20,233
                                                               --------    --------    --------
Loss before provision for (benefit from) income taxes and
 cumulative effect of a change in accounting principle......   $(11,717)   $(60,446)   $ (5,458)
                                                               --------    --------    --------
                                                               --------    --------    --------
Identifiable assets
  United States.............................................   $159,498    $115,251    $116,428
  Europe....................................................     23,758      24,490      29,649
  General corporate assets*.................................     10,514       5,690       5,035
  Equity in affiliates......................................        430         292         204
                                                               --------    --------    --------
                                                               $194,200    $145,723    $151,316
                                                               --------    --------    --------
                                                               --------    --------    --------

- ------------

* General corporate assets include cash, temporary cash investments and income tax receivables.

                                  HAYNES CORP.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       SEPTEMBER 30,     MARCH 31,
                                                                           1995            1996
                                                                       -------------    -----------
                                                                                        (UNAUDITED)
    ASSETS:
Current Assets:
  Cash and cash equivalents.........................................     $   5,035       $    3,550
  Accounts and notes receivable, less allowance for doubtful
    accounts of $979 and $1,019, respectively.......................        38,089           43,198
  Inventories.......................................................        60,234           64,500
                                                                       -------------    -----------
      Total current assets..........................................       103,358          111,248
                                                                       -------------    -----------
Net property, plant and equipment...................................        36,863           33,264
Prepayments and deferred charges, net...............................        11,095           10,474
                                                                       -------------    -----------
      Total assets..................................................     $ 151,316       $  154,986
                                                                       -------------    -----------
                                                                       -------------    -----------

    LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.............................     $  22,975       $   24,454
  Accrued postretirement benefits...................................         4,100            4,100
  Revolving credit..................................................        12,477           14,928
  Income taxes payable..............................................         1,190            1,468
                                                                       -------------    -----------
      Total current liabilities.....................................        40,742           44,950
                                                                       -------------    -----------
Long-term debt......................................................       140,000          140,000
Deferred income taxes...............................................           326               54
Accrued postretirement benefits.....................................        90,730           90,930
                                                                       -------------    -----------
      Total liabilities.............................................       271,798          275,934
                                                                       -------------    -----------
Redeemable common stock of parent company...........................         1,427            1,427
Stockholders' deficit:
  Common stock, $.01 par value (100 shares authorized, issued and outstanding)....................................................
  Additional paid-in capital........................................        46,306           46,306
  Accumulated deficit...............................................      (172,285)        (172,029)
  Foreign currency translation adjustment...........................         4,070            3,348
                                                                       -------------    -----------
                                                                          (121,909)        (122,375)
                                                                       -------------    -----------
Total liabilities and stockholders' deficit.........................     $ 151,316       $  154,986
                                                                       -------------    -----------
                                                                       -------------    -----------

   The accompanying notes are an integral part of these financial statements.

                                  HAYNES CORP.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------    --------
Net sales and operating revenue.........................................   $93,516    $109,985
Costs and expenses:
  Cost of sales.........................................................    80,732      88,406
  Selling and administrative............................................     7,790       8,430
  Research & technical..................................................     1,521       1,675
  Other costs, net......................................................       259         377
  Interest expense......................................................    10,034      10,266
  Interest income.......................................................      (157)       (183)
                                                                           -------    --------
Total costs and expenses................................................   100,179     108,971
                                                                           -------    --------
  Income (loss) before provision for Income taxes.......................    (6,663)      1,014
Provision for income taxes..............................................       208         758
                                                                           -------    --------
  Net income (loss).....................................................   $(6,871)   $    256
                                                                           -------    --------
                                                                           -------    --------

   The accompanying notes are an integral part of these financial statements.

                                  HAYNES CORP.
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                             SIX MONTHS ENDED
                                                                                MARCH 31,
                                                                            ------------------
                                                                             1995       1996
                                                                            -------    -------
Cash flows from operating activities:
  Net income (loss)......................................................   $(6,871)   $   256
  Depreciation...........................................................     4,090      3,924
  Amortization...........................................................       729        715
  Adjustments (net)......................................................    (1,984)    (8,455)
                                                                            -------    -------
  Net cash used in operating activities..................................    (4,036)    (3,560)
                                                                            -------    -------
Cash flows from investment and other activities:
  Additions to property..................................................      (866)      (374)
  Other investment activities............................................         1         60
                                                                            -------    -------
  Net cash used in investment activities.................................      (865)      (314)
                                                                            -------    -------
Cash flows from financing activities:
  Net, additions to revolving credit.....................................     4,768      2,452
  Reduction of revolving credit
  Other financing activities.............................................       (41)
                                                                            -------    -------
  Net cash provided from financing activities............................     4,727      2,452
                                                                            -------    -------
Effect of exchange rates on cash.........................................       273        (63)
                                                                            -------    -------
Increase (decrease) in cash and cash equivalents.........................        99     (1,485)
Cash and cash equivalents, beginning of period...........................     5,690      5,035
                                                                            -------    -------
Cash and cash equivalents, end of period.................................   $ 5,789    $ 3,550
                                                                            -------    -------
                                                                            -------    -------
Supplemental disclosures of cash flow information:
  Cash paid during period for:
    Interest.............................................................   $ 9,305    $ 9,551
    Income taxes.........................................................       164        729

   The accompanying notes are an integral part of these financial statements.

                                  HAYNES CORP.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE SIX MONTHS ENDED MARCH 31, 1996

NOTE 1. BASIS OF PRESENTATION

    The interim financial statements are unaudited and reflect all adjustments (consisting solely of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of results of the interim periods presented. This report includes information in a condensed form and should be read in conjunction with the audited consolidated financial statements for the fiscal year ending September 30, 1995. The results of operations for the six months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year or any other interim period.

NOTE 2. INVENTORIES

    The following is a summary of the major classes of inventories:

                                               SEPTEMBER 30, 1995    MARCH 31, 1996
                                               ------------------    --------------
                                                                      (UNAUDITED)
Raw materials...............................        $  2,998            $  5,387
Work-in-process.............................          38,488              37,530
Finished goods..............................          20,616              26,498
Other, net..................................          (1,868)             (4,915)
                                                    --------         --------------
Net inventories.............................        $ 60,234            $ 64,500
                                                    --------         --------------
                                                    --------         --------------

NOTE 3. DEBT

    During February 1996, the Company increased the maximum amount available on its Existing Credit Facility from $16,000 to $25,000.

NOTE 4. INCOME TAXES

    The provision for income taxes for the six months ended March 31, 1995 and 1996 differed from the U.S. federal statutory rate of 34% primarily due to taxes on foreign earnings against which the Company was unable to utilize its U.S. federal net operating loss carryforwards.

- -------------------------------------------     --------------------------------
- -------------------------------------------     --------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS
IN CONNECTION WITH THIS OFFERING OTHER THAN
THOSE CONTAINED IN THIS PROSPECTUS AND, IF                  $85,000,000
GIVEN OR MADE, SUCH OTHER INFORMATION AND
REPRESENTATIONS MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY THE COMPANY OR THE
UNDERWRITERS. NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,
UNDER ANY CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN
THE AFFAIRS OF THE COMPANY SINCE THE DATE
HEREOF OR THAT THE INFORMATION CONTAINED                   HAYNES CORP.
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT             TO BE MERGED WITH
TO ITS DATE.  THIS PROSPECTUS DOES NOT                   AND CONTINUE AS
CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY ANY                  HAYNES INTERNATIONAL, INC.
SECURITIES OTHER THAN THE REGISTERED
SECURITIES TO WHICH IT RELATES.  THE
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY
SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH
SUCH OFFER OR SOLICITATION IS UNLAWFUL.

       -------------------
                                                       % SENIOR NOTES DUE 2004
        TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     3
Risk Factors...........................    10
The Company............................    17
The Recapitalization...................    17
Use of Proceeds........................    19             ---------------------
Capitalization.........................    20
Selected Consolidated Financial Data...    21             P R O S P E C T U S
Management's Discussion and Analysis of
  Financial Condition and Results of                      ---------------------
  Operations...........................    23
Business...............................    37
Management.............................    51
Certain Transactions...................    60
Principal Stockholders.................    61
Description of the Notes...............    62
Description of Other Indebtedness......    86             MERRILL LYNCH & CO.
Underwriting...........................    87
Legal Matters..........................    87
Experts................................    88           PAINEWEBBER INCORPORATED
Additional Information.................    88
Index to Consolidated Financial
 Statements............................   F-1

  UNTIL           , 1996, ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN
THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER
A PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS
WHEN ACTING AS UNDERWRITERS AND WITH RESPECT
TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.                           , 1996

- -------------------------------------------     --------------------------------
- -------------------------------------------     --------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


    EXPENSES                                                                         AMOUNT
- ---------------------------------------------------------------------------------   --------
Securities and Exchange Commission registration fee..............................   $ 29,311
National Association of Securities Dealers, Inc. fee.............................      *
Printing and engraving expenses..................................................      *
Legal fees and expenses..........................................................      *
Accounting expenses and fees.....................................................      *
Transfer Agent and Registrar fees................................................      *
Blue Sky fees and expenses (including fees of counsel)...........................      *
Miscellaneous....................................................................      *
                                                                                    --------
    Total........................................................................   $
                                                                                    --------
                                                                                    --------

* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Certificate of Incorporation of the Registrant provides for the indemnification by the Registrant of each individual who was or is made a party or is threatened to be made a party to or is involved in an action, suit or proceeding by reason of the fact that such individual, or an individual of whom such individual is the legal representative, (i) is or was a director or officer of the Registrant, (ii) is or was serving (at such time as such individual is or was a director or officer of such Registrant) at the request of the Registrant as a director, officer, partner, trustee, administrator, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans to the fullest extent authorized by the Delaware General Corporations Law. Section 145 of the General Corporation Law of the State of Delaware provides that a corporation organized under the laws of Delaware may indemnify directors, officers, employees, and agents. Section 145 provides in pertinent part as follows:

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of he corporation as a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of Chancery or such other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section
145. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                                     * * *

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Not Applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:

    The list of exhibits is incorporated herein by reference to the Index to Exhibits on pages E-1 through E-4.

    (b) Financial Statement Schedules:

    All other financial statement schedules are omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedules or because the information is included in the Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liabilities under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus to be filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kokomo, State of Indiana, on June 6, 1996.

                                          HAYNES INTERNATIONAL, INC.


                                          By:        /s/ MICHAEL D. AUSTIN
                                              ..................................
                                              Michael D. Austin, President And
                                             Chief Executive Officer

                               POWER OF ATTORNEY

    Each person whose signature appears below irrevocably constitutes and appoints Michael D. Austin and Joseph F. Barker, and each or either of them (with full power to act alone), his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, agents or their substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                                      CAPACITY                     DATE
                                          ---------------------------------   --------------
         /s/ MICHAEL D. AUSTIN            President and Chief Executive        June 6, 1996
 ........................................    Officer (Principal Executive
           Michael D. Austin                Officer) and Director

           /s/ PERRY J. LEWIS             Director                             June 6, 1996
 ........................................
             Perry J. Lewis

           /s/ JOHN A. MORGAN             Director                             June 6, 1996
 ........................................
             John A. Morgan

         /s/ THOMAS F. GITHENS            Director                             June 6, 1996
 ........................................
           Thomas F. Githens

            /s/ SANGWOO AHN               Director                             June 6, 1996
 ........................................
              Sangwoo Ahn

             /s/ IRA STARR                Director                             June 6, 1996
 ........................................
               Ira Starr

            /s/ ROBERT EGAN               Director                             June 6, 1996
 ........................................
              Robert Egan

          /s/ JOSEPH F. BARKER            Vice President--Finance; Director    June 6, 1996
 ........................................    (Principal Financial Officer)
            Joseph F. Barker

         /s/ THEODORE T. BROWN            Controller (Principal Accounting     June 6, 1996
 ........................................    Officer)
           Theodore T. Brown

                               INDEX TO EXHIBITS

                                                                                           SEQUENTIAL
    NUMBER                                                                                  NUMBERING
  ASSIGNED IN                                                                              SYSTEM PAGE
REGULATION S-K                                                                              NUMBER OF
   ITEM 601                                   DESCRIPTION OF EXHIBIT                         EXHIBIT
- ---------------                               ----------------------                       -----------
    (1)             1.01  Form of Underwriting Agreement.*
    (2)             2.01  Form of Plan of Merger.*
                    2.02  Form of Agreement of Merger.*
    (3)             3.01  Restated Certificate of Incorporation of Registrant.
                          (Incorporated by reference to Exhibit 3.01 to Registration
                          Statement on Form S-1, Registration No. 33-32617).
                    3.02  Bylaws of Registrant. (Incorporated by reference to Exhibit
                          3.02 to Registration Statement on Form S-1, Registration No.
                          33-32617).
    (4)             4.01  See Exhibits 3.01 and 3.02.
                    4.02  Indenture, dated as of August 31, 1989, between Haynes
                          Acquisition Corporation and The Connecticut National Bank,
                          relating to the 13 1/2% Senior Subordinated Notes Due 1999, table of contents and cross-reference sheet. (Incorporated by reference to Exhibit 4.02 to Registration Statement on Form
                          S-1, Registration No. 33-32617.)
                    4.03  First Supplement to Indenture, dated as of August 31, 1989, among Haynes International, Inc., Haynes Acquisition
                          Corporation and The Connecticut National Bank. (Incorporated
                          by reference to Exhibit 4.03 to Registration Statement on Form
                          S-1, Registration No. 33-32617.)
                    4.04  Second Supplement to Indenture, dated as of February 5, 1990, between Haynes International, Inc. and The Connecticut
                          National Bank. (Incorporated by reference to Exhibit 4.09 to
                          Amendment No. 1 to Registration Statement on Form S-1,
                          Registration No. 33-32617.)
                    4.05  Third Supplement to Indenture, dated as of February 9, 1995, between Haynes International, Inc. and Shawmut Bank
                          Connecticut, National Association (formerly known as The
                          Connecticut National Bank.)
                    4.06  Fourth Supplement to Indenture, dated as of January 31, 1996, between Haynes International, Inc. and Fleet National Bank of
                          Connecticut (formerly known as Shawmut Bank Connecticut,
                          National Association, formerly known as The Connecticut
                          National Bank.)
                    4.07  Indenture, dated as of July 1, 1993, among Haynes
                          International, Inc., Haynes Holdings, Inc. and Society
                          National Bank, Indiana, as Trustee, relating to the 11 1/4%
                          Senior Secured Notes Due 1998, table of contents and
                          cross-reference sheet. (Incorporated by reference to Exhibit
                          4.01 to the Registration Statement on Form S-4, Registration
                          No. 33-66346.)
                    4.08  Registration Rights Agreement, dated July 1, 1993, by and among Haynes International, Inc., Haynes Holdings, Inc. and
                          Prudential Securities Incorporated. (Incorporated by reference to Exhibit 4.03 to Registration Statement on Form S-4,
                          Registration No. 33-66346.)
                    4.09  Form of 11 1/4% Senior Secured Note Due 1998, Series B.
                          (Included as Appendix B to the Indenture filed as Exhibit
                          4.07.) (Incorporated by Reference to Exhibit 4.02 to the
                          Registration Statement on Form S-4, Registration No.
                          33-66346.)
                    4.10  Indenture, dated as of August       , 1996, among Haynes

                                                                                           SEQUENTIAL
    NUMBER                                                                                  NUMBERING
  ASSIGNED IN                                                                              SYSTEM PAGE
REGULATION S-K                                                                              NUMBER OF
   ITEM 601                                   DESCRIPTION OF EXHIBIT                         EXHIBIT
- ---------------           --------------------------------------------------------------   -----------
                          International, Inc., Haynes Corp. and Society National Bank,
                          Indiana, as Trustee, relating to the    % Senior Notes Due
                          2004, table of contents and cross-reference sheet.*
                    4.11  Form of    % Senior Note Due 2004.*
                    4.12  Specimen Stock Certificate for Common Stock.*
    (5)             5.01  Opinion of Ice Miller Donadio & Ryan as to the legality of the
                          Common Stock to be registered.*
    (6)                   No Exhibit.
    (7)                   No Exhibit.
    (8)                   No Exhibit.
    (9)                   No Exhibit.
    (10)           10.01  Form of Severance Agreements, dated as of March 10, 1989, between Haynes International, Inc. and the employees of Haynes
                          International, Inc. named in the schedule to the Exhibit.
                          (Incorporated by reference to Exhibit 10.03 to Registration
                          Statement on Form S-1, Registration No. 33-32617.)
                   10.02  Purchase Agreement, dated as of August 31, 1989, among Haynes
                          Acquisition Corporation, Haynes Holdings, Inc. and Purchasers
                          named on the signature pages relating to the sale of the 13
                          1/2% Senior Subordinated Notes Due 1999 and Common Stock of
                          Haynes Holdings, Inc. (Incorporated by reference to Exhibit
                          4.01 to Registration Statement on Form S-1, Registration No.
                          33-32617.)
                   10.03  Stock Subscription Agreement, dated as of August 31, 1989, among Haynes Holdings, Inc., Haynes International, Inc. and the persons listed on the signature pages thereto (Investors).
                          (Incorporated by reference to Exhibit 4.07 to Registration
                          Statement on Form S-1, Registration No. 33-32617.)
                   10.04  Amendment to the Stock Subscription Agreement To Add a Party,
                          dated August 14, 1992, among Haynes Holdings, Inc., Haynes
                          International, Inc., MLGA Fund II, L.P., and the persons
                          listed on the signature pages thereto. (Incorporated by
                          reference to Exhibit 10.17 to Registration Statement on Form
                          S-4, Registration No. 33-66346.)
                   10.05  Second Amendment to Stock Subscription Agreement, dated March
                          16, 1993, among Haynes Holdings, Inc., Haynes International,
                          Inc., MLGA Fund II, L.P., MLGAL Partners, Limited Partnership,
                          and the persons listed on the signature pages thereto.
                          (Incorporated by reference to Exhibit 10.21 to Registration
                          Statement on Form S-4, Registration No. 33-66346.)
                   10.06  Stockholders Agreement, dated as of August 31, 1989, among
                          Haynes Holdings, Inc. and the persons listed on the signature pages thereto (Investors). (Incorporated by reference to
                          Exhibit 4.08 to Registration Statement on Form S-1,
                          Registration No. 33-32617.)
                   10.07  Amendment to the Stockholders Agreement To Add a Party, dated
                          August 14, 1992, among Haynes Holdings, Inc., MLGA Fund II,
                          L.P., and the persons listed on the signature pages thereto.
                          (Incorporated by reference to Exhibit 10.18 to Registration
                          Statement on Form S-4, Registration No. 33-66346.)
                   10.08  Investment Agreement, dated August 10, 1992, between MLGA Fund
                          II, L.P., and Haynes Holdings, Inc. (Incorporated by

                                                                                           SEQUENTIAL
    NUMBER                                                                                  NUMBERING
  ASSIGNED IN                                                                              SYSTEM PAGE
REGULATION S-K                                                                              NUMBER OF
   ITEM 601                                   DESCRIPTION OF EXHIBIT                         EXHIBIT
- ---------------           --------------------------------------------------------------   -----------
                          reference to Exhibit 10.22 to Registration Statement on Form
                          S-4, Registration No. 33-66346.)
                   10.09  Investment Agreement, dated August 10, 1992, between MLGAL
                          Partners, Limited Partnership and Haynes Holdings, Inc.
                          (Incorporated by reference to Exhibit 10.23 to Registration
                          Statement on Form S-4, Registration No. 33-66346.)
                   10.10  Investment Agreement, dated August 10, 1992, between Thomas F.
                          Githens and Haynes Holdings, Inc. (Incorporated by reference to Exhibit 10.24 to Registration Statement on Form S-4,
                          Registration No. 33-66346.)
                   10.11  Consent and Waiver Agreement, dated August 14, 1992, among
                          Haynes Holdings, Inc., Haynes International, Inc., MLGA Fund
                          II, L.P., and the persons listed on the signature pages
                          thereto. (Incorporated by reference to Exhibit 10.19 to
                          Registration Statement on Form S-4, Registration No.
                          33-66346.)
                   10.12  Retirement Agreement, dated as of May 21, 1993, between Haynes
                          International, Inc. and Paul F. Troiano. (Incorporated by
                          reference to Exhibit 10.02 to Registration Statement on Form
                          S-4, Registration No. 33-66346).
                   10.13  Purchase Agreement, dated June 30, 1993, by and among Haynes
                          International, Inc., Haynes Holdings, Inc. and Prudential
                          Securities Incorporated relating to the sale of 11 1/4% Senior
                          Secured Notes Due 1998, Series A. (Incorporated by reference to Exhibit 10.20 to Registration Statement on Form S-4,
                          Registration No. 33-66346.)
                   10.14  Executive Employment Agreement, dated as of September 1, 1993, by and among Haynes International, Inc., Haynes Holdings, Inc.
                          and Michael D. Austin. (Incorporated by reference to Exhibit
                          10.26 to the Registration Statement on Form S-4, Registration
                          No. 33-66346.)
                   10.15  Amendment to Employment Agreement, dated as of June       ,
                          1996 by and among Haynes International, Inc., Haynes Holdings,
                          Inc. and Michael D. Austin.*
                   10.16  Loan and Security Agreement, dated August 11, 1994, between
                          Congress Financial Corporation (Central) and Haynes
                          International, Inc.
                   10.17  Amendment No. 1 to Loan and Security Agreement, dated February
                          9, 1995, by and between Congress Financial Corporation
                          (Central) and Haynes International, Inc.
                   10.18  Amendment No. 2 to Loan and Security Agreement, dated February
                          12, 1996, by and between Congress Financial Corporation
                          (Central) and Haynes International, Inc.
                   10.19  Haynes Holdings, Inc. Employee Stock Option Plan.
                          (Incorporated by reference to Exhibit 10.08 to Registration
                          Statement on Form S-1, Registration No. 33-32617.)
                   10.20  Form of "New Option" Agreements between Haynes Holdings, Inc.
                          and the executive officers of Haynes International, Inc. named in the schedule to the Exhibit. (Incorporated by reference to
                          Exhibit 10.09 to Registration Statement on Form S-1,
                          Registration No. 33-32617.)
                   10.21  Form of "September Option" Agreements between Haynes Holdings,
                          Inc. and the executive officers of Haynes International, Inc.
                          named in the schedule to the Exhibit. (Incorporated by

                                                                                           SEQUENTIAL
    NUMBER                                                                                  NUMBERING
  ASSIGNED IN                                                                              SYSTEM PAGE
REGULATION S-K                                                                              NUMBER OF
   ITEM 601                                   DESCRIPTION OF EXHIBIT                         EXHIBIT
- ---------------           --------------------------------------------------------------   -----------
                          reference to Exhibit 10.10 to Registration Statement on Form
                          S-1, Registration No. 33-32617.)
                   10.22  Form of "January 1992 Option" Agreements between Haynes
                          Holdings, Inc. and the executive officers of Haynes
                          International, Inc. named in the schedule to the Exhibit.
                          (Incorporated by reference to Exhibit 10.08 to Registration
                          Statement on Form S-4, Registration No. 33-66346.)
                   10.23  Form of "Amendment to Holdings Option Agreements" between
                          Haynes Holdings, Inc. and the executive officers of Haynes
                          International, Inc. named in the schedule to the Exhibit.
                          (Incorporated by reference to Exhibit 10.09 to Registration
                          Statement on Form S-4, Registration No. 33-66346.)
                   10.24  Haynes International, Inc. 1996 Employee Stock Option Plan
                   10.25  Form of "Employee Option" Agreements between Haynes Holdings,
                          Inc. and the executive officers of Haynes Holdings, Inc. named in the schedule to the Exhibit.*
                   10.26  Form of Purchase Agreement, dated            , 1996, by and
                          among Haynes International, Inc., Haynes Corp., Merrill Lynch,
                          Pierce, Fenner & Smith Incorporated and PaineWebber
                          Incorporated related to the sale of the    % Senior Notes Due
                          2004.*
    (11)                  No Exhibit.
    (12)           12.01  Statement re: computation of ratio of earnings to fixed charges.*
    (14)                  No Exhibit.
    (15)                  No Exhibit.
    (16)                  No Exhibit.
    (21)           21.01  Subsidiaries of the Registrant. (Incorporated by reference to
                          Exhibit 21.01 to Registration Statement on Form S-4,
                          Registration No. 33-66346.)
    (23)           23.01  Consent of Coopers & Lybrand, L.L.P. dated June 5, 1996.
                   23.02  Consent of Ice Miller Donadio & Ryan. (Included as part of
                          Exhibit 5.01.)
    (24)           24.01  Power of Attorney. (See Signature Pages.)
    (25)           25.01  Statement of Eligibility of The Connecticut National Bank, as
                          Trustee under the Indenture for 13 1/2% Senior Subordinated
                          Notes, Due 1999. (Incorporated by reference to Exhibit 26.01 to Registration Statement on Form S-1, No. 33-32617.)
                   25.02  Statement of Eligibility of Society National Bank, Indiana, as
                          Trustee under the Indenture for the 11 1/4% Senior Secured
                          Notes, Due 1998. (Incorporated by reference to Exhibit 25.01 to the Registration Statement on Form S-4, Registration No.
                          33-66346.)
                   25.03  Statement of Eligibility of Society National Bank, Indiana, as
                          Trustee under the Indenture for    % Senior Notes Due 2004.*
    (26)                  No Exhibit.
    (27)           27.01  Financial Data Schedule.
    (28)                  No Exhibit.
    (99)                  No Exhibit.

- ------------

* To be filed by amendment.